As filed with the Securities and Exchange Commission on June 24, 2008

                       Securities Act File No. 333-125447
                    Investment Company Act File No. 811-21247


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ] PRE-EFFECTIVE AMENDMENT
[X] POST-EFFECTIVE AMENDMENT No. 5

                                     AND/OR

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] Amendment No. 11

                                 --------------
                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC

               (Exact name of Registrant as specified in Charter)

                                 One Wall Street
                               New York, NY 10286
                    (Address of principal executive offices)

       Registrant's Telephone Number, including Area Code: (212) 495-1784
                                 --------------
                                c/o Joseph Murphy
                           The Bank of New York Mellon
                                 One Wall Street
                               New York, NY 10286
                     (Name and address of agent for service)

                                    COPY TO:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
 -------------------------------------------------------------------------------
                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
      AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION
                                   STATEMENT.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box |X|

It is proposed that this filing will become effective when declared effective pursuant to Section 8(c) |X|

If appropriate, check the following box:

[ ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

                                                 PROPOSED
                                                 MAXIMUM         AMOUNT OF
TITLE OF SECURITIES      AMOUNT BEING           AGGREGATE       REGISTRATION
   BEING REGISTERED       REGISTERED         OFFERING AMOUNT        FEE


 Limited Liability
 Company Interests        $150,000,000*       $150,000,000        $17,655**

                  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



                  * Previously registered.
                  ** Previously paid.

                             Dated [________], 2008

                                   PROSPECTUS

                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC

                       Limited Liability Company Interests

                              --------------------

                  INVESTMENT OBJECTIVE. BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund") is a limited liability company registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end management investment company. The Fund's investment objective is to provide above average capital appreciation with low to moderate volatility of investment returns. The Fund pursues its investment objective by investing primarily in private investment partnerships and other investment vehicles ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio Managers") that pursue "Equity Investing," "Special Situation," "Relative Value," "Credit Investing" or "Tactical Trading" investment strategies.

                              --------------------

                  INVESTING IN THE FUND'S LIMITED LIABILITY COMPANY INTERESTS ("INTERESTS") INVOLVES A HIGH DEGREE OF RISK. SEE "PRINCIPAL RISK FACTORS" BEGINNING ON PAGE 19.

                  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                  This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. A statement of additional information ("SAI") dated, [___], 2008, as it may be supplemented, containing additional information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the SAI (the table of contents of which is on page 59 of this prospectus), the Fund's annual and semi-annual reports to shareholders, and other information about the Fund, and make shareholder inquiries by calling (877) 470-9122 or by writing to the Fund at One Wall Street, New York, New York 10286. The Fund does not have a website. You also may obtain a copy (and other information regarding the Fund) from the Securities and Exchange Commission's website (http://www.sec.gov).

                              --------------------

                                 TOTAL OFFERING
              Amount................................$150,000,000
              Sales Load (Placement Fee)............  $4,500,000
              Proceeds to the Fund..................$150,000,000

         BNY Hamilton Distributors, Inc. and MBSC Securities Corporation (each, a "Distributor" and together, the "Distributors") act as co-distributors of Interests on a best efforts basis, subject to various conditions. Interests are offered through the Distributors and other brokers, dealers and certain financial institutions that have entered into selling agreements with the Distributors ("Selling Agents"). Interests will be sold only to investors meeting all qualifications for investment in the Fund. See "Investor Qualifications." The Distributors and Selling Agents may, in their discretion, impose a placement fee of up to 3% of the amount of an investor's investment in Interests. The table above assumes that the maximum placement fee of 3% is charged in connection with all sales of Interests. The placement fees charged by each Distributor and Selling Agent may vary, and the Distributors and Selling Agents may reduce or waive the placement fees as they may determine. (See "Distribution Arrangements - Purchase Terms.") In connection with the sales of Interests, BNY Investment Advisors (the "Adviser") (or one of its affiliates) may make one time payments from its own resources to the Distributor or Selling Agents of up to 1% of the value of Interests sold by them. In addition, the Adviser (or one of its affiliates) may make ongoing payments to Selling Agents from its own resources in an amount up to 0.90% per annum of the aggregate value of Interests held by Members that are customers of those Selling Agents (less the amount of any investor servicing fees paid to them by the Fund). (See "Distribution Arrangements.")

                              --------------------

                         BNY Hamilton Distributors, Inc.

                  INVESTMENT PROGRAM. The Fund pursues its investment objective by investing primarily in Portfolio Funds that are managed by Portfolio Managers that pursue Equity Investing, Special Situations, Relative Value, Credit Investing or Tactical Trading investment strategies. In allocating the Fund's assets for investment, Ivy Asset Management Corp. ("Ivy"), the Fund's investment manager, focuses on the selection of Portfolio Managers that have achieved above average investment returns through different market cycles, with additional consideration given to those managers that have achieved good performance during adverse market conditions. The investment programs used by the Fund, as well as the Portfolio Managers may employ a variety of sophisticated investment techniques that include, among others, short sales of securities, use of leverage (i.e., borrowing money for investment purposes), and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures. Ivy has primary responsibility for selecting Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager.

                  INVESTMENT ADVISER. The Adviser serves as the Fund's investment adviser. The Adviser is a division of The Bank of New York Mellon ("BNYM"), a New York state chartered bank, and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). BNYM is a subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a financial holding company. BNY Mellon was formed on July 2, 2007 through a merger of The Bank of New York Company, Inc., the former parent company of the Adviser, and Mellon Financial Corporation. BNY Mellon managed more than $1.1 trillion of assets as of March 31, 2008.

                  INVESTMENT MANAGER. Ivy, a direct, wholly-owned subsidiary of BNY Mellon, has been retained by the Adviser to provide day-to-day investment management services to the Fund, subject to the general supervision of the Adviser. Since its inception in 1984, Ivy's clients have been provided the ability to participate in niche investment styles and sophisticated investment strategies not typically available to the general investing public. Ivy offers a range of innovative multi-manager alternative investment products and customized portfolios designed to address specific client objectives. As of March 31, 2008, Ivy provided investment advisory services to client portfolios with assets of approximately $13.4 billion.

                  RESTRICTIONS ON TRANSFER. With very limited exceptions, Interests are not transferable and liquidity will be provided only through offers to repurchase Interests, which may be made from time to time by the Fund as determined by the Board of Managers of the Fund (the "Board") in its sole discretion. See "Repurchases of Interests and Transfers."

                  REPURCHASES OF INTERESTS. To provide a limited degree of liquidity to investors, the Fund from time to time will offer to repurchase its outstanding Interests pursuant to written tenders by investors. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests twice each year, as of June 30 and December 31. The Fund's Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") provides that the Fund will be dissolved if the Interest of any investor that has submitted a written request for repurchase of its Interest, in accordance with the terms of the LLC Agreement, has not been repurchased by the Fund within a period of two years after the investor's request. A repurchase fee equal to 1.00% of the value of an Interest (or portion of an Interest) repurchased, which is retained by the Fund, will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. See "Repurchases of Interests and Transfers."

                  MANAGEMENT FEE. The Fund pays the Adviser a fee (the "Management Fee") computed and paid monthly at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the beginning of each month. See "Management of the Fund--General."

                  INVESTOR QUALIFICATIONS. Interests are being offered only to investors that represent that they are natural persons or companies (other than investment companies) that have a net worth (or in the case of individuals, a joint net worth with their spouse) of more than $1,500,000 or that they meet certain other qualification requirements. The minimum initial investment in the Fund by any investor is $100,000. However, a $75,000 minimum investment requirement applies for investors who have at least $750,000 in assets under the management of BNYM or its affiliates. The minimum additional investment in the Fund by any investor is $25,000. Amounts received in payment for Interests will be subject to an escrow agreement and held in an escrow account at BNYM. Interests are being offered only to investors that are U.S. persons for Federal income tax purposes and may not be purchased by charitable remainder trusts. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time. See "Investor Qualifications."

                              --------------------

                  THE INTERESTS OFFERED HEREBY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF THE BANK OF NEW YORK MELLON OR ANY OTHER BANK, ARE NOT ENDORSED OR GUARANTEED BY THE BANK OF NEW YORK MELLON OR ANY OTHER BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.

                  You should rely only on the information contained in this prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of Interests in any state or other jurisdiction where the offer is not permitted.

                  An investment in the Fund should be considered speculative and you should invest in the Fund only if you can sustain a complete loss of your investment. No guarantee or representation is made that the investment program of the Fund will be successful or that the Fund will achieve its investment objective.

                  Notwithstanding anything to the contrary herein, each investor (and each employee, representative or other agent of such investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure.

                THE REST OF THE PAGE IS INTENTIONALLY LEFT BLANK

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY............................................................1
SUMMARY OF FUND EXPENSES.....................................................17
FINANCIAL HIGHLIGHTS.........................................................18
PRINCIPAL RISK FACTORS.......................................................19
OTHER RISK FACTORS...........................................................28
USE OF PROCEEDS..............................................................35
INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES................................35
PERFORMANCE HISTORY..........................................................43
MANAGEMENT OF THE FUND.......................................................43
INVESTOR QUALIFICATIONS......................................................46
REPURCHASES OF INTERESTS AND TRANSFERS.......................................46
CALCULATION OF NET ASSET VALUE...............................................49
CAPITAL ACCOUNTS.............................................................52
TAXES........................................................................54
INVESTOR SERVICING ARRANGEMENTS..............................................56
DISTRIBUTION ARRANGEMENTS....................................................56
GENERAL INFORMATION..........................................................58
TABLE OF CONTENTS OF THE SAI.................................................59



APPENDIX A - Form of Investor Certification..................................A-1

APPENDIX B - Investment Manager Performance Information......................B-1

APPENDIX C - Second Amended and Restated Limited Liability Company Agreement.C-1

                               PROSPECTUS SUMMARY

                  This is only a summary. The summary does not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained elsewhere in this prospectus and in the SAI.

The Fund BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund") is a limited liability company. The Fund is registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end management investment company. BNY Investment Advisors (the "Adviser") serves as the Fund's investment adviser.

                              Investors who purchase limited liability company interests in the Fund ("Interests") in the offering, and other persons who acquire Interests and are admitted to the Fund by its Board of Managers (the "Board"), will become members of the Fund ("Members").

                              The Fund is a "fund of funds" that enables eligible investors, through one investment, to participate in the investment programs of a professionally selected group of asset managers without being subject to the high minimum investment requirements that many asset managers typically impose. The Fund provides the benefits of professional selection of asset managers, professional asset allocation and the opportunity to invest with asset managers whose services may not generally be available to the investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage.

Investment Objective and      The Fund's investment objective is to provide
Principal Strategies          above average capital appreciation with low to
                              moderate volatility of investment returns.
                              The Fund pursues its investment objective by investing primarily in private investment partnerships and other investment vehicles
                              ("Portfolio Funds") that are managed by a select group of alternative asset managers ("Portfolio
                              Managers") that pursue "Equity Investing,"
                              "Special Situations," "Relative Value," "Credit
                              Investing" or "Tactical Trading" investment strategies. In allocating the Fund's assets for investment, Ivy Asset Management Corp. ("Ivy"), the Fund's investment manager, focuses on the selection of Portfolio Managers that have achieved above average investment returns through different market cycles, with additional consideration given to those managers that have achieved good performance during adverse market conditions.

                              The investment programs used by the Fund, as well as the Portfolio Managers, may involve a variety of sophisticated investment techniques that include, among others, short sales of securities, use of leverage (i.e., borrowing money for investment purposes), and transactions in derivative securities and other financial instruments such as stock options, index options, futures contracts and options on futures. Portfolio Managers' use of these techniques will be an integral part of their investment programs, and involves significant risks to the Fund.

                              Ivy is responsible for selecting the Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager, subject to the general supervision of the Adviser. The Fund implements these allocation decisions by investing primarily in Portfolio Funds. Portfolio Funds in which the Fund invests may include private investment limited partnerships, joint ventures, investment companies and similar investment vehicles managed by Portfolio Managers. In addition, the Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Fund's assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner of the vehicle and the Fund will be the sole limited partner). (Any arrangement in which the Fund retains a Portfolio Manager to manage a separate account or separate investment vehicle for the Fund is referred to as a "Portfolio Account.")

                              The Fund's assets are allocated primarily to Portfolio Managers that pursue Equity Investing, Special Situations, Relative Value, Credit Investing or Tactical Trading investment strategies.

                              EQUITY INVESTING. This strategy involves purchasing securities at prices which, in the Portfolio Manager's opinion, are less than the per share value of the issuers' assets or earning power. The emphasis of managers pursuing this type of strategy is on individual stock selection rather than predicting market direction and the use of fundamental analysis as well as analytical and statistical analysis.

                              Portfolio Managers pursuing this strategy generally may effect short sales of securities of issuers that they believe are overvalued based upon an assessment of the prospects of those issuers. Selling short securities involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. This technique allows an investor to profit from a decline in the market price of the securities that are sold short. Portfolio Managers pursuing this strategy typically invest in common stocks and stock options.

                              SPECIAL SITUATIONS. Typically, these strategies, which are also referred to as "event driven" strategies, involve investing in opportunities created by significant, generally one-time, transactional events such as spin-offs, mergers and acquisitions, restructurings and bankruptcy proceedings. Portfolio Managers pursuing these strategies engage in merger arbitrage or distressed securities investing, but may also engage in other event driven investment programs and typically invest in various securities and financial instruments, including common stocks, corporate debt securities and swaps.

                              RELATIVE VALUE. These strategies seek profits from pricing inefficiencies in securities traded in various markets, and involve investing in U.S. and foreign common stocks, preferred stock, stock options, corporate debt securities, convertible bonds, government bonds, swaps and futures contracts. Portfolio Managers pursuing these strategies seek to generate investment returns, while minimizing the correlation of their investment returns to movements in the general market or market sectors. Relative value investment strategies include convertible arbitrage, long/short market neutral equities trading, and basis and spread trading.

                              CREDIT INVESTING. These strategies generally consist of making investments in a variety of credit and credit-related instruments or obligations (such as bonds, preferred equity, or other debt instruments), both long and short. These strategies may also seek to exploit inefficiencies and trading opportunities in the credit markets. Credit-based strategies include, but are not limited to, long/short investment grade investing, high yield investing, distressed credit investing, capital structure arbitrage, credit relative value arbitrage, structured credit arbitrage, credit index-based trading, credit derivative trading and credit volatility trading. Some of these credit investing strategies may also be considered Special Situations or Relative Value investing.

                              Portfolio Managers effecting these strategies may employ a variety of styles and may take on varying degrees of credit market exposure.

                              TACTICAL TRADING. These strategies seek to profit from directional moves in interest rates, currencies, commodities, stock indices and other types of assets, often using futures, options on futures, spot instruments and over-the-counter derivatives. Tactical trading strategies generally fall into one of two categories: managed futures strategies or global macro strategies. Portfolio Managers utilizing managed futures strategies typically trade in futures and currencies, and use systematic or discretionary approaches based on identified trends. Portfolio Managers pursuing global macro strategies generally utilize analysis of macroeconomic and financial conditions to develop views on country, regional or broader economic themes and then seek to capitalize on such views by trading in securities, commodities, interest rates, currencies and other instruments.

                              Portfolio Managers may invest and trade in a wide range of securities and financial instruments and markets, including, but not limited to, U.S. and non-U.S. equities and equity-related instruments, currencies, commodities financial futures, and fixed-income and other debt securities of varying maturity and quality, including lower quality debt securities. Portfolio Managers are generally not limited as to the markets in which they may invest or the investment disciplines that they may employ.

                              During periods of adverse market conditions in the securities markets, as determined by Ivy, the Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash. The Fund also invests in money market instruments or shares of money market funds, or holds cash for liquidity purposes.

                              In pursuing its investment objective, the Fund seeks to limit volatility in overall investment returns by allocating its assets among a diverse group of Portfolio Managers that pursue a number of different and specialized investment programs.

                              Portfolio Managers will generally invest primarily in marketable securities, although certain Portfolio Managers may also invest a portion of the assets of Portfolio Funds in privately placed securities and other investments that are illiquid. Interests in the Portfolio Funds are not marketable and only have limited liquidity.

                              Ivy selects Portfolio Managers with which to invest the Fund's assets using a process that seeks to identify appropriate Portfolio Managers for the Fund and to construct a portfolio of investments for the Fund that it believes is positioned to provide above average capital appreciation potential with low to moderate volatility of investment returns. Ivy begins the selection process by identifying Portfolio Managers that have achieved above average returns through various market cycles, with additional consideration given to Portfolio Managers that have achieved good performance during adverse market conditions. Ivy reviews candidate Portfolio Managers to analyze their reported historical investment results and their adherence to stated investment programs. Ivy considers additional factors in selecting Portfolio Managers, including the quality and effectiveness of Portfolio Managers' risk management policies and procedures and their investor communications and reporting capabilities. Ivy requires that each Portfolio Manager report, on at least a monthly basis, on the value of the Fund's investment in the Portfolio Fund managed by that Portfolio Manager. In addition, in constructing the Fund's investment portfolio, Ivy considers the degree of liquidity available from the Portfolio Fund to help assure that the Fund has appropriate flexibility to adjust its investment positions consistent with the Fund's investment goals and adequate liquidity to repurchase Interests without the need to borrow money to effect repurchase offers.

                              Ivy assesses the overall risk of investments the Fund intends to make by examining the individual risks of particular investments and the cross-correlation of risks among each of the Portfolio Managers. Ivy invests the Fund's assets with those Portfolio Managers, which within each strategy it believes have the greatest likelihood of achieving attractive returns among those Portfolio Managers that it reviews.

                              After the Fund's assets have been allocated to a Portfolio Manager, Ivy regularly evaluates the Portfolio Manager's investment performance to determine whether its investment program continues to be consistent with the Fund's investment objective and whether its investment performance and the characteristics of its investment results are satisfactory in light of market conditions and the results achieved by other Portfolio Managers. Based on these evaluations and other factors that Ivy deems relevant, Ivy makes decisions to reallocate the Fund's assets among Portfolio Managers and to terminate and add Portfolio Managers. Failure of a Portfolio Fund to provide, on a timely or accurate basis, required monthly valuation information to the Fund could result in the liquidation of the Fund's investment in the Portfolio Fund at the Fund's next opportunity to withdraw from such Portfolio Fund. The termination of Portfolio Managers and the addition of Portfolio Managers that do not manage Portfolio Accounts does not require the approval of Members. See "Investment Objective and Principal Strategies."

                              AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS AND NO ASSURANCE CAN BE GIVEN THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.


The Adviser                   The Adviser, BNY Investment Advisors, is a
                              division of The Bank of New York Mellon ("BNYM") and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended
                              (the "Investment Advisers Act").

                              BNYM is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a publicly traded financial holding company. BNY Mellon was formed on July 2, 2007 through a merger of The Bank of New York Company, Inc., the former parent company of BNYM, and Mellon Financial Corporation. BNY Mellon managed more than $1.1 trillion of assets as of March 31, 2008. BNY Mellon provides a complete range of banking and other financial services to corporations and individuals worldwide through its basic businesses, namely, Securities Servicing and Global Payment Services, Corporate Banking, BNY Mellon Asset Management, Private Wealth Management, and Financial Market Services. BNYM is one of the world's largest custodian banks with $23.1 trillion in assets under custody as of March 31, 2008.

                              Pursuant to an investment advisory agreement with the Fund (the "Investment Management Agreement"), the Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day management services, as well as various administrative services, to the Fund. The Adviser is authorized, subject to the approval of the Board and Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided by the Adviser to the Fund or to assist in providing these services.

                              In consideration of services provided by the Adviser, the Fund pays the Adviser a fee (the "Management Fee") computed and paid monthly at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the beginning of each month.

                              BNY Mellon, the parent company of BNYM, BNYM, the Adviser, and their affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation by the Board of Governors of the Federal Reserve System or other appropriate bank regulatory agencies. The BHCA and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser, BNY Mellon and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund.

                              BNY Mellon may be deemed to control the Fund for purposes of the BHCA and has elected to treat the Fund as part of its "merchant banking" activities, although BNY Mellon may change this election in the future (without obtaining the consent of the Fund or of investors in the Fund). Consequently, the Fund is subject to the provisions of the BHCA governing merchant banking activities. See "Other Risk Factors" and "Statement of Additional Information -- Investment Policies and Practices."

The Investment Manager        Ivy, an affiliate of BNYM, has been retained by
                              the Adviser to serve as the investment manager of the Fund and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser. Ivy is registered as an investment adviser under the Investment Advisers Act and is recognized as one of the leading multi-manager alternative investment specialists. Since its inception in 1984, Ivy has provided its clients the ability to participate in niche investment styles and sophisticated strategies not typically available to the general investing public. Ivy offers a range of innovative multi-manager alternative investment products and customized portfolios developed to address specific client objectives.
                              Ivy is a direct, wholly owned subsidiary of BNY
                              Mellon. As of March 31, 2008, Ivy managed approximately $13.4 billion of client assets.
                              As compensation for the services provided by Ivy, the Adviser pays Ivy a monthly fee equal to 50% of the Management Fee received by the Adviser pursuant to the Investment Management Agreement.
                              The fee paid to Ivy is not a direct expense of the Fund. See "Management of the Fund."

Borrowings                    The Fund is authorized to borrow money for
                              investment purposes, to meet repurchase requests and for cash management purposes. Borrowings by the Fund, including any borrowings on behalf of Portfolio Accounts, are subject to a 300% asset coverage requirement under the Investment Company
                              Act. Portfolio Funds that are not registered investment companies are not subject to this requirement. Borrowings by Portfolio Funds and the Fund for investment purposes (a practice known as "leverage") involve certain risks. Any borrowings for investment purposes (other than on a short-term basis) by the Fund would be made solely for Portfolio Accounts and are not a principal investment strategy of the Fund.

                              See "Principal Risk Factors - Leverage;
                              Borrowing," "Other Risk Factors - Borrowing by the Fund" and "Investment Objective and Principal Strategies - Borrowing; Use of Leverage."

Investor Qualifications       Interests are being offered only to investors that
                              represent that: (i) they are individuals or companies (other than investment companies) that have a net worth (or in the case of individuals, a joint net worth with their spouse) of more than $1.5 million or that they meet certain other qualification requirements; (ii) they are U.S.
                              persons for Federal income tax purposes; and (iii) they are not charitable remainder trusts.
                              Interests may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, each as defined in the Internal Revenue Code of 1986, as amended.

                              Before an investor may invest in the Fund, the Distributor or the investor's sales representative will require the investor to certify that it meets applicable investor qualification requirements and that it will not transfer its Interest except in the limited circumstances permitted under the LLC Agreement. (The form of certification that each investor will be asked to sign is contained in Appendix A of this prospectus.) If an investor's certification is not received on or before the date Interests are to be issued, the investor's order will not be accepted. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time. See "Investor Qualifications."

Investor Suitability          AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL
                              RISKS.

                              It is possible that an investor may lose some or all of its investment. Before making an investment decision, an investor should (i) consider the suitability of this investment with respect to its investment objectives and personal situation and
                              (ii) consider factors such as its personal net worth, income, age, risk tolerance and liquidity needs.

The Offering                  The Fund is offering $150,000,000 of Interests
                              through BNY Hamilton Distributors, Inc. and MBSC
                              Securities Corporation (each, a "Distributor" and together, the
                              "Distributors"), and through brokers, dealers and certain financial institutions, that have entered into selling agreements with the Distributors
                              ("Selling Agents").

                              See "Distribution Arrangements." The Distributors may accept orders for any lesser amount. The Board may accept initial and additional subscriptions for Interests as of the first day of each quarter, or at such other times as may be determined by the Board.

                              The minimum initial investment in the Fund by an investor is $100,000. However, a $75,000 minimum investment requirement applies for investors who have at least $750,000 in assets under the management of BNYM or its affiliates. Subsequent investments must be at least $25,000.

                              The Distributors and Selling Agents may, in their discretion, impose a placement fee in connection with sales of Interests (a "Placement Fee") of up to 3% of the amount of an investor's investment in Interests. The Placement Fee will be determined as a percentage of an investor's investment amount and will not constitute an investment made by the investor in the Fund. See "Distribution Arrangements - Purchase Terms."

                              In connection with, and as compensation for selling Interests, the Adviser (or another affiliate of BNYM) may make one-time payments from its own resources to the Distributors or Selling Agents of up to 1% of the value of Interests sold by them. In addition, the Adviser, or another affiliate of BNYM, may make ongoing payments to the Distributors and Selling Agents from its own resources in an amount up to 0.90% per annum of the aggregate value of Interests sold by the applicable Distributor or Selling Agent and which Interests remain outstanding and, in the case of a Selling Agent, are held by Members who are customers of the Selling Agent. These payments will not be an obligation of the Fund or of Members. See "Distribution Arrangements."

Investor Servicing Fee        The Fund pays quarterly fees to the Distributors
                              to reimburse them for payments made to Selling
                              Agents and certain financial advisers that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers ("Investor Service
                              Providers"). These fees, with respect to each Investor Service Provider, will be in an amount not to exceed the lesser of: (i) 0.50% (on an annualized basis) of the average monthly aggregate value of outstanding Interests held by investors that receive services from the Investor Service
                              Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the actual payments made by a Distributor to the Investor Service Provider. See
                              "Investor Servicing Arrangements."

Distribution Policy           The Fund has no present intention of making
                              periodic distributions of its net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of the Board. Whether or not distributions are made, Members will be required each year to pay applicable Federal, state, and local income taxes on their respective shares of the Fund's income and gains.

Unlisted Closed-End           The Fund is a closed-end management investment
Structure; Limited Liquidity  company. Closed-end funds differ from open-end
and Transfer Restrictions     management investment companies (commonly known as
                              mutual funds) in that investors in a closed-end fund, such as the Fund, do not have the right to redeem their shares or interests on a daily basis.
                              Thus, Members do not have the right to require the Fund to redeem Interests.

                              In addition, there is no public market for Interests and none is expected to develop. With very limited exceptions, Interests are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund, as described below. If an investor attempts to transfer its Interest in violation of the LLC Agreement, the transfer will not be permitted and will be void. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Interests and should be viewed as a long-term investment.

Repurchases of Interests      The Fund, from time to time, may offer to
                              repurchase outstanding Interests pursuant to written tenders by Members. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests.
                              The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests twice each year, as of June 30 and December 31. A repurchase fee equal to 1.00% of the value of an Interest (or portion of an Interest) repurchased, which is retained by the Fund, will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund.

                              The fee is intended to offset costs associated with short-term investments in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase. The LLC Agreement generally provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request for repurchase of its Interest, in accordance with the terms of the LLC Agreement, has not been repurchased by the Fund within a period of two years after the Member's request.

                              If a repurchase offer is oversubscribed by Members who tender Interests, the Fund will repurchase only a pro rata portion of the Interest tendered by each Member. In addition, a Member who tenders for repurchase only a portion of an Interest will be required to maintain a minimum capital account balance of $75,000.

                              The Fund maintains the right to reduce the portion of an Interest to be repurchased from a Member so that the required minimum capital account balance is maintained.

                              The Fund may redeem all or part of an Interest if, among other reasons, ownership of an Interest by a Member would cause the Fund, the Adviser or Ivy to be in violation of the securities, commodities or other laws of the U.S. or any other relevant jurisdiction. See "Repurchases of Interests and Transfers--No Right of Redemption," "--Repurchases of Interests" and "--Mandatory Redemption by the Fund."

Taxation Counsel to the Fund has rendered an opinion that the Fund will be classified as a partnership and not as an association taxable as a corporation for Federal tax purposes. Counsel to the Fund also has rendered its opinion that, under a "facts and circumstances" test, the Fund will not be treated as a "publicly traded partnership" taxable as a corporation. Accordingly, the Fund should not be subject to Federal income tax, and each Member will be required to report on its own annual tax return such Member's distributive share of the Fund's taxable income or loss.

                              If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation (as a result of a successful challenge to the opinions rendered by counsel to the Fund or otherwise), the taxable income of the Fund would be subject to corporate income tax and any distributions of profits from the Fund would be treated as dividends. (See "Taxes.")

ERISA Plans And Other         Because the Fund and the Portfolio Funds may use
Tax-Exempt Entities           leverage and may engage in certain trade or
                              business activities, tax-exempt investors subject to the Employee Retirement Income Security Act of
                              1974, as amended ("ERISA"), and other tax-exempt investors may incur income tax liability to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income.
                              The Fund is not designed for investment by charitable remainder trusts and, therefore, such trusts may not purchase Interests. See "SAI - Tax
                              Aspects" and "SAI - ERISA Considerations."

Principal Risks and           An investment in the Fund involves substantial
Special Considerations        risks and special considerations, including the
                              following:

                              [] Investing in the Fund can result in a loss of
                                 capital invested.

                              [] Various risks are associated with the
                                 securities and other instruments in which Portfolio Managers may invest and the specialized investment techniques they may use, including the use of leverage, short sales and derivatives, which involve substantial risks.

                              [] Certain Portfolio Funds and Portfolio Managers
                                 may be newly formed and have limited or no operating histories.

                              [] With very limited exceptions, Interests are not
                                 transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund. There is no assurance that an investor tendering an Interest for repurchase in connection with a repurchase offer made by the Fund will have that Interest repurchased in that repurchase offer.

                              [] The Fund is a non-diversified fund and invests
                                 in Portfolio Funds that may not have
                                 diversified investment portfolios, thereby increasing the risk to the Fund of the performance of a single Portfolio Fund.

                              [] Portfolio Funds may, in some cases, concentrate
                                 their investments in a single industry or group of related industries, which can increase the sensitivity of their investment returns to economic factors affecting that industry or group of industries.

                              [] Portfolio Managers may invest in the securities
                                 of companies having small market
                                 capitalizations, which involve greater risks than would be involved in investing in securities of companies having larger market capitalizations as a result of various factors, including greater volatility of stock prices, greater dependence on a limited number of key personnel and more limited financial resources.

                              [] Investments by Portfolio Funds in fixed-income
                                 and debt securities are affected by a number of factors, including fluctuating interest rates, perceptions of the issuer's creditworthiness, political stability, soundness of economic policies and, with respect to certain types of fixed-income securities, changes in the economic environment that may affect future cash flows.

                              [] Portfolio Managers will charge the Fund
                                 asset-based fees and typically will also be entitled to receive performance-based allocations of Fund profits. These are in addition to the Management Fee paid by the Fund. Performance-based allocations may create an incentive for Portfolio Managers to make investments that are riskier or more speculative than those that might have been made in the absence of such arrangements.

                              [] Portfolio Funds generally will not be
                                 registered as investment companies under the Investment Company Act and, therefore, the Fund as an investor in Portfolio Funds will not have the benefit of the protections afforded by the Investment Company Act, such as limitations applicable to the use of leverage (See "Investment Objective and Principal Strategies
                                 - Borrowing; Use of Leverage") and the
                                 requirements concerning the custody of assets and approvals of investment advisory arrangements.

                              [] Ivy may have little or no means of
                                 independently verifying information provided by Portfolio Managers and thus, may not be able to ascertain whether Portfolio Managers are adhering to their disclosed investment strategies or their investment or risk management policies.

                              [] The Fund relies primarily on information
                                 provided by Portfolio Managers in valuing its investments in Portfolio Funds and determining the value of Interests, and thus, there is a risk that inaccurate valuations provided by Portfolio Managers could adversely affect the value of Interests and the amounts Members receive upon the repurchase of Interests. Because Portfolio Funds provide net asset value information to the Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to the Fund by Portfolio Managers (except in the case of Portfolio Accounts).

                              [] Investors will bear directly fees and expenses
                                 at the Fund level and indirectly fees, expenses and performance-based allocations at the Portfolio Fund or Portfolio Account level.

                              [] The Fund may make additional investments in or
                                 effect withdrawals from Portfolio Funds only at certain specified times and, in connection with withdrawals, the Fund may receive securities that are illiquid or difficult to value. Depending on the policies of a particular Portfolio Fund, the Fund may not be able to withdraw its investment in the Portfolio Fund promptly after the Fund has made a decision to do so, which may result in a loss to the Fund and may adversely affect the Fund's investment return.

                              [] Delays in Portfolio Manager reporting may delay
                                 reports to Members and will require Members to seek extensions of the deadline to file their respective tax returns.

                              [] The fees and performance-based allocations
                                 indirectly payable by the Fund as a result of its investments in Portfolio Funds or Portfolio Accounts may be higher than those of other registered investment companies.

                              IN VIEW OF THE RISKS OF INVESTING IN PORTFOLIO FUNDS AND OTHER RISKS NOTED ABOVE AS WELL AS THE RISKS DESCRIBED IN "OTHER RISK FACTORS" THAT ARE NOT SUMMARIZED ABOVE, THERE CAN BE NO ASSURANCE THAT THE FUND WILL ACHIEVE ITS OBJECTIVE OF LIMITING THE VOLATILITY OF INVESTMENT RETURNS. THUS, AN INVESTMENT IN THE FUND SHOULD BE CONSIDERED A SPECULATIVE INVESTMENT AND INVESTORS SHOULD INVEST IN THE FUND ONLY IF THEY CAN SUSTAIN A COMPLETE LOSS OF THEIR INVESTMENT.

                              NO GUARANTEE OR REPRESENTATION IS MADE THAT THE INVESTMENT PROGRAM OF THE FUND OR ANY PORTFOLIO MANAGER WILL BE SUCCESSFUL, THAT THE VARIOUS PORTFOLIO MANAGERS SELECTED WILL PRODUCE POSITIVE RETURNS OR THAT THE FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE.

                              See "Principal Risk Factors" and "Other Risk
                              Factors."

                            SUMMARY OF FUND EXPENSES

                  The following table illustrates the expenses and fees that the Fund expects to incur and that investors can expect to bear.



Investor Transaction Expenses
     Maximum Sales Load (Placement Fee) (as a percentage of offering price)..........   3.00%(1)
     Repurchase Fee (as percentage of value of Interest repurchased).................   1.00%
         (applies to repurchases of Interests less than one year after date of initial investment)

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee.......................................................................   1.50%
Other Expenses.......................................................................   1.06%(2)
Acquired Fund (Portfolio Funds) Fees and Expenses....................................   4.98%(3)
Total Annual Expenses................................................................   7.54%(4)



(1) The Distributors and Selling Agents may, in their discretion, impose a placement fee of up to 3% of the amount of an investor's investment in Interests. The table above assumes that the maximum placement fee of 3% is charged in connection with all sales of Interests. The specific amount of the placement fees charged to investors, if any, may vary, and the Distributors and Selling Agents may reduce or waive the placement fees as they may determine. (See "Distribution Arrangements - Purchase Terms.")
(2) "Other Expenses," as shown above, is an estimate for the current fiscal year based on actual expenses of the Fund for its fiscal year ended March 31, 2008. This estimate reflects all expected ordinary operating expenses other than the Management Fee. See "Management of the Fund - Fund Expenses."
(3) Reflects the fees and expenses of the Portfolio Funds in which the Fund invested during the fiscal year ended March 31, 2008, including incentive allocations made to Portfolio Managers of the Portfolio Funds. Typical incentive allocations to Portfolio Managers generally range between 15% to 25% of the net capital appreciation (if any) otherwise allocable to the Fund. Fees and expenses of Portfolio Funds are based on historical fees and expenses. Fees and expenses of Portfolio Funds may, in the future, be substantially higher or lower because incentive allocations are based on the performance of the Portfolio Funds, which may fluctuate over time.
(4) Total annual expenses, excluding Acquired Fund (Portfolio Funds) fees and expenses, would be 2.56%.

The purpose of the table above is to assist prospective investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see "Management of the Fund."


                                                      EXAMPLE 1

                                                    1 YEAR           3 YEARS           5 YEARS           10 YEARS
                                                    ------           -------           -------           --------
An investor would pay the
following expenses on a $1,000
investment, assuming a 5% annual
return:                                              $102              $241              $373              $675


                                                      EXAMPLE 2

                                                    1 YEAR           3 YEARS           5 YEARS           10 YEARS
                                                    ------           -------           -------           --------
An investor would pay the
following expenses on a $100,000
investment, assuming a 5% annual
return:                                           $10,221            $24,117           $37,316           $67,491



THE EXAMPLES ABOVE ARE BASED ON THE FEES AND EXPENSES SET FORTH ABOVE, INCLUDING THE FEES AND EXPENSES OF THE PORTFOLIO FUNDS IN WHICH THE FUND IS ALREADY INVESTED, AND REFLECT THE MAXIMUM 3% SALES LOAD THAT MAY BE ASSESSED ON AN INVESTMENT. THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN, AND THE FUND'S ACTUAL RATE OF RETURN MAY BE GREATER OR LESS THAN THE HYPOTHETICAL 5% RETURN ASSUMED IN THE EXAMPLES.

                              FINANCIAL HIGHLIGHTS

                  The information contained in the table below sets forth selected information derived from the financial statements contained in the Fund's annual report for the fiscal year ended March 31, 2008 (the "Annual Report") and have been audited by Ernst & Young LLP ("Ernst & Young"). Ernst & Young's report, along with the Fund's financial statements, are included in the Annual Report. The Fund's Annual Report is available upon request by calling
(877) 470-9122.



                                            FOR THE YEAR      FOR THE YEAR       FOR THE YEAR       FOR THE YEAR        APRIL 1,
                                          ENDED MARCH 31,    ENDED MARCH 31,    ENDED MARCH 31,    ENDED MARCH 31,   2003(a) THROUGH
                                                2008              2007               2006               2005         MARCH 31, 2004
                                          ---------------    ---------------    ---------------    ---------------   ---------------
Net assets, end of period (000)               170,494            177,129            159,757           $130,861           $89,246

Ratio of net investment loss to
average Members' capital(b)                   (2.29)%            (2.32)%            (2.50)%            (2.59)%           (2.75)%
Ratio of expenses to average
Members' capital (excluding
organizational expenses) (b)                    2.56%              2.48%              2.57%              2.60%             2.56%




Ratio of expenses to average                                                          2.57%              2.60%             2.76%
Members' capital(b)                             2.56%              2.48%
Portfolio turnover rate                           21%                26%                26%                25%               19%
Total return(b)(c)                              0.56%              7.22%             13.51%(d)           5.10%             8.38%



     (a) Commencement of Operations.

     (b) Net investment loss ratio, expenses to average Members' capital ratio and total return are calculated for the Members as a whole. An individual Member's return may vary from this return based on the timing of capital transactions. Ratios do not reflect the Fund's proportionate share of the income and expenses of the Portfolio Funds.

     (c) Total return is net of all fees and expenses of the Fund.

     (d) For the fiscal year ended March 31, 2006, 0.10% of the Fund's total return consists of a payment by an affiliate. Excluding this item, the total return would have been 13.41%.

                             PRINCIPAL RISK FACTORS

                  AN INVESTMENT IN THE FUND INVOLVES SUBSTANTIAL RISKS, INCLUDING THE RISK THAT THE ENTIRE AMOUNT INVESTED MAY BE LOST. The Fund allocates its assets to Portfolio Managers and invests in Portfolio Funds that invest in and actively trade securities and other financial instruments using a variety of strategies and investment techniques that may involve significant risks. Various risks are also associated with an investment in the Fund, including risks relating to the multi-manager structure of the Fund, risks relating to compensation arrangements and risks relating to the limited liquidity of Interests.

                  Prospective investors should consider the following factors in determining whether an investment in the Fund is a suitable investment. However, the risks enumerated below should not be viewed as encompassing all of the risks associated with an investment in the Fund. Additional risks are discussed under "Other Risk Factors." Prospective investors should read this entire prospectus and the statement of additional information of the Fund (the "SAI") and consult with their own advisers before deciding whether to invest. In addition, as the Fund's investment program develops and changes over time (subject to limitations established by the Fund's investment policies and restrictions), an investment in the Fund may in the future be subject to additional and different risk factors.

INVESTMENT-RELATED RISKS

                  GENERAL ECONOMIC AND MARKET CONDITIONS. The success of the Fund's investment program may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of securities prices and the liquidity of investments held by the Portfolio Funds and the Portfolio Accounts. Unexpected volatility or illiquidity could impair the Fund's profitability or result in losses.

                  HIGHLY VOLATILE MARKETS. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forwards, futures and other derivative contracts in which a Portfolio Fund's or a Portfolio Account's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. Portfolio Funds and Portfolio Accounts are also subject to the risk of the failure of any exchanges on which their positions trade or of the clearinghouses for those exchanges.

                  RISKS OF SECURITIES ACTIVITIES. All securities investing and trading activities involve the risk of loss of capital. While Ivy Asset Management Corp. ("Ivy"), the investment manager of the Fund, will attempt to moderate these risks, there can be no assurance that the Fund's investment activities will be successful or that Members will not suffer losses. The following discussion sets forth some of the more significant risks associated with the Portfolio Managers' styles of investing:

                  EQUITY SECURITIES. Portfolio Managers' investment portfolios may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Portfolio Managers also may invest in depository receipts relating to non-U.S. securities. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

                  FIXED-INCOME SECURITIES. The value of fixed-income securities in which Portfolio Funds and Portfolio Accounts invest will change in response to fluctuations in interest rates. In addition, the value of certain fixed-income securities can fluctuate in response to perceptions of creditworthiness, political stability or soundness of economic policies. Valuations of other fixed-income instruments, such as mortgage-backed securities, may fluctuate in response to changes in the economic environment that may affect future cash flows.

                  SMALL-CAP AND MID-CAP ISSUERS. Historically, small and medium market capitalization stocks have been more volatile in price than the larger capitalization stocks. Among the reasons for greater price volatility of these securities are the less certain growth prospects of smaller firms, the lower degree of liquidity in the market for such stocks, and the greater sensitivity of small and medium size companies to changing economic conditions. Besides exhibiting greater volatility, medium and small company stock prices may fluctuate independently of larger company stock prices. Medium and small company stock prices may decline as large company stock prices rise, or vice versa. In addition, small and medium size companies in which the Portfolio Funds invest may have products and management which have not been thoroughly tested by time or by the marketplace. These companies may also be more dependent on a limited number of key personnel and their financial resources may not be as substantial as those of more established companies.

                  DISTRESSED INVESTMENTS. There are significant business risks associated with distressed securities investing. Because of the inherently speculative nature of this activity, the results of the Fund's operations may be expected to fluctuate from month to month and from period to period. Accordingly, investors should understand that the results of a particular period will not necessarily be indicative of results which may be expected in future periods.

                  The Fund may invest with a Portfolio Manager that invests in securities of U.S. and non-U.S. issuers that are in financial distress, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. These securities may include bank loans, senior or subordinated debt securities, trade claims, promissory notes, preferred equity, warrants and other evidences of indebtedness. There can be no assurance that a Portfolio Manager will correctly evaluate the nature and magnitude of all factors that could affect the outcome of an investment situation. Investments in financially troubled companies involve substantial financial and business risks that can result in substantial or even total loss. Among the risks inherent in such investments is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Investments in securities of companies in bankruptcy, liquidation or reorganization proceedings are often subject to litigation among the participants in such proceedings. Such investments also may be adversely affected by federal and state laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and a bankruptcy court's power to disallow, reduce, subordinate or disenfranchise particular claims. These and other factors contribute to above-average price volatility and abrupt and erratic movements of the market prices of these securities, and the spread between the bid and asked prices of such securities may be greater than normally expected. It may take a number of years for the market price of such securities to reflect their intrinsic value.

                  Securities of financially troubled companies require active monitoring and may, at times, require participation in bankruptcy or reorganization proceedings by a Portfolio Manager. To the extent that a Portfolio Manager becomes involved in such proceedings, the Portfolio Manager may have a more active participation in the affairs of the issuer than that assumed generally by an investor, and such participation may generate higher legal fees and other transaction costs than would otherwise be incurred.

                  In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (due to, for example, failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Portfolio Manager of the security in respect to which such distribution was made.

                  In certain transactions, a Portfolio Manager may not be "hedged" against market fluctuations, or, in liquidation situations, may not accurately value the assets of the company being liquidated. This can result in losses, even if the proposed transaction is consummated.

SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES

                  The Portfolio Managers may utilize a variety of special investment instruments and techniques to hedge the portfolios of the Portfolio Funds against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue a Portfolio Fund's or a Portfolio Account's investment objective. These strategies may be executed through derivative transactions. Certain of the special investment instruments and techniques that the Portfolio Managers may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

                  DERIVATIVES. Derivatives are securities and other instruments the value or return of which is based on the performance of an underlying asset, index, interest rate or other investment. These investments may include options, futures contracts, swaps and structured notes, among others. Derivatives may be volatile and involve various risks, depending upon the derivative and its function in a portfolio. Special risks may apply to instruments that are invested in by the Fund, Portfolio Funds or Portfolio Accounts in the future that cannot be determined at this time or until such instruments are developed or invested in by the Fund Portfolio Funds or Portfolio Accounts. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, the risk of non-performance by the counterparty, including risks relating to the financial soundness and creditworthiness of the counterparty, legal risk and operations risk.

                  LEVERAGE; INTEREST RATES; MARGIN. The Fund, as well as the Portfolio Funds generally are permitted to borrow money for investment purposes, to meet capital withdrawals and for cash management purposes. The Fund, Portfolio Funds and Portfolio Accounts may directly or indirectly borrow funds from brokerage firms and banks. Borrowing for investment purposes is known as "leverage." The Fund, Portfolio Funds and Portfolio Accounts may also "leverage" by using options, swaps, forwards and other derivative instruments. Although leverage presents opportunities for increasing total investment return, it has the effect of potentially increasing losses as well. Any event that adversely affects the value of an investment, either directly or indirectly, by the Fund, a Portfolio Fund or Portfolio Account could be magnified to the extent that leverage is employed. The cumulative effect of the use of leverage, directly or indirectly, in a market that moves adversely to the investments of the entity employing the leverage could result in a loss that would be greater than if leverage were not employed. In addition, to the extent that the Fund, the Portfolio Funds or Portfolio Accounts borrow funds, the rates at which they can borrow may affect the operating results of the Fund. Any borrowings by the Fund for investment purposes are made solely for Portfolio Accounts.

                  In general, the anticipated use of short-term margin borrowings by the Fund, the Portfolio Funds and Portfolio Accounts results in certain additional risks. For example, should the securities that are pledged to brokers to secure margin accounts decline in value, or should brokers from which the Fund, the Portfolio Funds or Portfolio Accounts have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Fund and/or the Portfolio Funds could be subject to a "margin call," pursuant to which they must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a precipitous drop in the value of pledged securities, the Fund, or a Portfolio Fund or Portfolio
Account might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses. For these reasons, the use of borrowings for investment purposes is considered a speculative investment practice.

                  SHORT SELLING. The Portfolio Managers may engage in short selling. Short selling involves selling securities that are not owned and borrowing the same securities for delivery to the purchaser, with an obligation to replace the borrowed securities at a later date. This technique allows an investor to profit from a decline in market price of the securities sold short to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A short sale creates the risk of an unlimited loss, as the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. For these reasons, short selling is considered a speculative investment practice.

                  Portfolio Funds and Portfolio Accounts may also effect short sales "against the box." These transactions involve selling short securities that are owned (or that a Portfolio Fund or Portfolio Account has the right to obtain). When a Portfolio Fund or Portfolio Account enters into a short sale against the box, it will set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into such securities) and will hold such securities while the short sale is outstanding. Portfolio Funds and Portfolio Accounts will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against the box.

                  COMMODITIES TRADING. Certain Portfolio Managers may engage in the trading of futures, including options on futures, spot instruments and over-the-counter derivatives, for speculative and proprietary purposes. These types of trades are highly specialized and have specific risks. Among the risks involved in this type of investing are systematic (general market) risk and commodity-specific risk. Systematic risk applies to the general movements of the broad commodities market. Commodity-specific risk relates to individual price performance that is affected by factors or events that relate to that specific commodity. Commodity futures trading may also be illiquid due to, among other things, position limits and price limits imposed by the U.S. Commodity Futures Trading Commission ("CFTC") and certain exchanges. If prices fluctuate beyond such limits, the Portfolio Funds may be prevented from immediately liquidating unfavorable positions and may be subject to substantial losses. In addition, commodity futures prices are highly volatile, and are influenced by events such as changing supply and demand relationships, government programs and policies and changes in interest rates and other national and international political and economic events. Portfolio Funds may generally trade commodity futures using low margin deposits and may employ a high degree of leverage. As a result, a small change in price in a commodity futures contract could result in substantial losses to a Portfolio Fund, including losses greater than the amount invested in such contract.

GENERAL RISKS

                  LIMITED OPERATING HISTORY. Certain Portfolio Funds may be recently or newly formed entities that have limited or no operating histories. In such cases, Ivy will have evaluated the past investment performance of Portfolio Managers or their personnel. However, this past investment performance may not be indicative of the future results of an investment in a Portfolio Fund managed by a Portfolio Manager. Although Ivy, its affiliates and their personnel have considerable experience evaluating the performance of alternative asset managers and providing manager selection and asset allocation services to clients, the Fund's investment program should be evaluated on the basis that there can be no assurance that Ivy's assessments of Portfolio Managers, and in turn their assessments of the short term or long term prospects of investments, will prove accurate. Thus, the Fund may not achieve its investment objective and the Fund's net asset value may decrease.

                  NON-DIVERSIFIED STATUS AND INDUSTRY CONCENTRATION. The Fund is a "non-diversified" investment company. Thus, there are no percentage limitations imposed by the Investment Company Act of 1940, as amended (the "Investment Company Act") on the percentage of the Fund's assets that may be invested in the securities of any one issuer. Also, there are no requirements that the investments of Portfolio Funds be diversified. The portfolio of the Fund may therefore be subject to greater risk than the portfolio of a similar fund that diversifies its investments. To address this risk, not more than 10% of the Fund's net assets are allocated to any one Portfolio Manager.

                  In addition, the Fund does not invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in a single industry or group of related industries (but will invest 25% or more of the value of its total assets in Portfolio Funds except during temporary periods of adverse market conditions affecting Portfolio Funds in which the Fund may invest). The Fund will not consider the underlying investments of the Portfolio Funds when applying the foregoing limit. However, any investment in a Portfolio Account would be considered in determining this limit. Portfolio Funds generally are not subject to similar industry concentration restrictions on their investments and, in some cases, may invest 25% or more of the value of their total assets in a single industry or group of related industries. The Fund will not invest in a Portfolio Fund if, as a result of such investment, 25% or more of the value of the Fund's total assets would be invested in Portfolio Funds that have investment programs that focus on investing in one particular industry or group of related industries. Nevertheless, it is possible that, at any given time, the Portfolio Funds in which the Fund is invested will, in the aggregate, have investments in a single industry or group of related industries constituting 25% or more of the value of their combined total assets. For this reason, the Fund is subject to greater investment risk to the extent that a significant portion of its assets may at some times be invested, indirectly through Portfolio Funds in which it invests, in the securities of issuers engaged in similar businesses that are likely to be affected by the same market conditions and other industry-specific risk factors. Portfolio Funds are not generally required to provide current information regarding their investments to their investors (including the Fund). Thus, the Fund and Ivy may not be able to determine at any given time whether or the extent to which Portfolio Funds, in the aggregate, have invested 25% or more of their combined assets in any particular industry or group of related industries.

                  LIMITED LIQUIDITY; IN-KIND DISTRIBUTIONS. An investment in the Fund provides limited liquidity since Members will not be able to redeem Interests on a daily basis because the Fund is a closed-end fund. In addition, with very limited exceptions, Interests are not transferable, and liquidity will be provided only through repurchase offers made from time to time by the Fund. An investment in the Fund is therefore suitable only for investors who can bear the risks associated with the limited liquidity of Interests and should be viewed as a long-term investment.

                  Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than Ivy would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. Ivy intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

                  If a Member tenders its Interest (or a portion of its Interest) in connection with a repurchase offer made by the Fund, that tender may not be rescinded by the Member after the date on which the repurchase offer terminates. However, the value of Interests that are tendered by Members generally will not be determined until a date approximately one month later and will be based on the value of the Fund's assets as of such later date. A Member will thus continue to bear investment risk after an Interest is tendered for repurchase until the date as of which the Interest is valued for purposes of repurchase. In addition, a repurchase fee equal to 1.00% of the value of an Interest (or portion of an Interest) repurchased by the Fund will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. However, because the Fund expects to determine its net asset value only on a monthly basis, approximately one or two weeks after the end of each month, Members may not be able to obtain current information regarding the values of Interests when making their decisions as to whether to tender Interests for repurchase.

                  The Fund expects to distribute cash to the holders of Interests that are repurchased. However, there can be no assurance that the Fund will have sufficient cash to pay for Interests that are being repurchased or that it will be able to liquidate investments at favorable prices to pay for repurchased Interests. Although the Fund does not generally intend to make distributions in-kind, under the foregoing circumstances, and in other unusual circumstances where the Board determines that making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase, Members may receive in-kind distributions of investments from the Fund's portfolio (valued in accordance with the Fund's valuation policies) in connection with the repurchase of Interests by the Fund. Any such distributions will be made on the same basis to all Members in connection with any particular repurchase offer. In addition, a distribution may be made partly in cash and partly in-kind. An in-kind distribution may consist of securities that are not readily marketable and may be subject to restrictions on resale. Members receiving an in-kind distribution will incur costs, including commissions, in disposing of securities that they receive, and in the case of securities that are not readily marketable, Members may not be able to sell the securities except at prices that are lower than those at which the securities were valued by the Fund or without substantial delay. For these various reasons, an investment in the Interests is suitable only for sophisticated investors. See "Repurchases of Interests and Transfers."

                  POSSIBLE DELAYS IN SCHEDULES K-1. Each year, the Fund will distribute Schedules K-1 to Members so that they can prepare their respective income tax returns. The preparation of such returns is each Member's sole responsibility. The Fund's ability to provide final Schedules K-1 to Members for any given tax year prior to April 15 of the following year will depend upon when it receives the requisite information from Portfolio Funds. The Fund will provide Schedules K-1 as soon as practicable after it receives all necessary information. However, it is inevitable that delays will occur. Members should therefore be prepared to obtain extensions of the filing dates for their Federal, state and local income tax returns. Members should consult their personal tax advisers.

SPECIAL RISKS OF MULTI-MANAGER STRUCTURE

                  Portfolio Funds generally will not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not have the benefit of various protections afforded by the Investment Company Act with respect to its investments in Portfolio Funds, such as the limitations applicable to the use of leverage and the requirements concerning the custody of assets and approvals of investment advisory arrangements. Although Ivy expects to receive information from each Portfolio Manager regarding its investment performance and investment strategy on a regular basis, and monthly information on the value of the Fund's investments in Portfolio Funds, in most cases Ivy has little or no means of independently verifying this information. A Portfolio Manager may use proprietary investment strategies that are not fully disclosed to Ivy, which may involve risks under some market conditions that are not anticipated by Ivy. It is expected that the Fund will be given advance notice of any material change in a Portfolio Fund's investment program or policies. However, there can be no assurance that a Portfolio Manager will provide such notice and thus, the Fund's investment portfolio may be subject to additional risks which may not be promptly identified by Ivy. In addition, many Portfolio Managers will not be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), in reliance on certain exemptions from registration under that act. In such cases, Portfolio Managers will not be subject to various disclosure requirements and rules that would apply to registered investment advisers.

                  By investing in Portfolio Funds and Portfolio Accounts indirectly through the Fund, investors bear asset-based fees at the Fund level and indirectly asset-based fees and performance-based allocations at the Portfolio Fund or Portfolio Account level. Similarly, Members bear a proportionate share of the other operating expenses of the Fund (including administrative expenses) and, indirectly, similar expenses of the Portfolio Funds and Portfolio Accounts. An investor who meets the conditions imposed by the Portfolio Managers, including investment minimums that may be considerably higher than the $75,000 minimum imposed by the Fund, could invest directly with the Portfolio Managers thereby avoiding the additional fees and expenses of the Fund.

                  Each Portfolio Manager will receive any performance-based allocation to which it is entitled irrespective of the investment performance of other Portfolio Managers or the investment performance of the Fund generally. Thus, a Portfolio Manager with positive investment performance will receive this allocation from the Fund (and indirectly from Members) even if the Fund's overall investment return is negative. Investment decisions of the Portfolio Managers are made independently of each other.

As a result, at any particular time, one Portfolio Manager may be purchasing shares of an issuer for a Portfolio Fund or Portfolio Account whose shares are being sold by another Portfolio Manager for another Portfolio Fund or Portfolio Account. In any such situations, the Fund could indirectly incur certain transaction costs without accomplishing any net investment result.

                  Since the Fund may make additional investments in or effect withdrawals from a Portfolio Fund only at certain times pursuant to limitations set forth in the governing documents of the Portfolio Fund, the Fund from time to time: may have to invest a greater portion of its assets temporarily in money market securities than it otherwise might wish to invest; may have to borrow money to repurchase Interests; and may not be able to withdraw its investment in a Portfolio Fund promptly after it has made a decision to do so. This may adversely affect the Fund's investment return or increase the Fund's expenses.

                  Portfolio Funds may be permitted to redeem their interests in-kind. Thus, upon the Fund's withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In these circumstances, Ivy would seek to dispose of these securities in a manner that is in the best interests of the Fund.

                  The Fund, as an investor in a Portfolio Fund, may be required to indemnify the Portfolio Fund and its Portfolio Manager from liability, damage, cost or expense arising out of various matters where the Portfolio Fund or Portfolio Manager has been adversely affected by the Fund's actions or has incurred liabilities arising from the Fund's actions. In addition, the Fund may agree to indemnify the Portfolio Manager of a Portfolio Account for certain matters, subject to limitations imposed by the Investment Company Act.

                  ESTIMATES. In most cases, the Fund will have little ability to assess the accuracy of the valuations received from a Portfolio Manager regarding a Portfolio Fund, which Ivy requires that each Portfolio Manager provide on at least a monthly basis. Furthermore, these valuations will typically be estimates only, subject to revision based on each Portfolio Fund's annual audit. Revisions to the Fund's gain and loss calculations will be an ongoing process, and no appreciation or depreciation figure can be considered final until the annual audits of Portfolio Funds are completed.

                  Certain securities in which Portfolio Funds invest may not have readily ascertainable market prices. Portfolio Managers determine the fair value of these securities and may use estimates in determining fair value. The valuations of these securities by Portfolio Managers may not accurately reflect the prices that the Portfolio Funds would receive in the event of actual sales of the securities. In addition, Portfolio Managers will generally face a conflict of interest in valuing such securities because the values given to the securities will affect the compensation of the Portfolio Managers. Because the value of the Fund's capital accounts in Portfolio Funds is determined by the Portfolio Managers in accordance with the limited partnership agreements of the Portfolio Funds and will be based on valuations established by the Portfolio Managers, the valuations determined by the Portfolio Managers for securities held by Portfolio Funds will, as a practical matter, be conclusive as to the Fund absent extraordinary circumstances.

                  A limited portion of the Fund's capital invested in certain Portfolio Funds (approximately 1% in the aggregate of the Fund's net assets, as of the date of this Prospectus) may be allocated by the Portfolio Managers to special investment accounts (commonly known as "side pockets") that hold illiquid securities for which there are no market quotations. The Fund generally has no right to withdraw capital from a Portfolio Fund that has been allocated to a special investment account until such time as the investment held in that account is sold by the Portfolio Fund (or the investment becomes liquid). The fair value of the Fund's interests in special investment accounts is considered in determining the fair value of the Fund's investments in Portfolio Funds. However, due to the nature of investments held in special investment accounts and the limited information concerning these investments that may be made available to the Fund, the fair value of these investments, as determined by Ivy in accordance with procedures adopted by the Board, may not accurately reflect the prices that would be received in the event of actual sales.

                  It is possible that the valuation of the Fund's investment in a Portfolio Fund as provided by a Portfolio Manager as of a specific date will vary from the fair value of the investment as determined under procedures adopted by the Board. In such event, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Portfolio Fund. Ivy will attempt to resolve any conflicts between valuations assigned by a Portfolio Manager and fair value as determined by the Board by seeking information from the Portfolio Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Fund's investment. Investors should recognize that valuations of illiquid securities, such as interests in Portfolio Funds, involve various judgments and consideration of factors that may be subjective. As a result, the net asset value of the Fund, as determined based on the fair value of its interests in Portfolio Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Portfolio Funds. This could adversely affect the Fund, new Members and Members whose Interests are repurchased.

                               OTHER RISK FACTORS

                  ILLIQUID PORTFOLIO INVESTMENTS. Portfolio Funds and Portfolio Accounts may invest in securities that are subject to legal or other restrictions on transfer or for which no liquid market exists. Further, from time to time, certain Portfolio Managers may allocate certain Portfolio Fund assets to special investment accounts within the particular Portfolio Fund managed by the Portfolio Manager (E.G., "side pockets" or "special investments"). Generally, the Portfolio Funds will not be able to withdraw their interest in such side pockets or special investments until they are disposed of by the Portfolio Manager. The market prices, if any, for illiquid securities tend to be volatile and a Portfolio Fund or a Portfolio Account may not be able to sell them when it desires to do so or to realize what it perceives to be their fair value in the event of a sale. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at prices that are lower than similar securities that are not subject to restrictions on resale.

                  NON-U.S. INVESTMENTS. It is expected that Portfolio Funds and Portfolio Accounts will invest in securities of foreign companies and countries. Investing in these securities involves certain considerations not usually associated with investing in securities of U.S. companies or the U.S. Government, including political and economic considerations, such as greater risks of expropriation and nationalization, confiscatory taxation, the potential difficulty of repatriating funds, general social, political and economic instability and adverse diplomatic developments; the possibility of imposition of withholding or other taxes on dividends, interest, capital gain or other income; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; and certain government policies that may restrict a Portfolio Manager's investment opportunities. In addition, accounting and financial reporting standards that prevail in foreign countries generally are not equivalent to U.S. standards and, consequently, less information is available to investors in companies located in such countries than is available to investors in companies located in the U.S. Moreover, an issuer of securities may be domiciled in a country other than the country in whose currency the instrument is denominated. The values and relative yields of investments in the securities markets of different countries, and their associated risks, are expected to change independently of each other. There is also less regulation, generally, of the securities markets in non-U.S. countries than there is in the U.S. In addition, unfavorable changes in foreign currency exchange rates may adversely affect the U.S. dollar values of securities denominated in foreign currencies or traded in foreign markets. Portfolio Managers may, but are generally not required to, hedge against such risk, and there is no assurance that any attempted hedge will be successful.

                  Securities of issuers in emerging and developing markets present risks not found in securities of issuers in more mature markets. Securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and their prices may be more volatile than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Emerging markets generally have less developed trading markets and exchanges, and legal and accounting systems. Investments in issuers in emerging and developing markets may be subject to greater risks of government restrictions with respect to withdrawing the proceeds from sales of such investments. Economies of developing countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. Governments of developing countries may be more unstable and present greater risks of nationalization or restrictions on foreign ownership of stocks of local companies.

                  CALL AND PUT OPTIONS. There are risks associated with the sale and purchase of call and put options. The seller (writer) of a call option which is covered (e.g., the writer holds the underlying security) assumes the risk of a decline in the market price of the underlying security below the purchase price of the underlying security less the premium received, and gives up the opportunity for gain on the underlying security above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying security above the exercise price of the option. The securities necessary to satisfy the exercise of the call option may be unavailable for purchase except at much higher prices. Purchasing securities to satisfy the exercise of the call option can itself cause the price of the securities to rise further, sometimes by a significant amount, thereby exacerbating the loss.

The buyer of a call option assumes the risk of losing its entire premium invested in the call option. The seller (writer) of a put option which is covered (e.g., the writer has a short position in the underlying security) assumes the risk of an increase in the market price of the underlying security above the sales price (in establishing the short position) of the underlying security plus the premium received, and gives up the opportunity for gain on the underlying security below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying security below the exercise price of the option. The buyer of a put option assumes the risk of losing his entire premium invested in the put option.

                  HEDGING TRANSACTIONS. The Portfolio Managers may utilize a variety of financial instruments, such as derivatives, options, interest rate swaps, caps and floors, futures and forward contracts to seek to hedge against declines in the values of their portfolio positions as a result of changes in currency exchange rates, certain changes in the equity markets and market interest rates and other events. Hedging transactions may also limit the opportunity for gain if the value of the hedged portfolio positions should increase. It may not be possible for the Portfolio Managers to hedge against a change or event at a price sufficient to protect a Portfolio Fund's or Portfolio Account's assets from the decline in value of the portfolio positions anticipated as a result of such change. In addition, it may not be possible to hedge against certain changes or events at all. While a Portfolio Manager may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, or the risks of a decline in the equity markets generally or one or more sectors of the equity markets in particular, or the risks posed by the occurrence of certain other events, unanticipated changes in currency or interest rates or increases or smaller than expected decreases in the equity markets or sectors being hedged or the non-occurrence of other events being hedged against may result in a poorer overall performance for the Fund than if the Portfolio Manager had not engaged in any such hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio position being hedged may vary. Moreover, for a variety of reasons, the Portfolio Managers may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Such imperfect correlation may prevent the Portfolio Managers from achieving the intended hedge or expose the Fund to additional risk of loss.

                  COUNTERPARTY CREDIT RISK. Many of the markets in which the Portfolio Funds or Portfolio Accounts effect their transactions are "over-the-counter" or "inter-dealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange based" markets. To the extent a Portfolio Fund or Portfolio Account invests in swaps, derivative or synthetic instruments, or other over-the-counter transactions, on these markets, it is assuming a credit risk with regard to parties with whom it trades and may also bear the risk of settlement default. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes a Portfolio Fund or Portfolio Account to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not BONA FIDE) or because of a credit or liquidity problem, thus causing the Portfolio Fund or Portfolio Account to suffer a loss.

Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where a Portfolio Fund or Portfolio Account has concentrated its transactions with a single or small group of counterparties. Portfolio Funds and Portfolio Accounts are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. However, Ivy, with the intent to diversify, intends to monitor counterparty credit exposure of Portfolio Funds and Portfolio Accounts. The ability of Portfolio Funds and Portfolio Accounts to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties' financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

                  BORROWING BY THE FUND. The Fund is authorized to borrow money from brokerage firms and banks for investment purposes, to meet repurchase requests and for cash management purposes. Although the Fund is authorized to borrow for investment purposes, any borrowings for investment purposes are made solely for Portfolio Accounts. The use of borrowings for investment purposes is not a principal investment strategy of the Fund. In the event that the Fund engages in borrowing for investment purposes through a Portfolio Account, the Fund will be subject to greater risk of loss. Such loss could result from, for example, the Fund having to liquidate investment positions for a Portfolio Account at inopportune times and prices in order to meet margin requirements.

                  PERFORMANCE-BASED ALLOCATIONS. Each Portfolio Manager generally is entitled to receive performance-based allocations, expected to range from 15% to 25% of net profits, with respect to the Portfolio Fund that it manages. Performance-based allocations may create an incentive for Portfolio Managers to make investments that are riskier or more speculative than those that might have been made in the absence of such arrangements. In addition, because the performance-based allocations are generally calculated on a basis that includes realized and unrealized appreciation, these allocations may be greater than if they were based solely on realized gains.

                  INVESTMENTS IN NON-VOTING INTERESTS. To avoid potential adverse regulatory consequences, the Fund may hold its interest in a Portfolio Fund in non-voting form or limit its voting rights to a certain percentage. The Fund generally does not intend to own 5% or more of the voting securities of any Portfolio Fund. This limitation on voting rights is intended to ensure that a Portfolio Fund is not deemed an "affiliated person" of the Fund for purposes of the Investment Company Act, which may potentially impose limits on transactions with the Portfolio Funds both by the Fund and other clients of Ivy. There are, however, other statutory tests of affiliation (such as on the basis of control), and a Portfolio Fund may be deemed an "affiliated person" of the Fund notwithstanding these limitations. If this were the case, transactions between the Fund and a Portfolio Fund could potentially be subject to the prohibitions of Section 17 of the Investment Company Act if an appropriate exemption were not available.

                  In order to comply with this 5% limitation, the Fund may, at the time of investment, elect to invest in a class of a Portfolio Fund's non-voting securities (if such a class is available) or may contractually waive all voting rights associated with the investment or those that would exceed the 5% limitation. Waivers of voting rights typically will be effected by means of a written agreement with the relevant Portfolio Fund pursuant to which the Fund automatically (and in most cases irrevocably) waives any voting rights it may hold subject to certain requirements.

Other investment funds or accounts managed by Ivy also may forgo or waive voting rights in a particular Portfolio Fund. Determinations of whether the Fund will waive its voting rights are made by Ivy as part of the investment process. When deciding to forgo or waive voting rights, Ivy does not consider its own interests, but only those of the Fund. The Fund and the Board have adopted written compliance policies and procedures which reflect the forgoing processes, and are intended to assure compliance with Section 17 of the Investment Company Act.

                  It is not expected that the waiver of voting rights will have an impact on the ability of the Fund or other investment funds or accounts managed by Ivy or its affiliates to invest in the same Portfolio Funds. As a general matter, unlike public corporations or registered investment companies, the Portfolio Funds in which the Fund invests provide their shareholders with an ability to vote only under limited circumstances (if at all). The Fund's practices regarding investment in non-voting securities of Portfolio Funds or waivers of its voting rights are, therefore, not expected to adversely affect the Fund's operations or its rights as an investor in a Portfolio Fund. It is possible, however, that the Fund could be precluded from participating in a vote on a particular issue, including an issue that may have a material adverse consequence to the Fund. Ivy considers this risk minimal relative to the increased flexibility potentially available to the Fund and its Members from investing in non-voting securities.

                  CONFLICTS OF INTEREST. The Adviser, Ivy and their affiliates, as well as many of the Portfolio Managers and their respective affiliates, provide investment advisory and other services to clients other than the Fund and Portfolio Funds. In addition, investment professionals associated with the Adviser, Ivy or Portfolio Managers may carry on investment activities for their own accounts and the accounts of family members (collectively, with other accounts managed by the Adviser, Ivy and their affiliates, "Other Accounts"). The Fund and Portfolio Funds have no interest in these activities. As a result of the foregoing, the Adviser, Ivy and Portfolio Managers will be engaged in substantial activities other than on behalf of the Fund and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between the Fund and Other Accounts.

                  There may be circumstances under which Ivy or a Portfolio Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Fund's or a Portfolio Fund's assets they commit to such investment. There also may be circumstances under which Ivy or a Portfolio Manager purchases or sells an investment for its Other Accounts and does not purchase or sell the same investment for the Fund or a Portfolio Fund, or purchases or sells an investment for the Fund and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of Ivy, and generally also the policy of the Portfolio Managers, that investment decisions for the Fund, Portfolio Accounts and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage and investment transactions and opportunities be fairly allocated among their clients, including the Fund and Portfolio Funds.

                  The Adviser, Ivy, Portfolio Managers and their respective affiliates may have interests in Other Accounts they manage which differ from their interests in the Fund and Portfolio Funds and may manage such accounts on terms that are more favorable to them than the terms on which they manage the Fund or Portfolio Funds. In addition, the Adviser, Ivy and Portfolio Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees and performance-based incentive allocations to which the Fund and its Members are subject.

                  LIMITED EXPERIENCE WITH TACTICAL TRADING STRATEGIES. Ivy has significant experience in selecting hedge fund managers and allocating client assets across different investment strategies; however, it has only limited experience with managers and funds that use tactical trading strategies. There can be no assurance that Ivy's selection of Portfolio Managers that employ tactical trading strategies or determination of the portion of the Fund's assets to be allocated to tactical trading strategies will be successful, and the Fund may incur losses on its investments with such Portfolio Managers.

                  HIGH YIELD ("JUNK") BONDS. Portfolio Funds and Portfolio Accounts may invest in non-investment grade debt securities (commonly referred to as "junk bonds"). Non- investment grade debt securities are securities that have received a rating from a nationally recognized statistical rating organization (a "Rating Agency") below the fourth highest rating category or, if not rated by any Rating Agency, have been determined by the Fund to be of comparable quality.

                  Investments in non-investment grade debt securities, including convertible lower rated debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Junk bonds are subject to greater risk of loss of income and principal than higher rated securities. The prices of junk bonds are likely to be more sensitive to adverse economic changes or individual corporate developments than higher rated securities. During an economic downturn or substantial period of rising interest rates, junk bond issuers and, in particular, highly leveraged issuers may experience financial stress than would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals or to obtain additional financing. In the event of a default, Portfolio Funds or Portfolio Accounts may incur additional expenses to seek recovery. The secondary market for junk bonds may be less liquid than the markets for higher quality securities and, as such, may have an adverse effect on the market prices of certain securities. In addition, periods of economic uncertainty and change probably would result in increased volatility of market prices of high yield securities. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities. Debt securities that a Portfolio Fund or Portfolio Account has sold short may be favorably impacted (to the detriment of the Portfolio Fund or Portfolio Account) by the factors discussed above (e.g., increased ability to service principal or interest payments).

                  TAX RISKS. A non-corporate Member's share of the Fund's investment expenses (including, but not limited to, the Management Fee, the Investor Servicing Fee and the Fund's share of any fees payable by Portfolio Funds to the Portfolio Managers) may be subject to certain limitations on deductibility for Federal income tax purposes. Such expenses may be completely disallowed for purposes of determining whether the non-corporate Member's alternative minimum tax liability will apply. See "Tax Aspects" in the SAI.

                  DISTRIBUTIONS TO MEMBERS AND PAYMENT OF TAX LIABILITY. The Fund does not intend to make periodic distributions of its net income or gains, if any, to Members. Whether or not distributions are made, Members will be required each year to pay applicable Federal, state and local income taxes on their respective shares of the Fund's taxable income, and may have to pay applicable taxes from other sources. The amount and times of any distributions will be determined in the sole discretion of the Board. See "Taxes."

                  CONSIDERATIONS FOR ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES. Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-exempt entities, including employee benefit plans, individual retirement accounts and 401(k) and Keogh Plans, may purchase Interests. The Fund's assets should not be considered to be "plan assets" for purposes of ERISA's fiduciary responsibility and prohibited transaction rules or similar provisions of the Code. For further information regarding an investment in the Fund by investors subject to ERISA, see "ERISA Considerations" in the SAI. Because the Fund and the Portfolio Funds in which it invests may use leverage, a tax-exempt investor may incur income tax liability to the extent the Fund's transactions are treated as giving rise to unrelated business taxable income. See "Tax Aspects" in the SAI. The Fund is not designed for investment by charitable remainder trusts. For this reason, charitable remainder trusts may not purchase Interests.

                  BANKING REGULATION. The Bank Holding Company Act of 1956, as amended (the "BHCA"), and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser, Ivy, BNY Mellon and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund. See "Statement of Additional Information - Investment Policies and Practices" for a discussion of risks related to such restrictions.

                  PORTFOLIO ACCOUNT ALLOCATIONS. The Fund may on occasion allocate its assets to a Portfolio Manager by retaining the Portfolio Manager to manage a Portfolio Account for the Fund, rather than invest in the Portfolio Manager's Portfolio Fund. Portfolio Accounts can expose the Fund to theoretically unlimited liability, and it is possible, given the leverage at which certain of the Portfolio Managers will trade, that the Fund could lose more in a Portfolio Account that is managed by a particular Portfolio Manager than the Fund has allocated to such Portfolio Manager to invest. This risk may be avoided if the Fund, instead of retaining a Portfolio Manager to manage a separate account comprised of a designated portion of the Fund's assets, creates a separate investment vehicle for which a Portfolio Manager will serve as general partner and in which the Fund will be the sole limited partner. Use of this structure, however, involves various expenses, and there is no requirement that separate investment vehicles be created for Portfolio Accounts.

                                 USE OF PROCEEDS

                  The Fund will invest the net proceeds of the offering in accordance with its investment objective, investment policies and principal strategies within a month after receipt of such proceeds by the Fund. Pending full investment of the proceeds of the offering in Portfolio Funds or through Portfolio Accounts, the proceeds of the offering will be invested in short-term, high quality debt securities.

                  INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

THE FUND'S OBJECTIVE AND POLICIES

                  The Fund's investment objective is to provide above average capital appreciation with low to moderate volatility of investment returns. No assurance can be given that the Fund will achieve its investment objective.

                  The Fund's investment objective is fundamental and may not be changed without the approval of Members. However, except as otherwise stated in this prospectus or in the SAI, the investment policies and restrictions of the Fund are not fundamental and may be changed by the Board. The Fund's fundamental investment policies are listed in the SAI. Its principal investment policies and strategies are discussed below. The Fund may change any investment policies and strategies that are not fundamental, if the Board believes doing so would be consistent with the Fund's investment objective.

THE FUND'S INVESTMENT PROGRAM

                  The Fund pursues its investment objective by investing primarily in Portfolio Funds that are managed by Portfolio Managers that pursue Equity Investing, Special Situations, Relative Value, Credit Investing or Tactical Trading investment strategies. Ivy is responsible for selecting the Portfolio Managers and determining the portion of the Fund's assets to be allocated to each Portfolio Manager, subject to the general supervision of the Adviser and the Board. The Fund implements these allocation decisions by investing primarily in Portfolio Funds that are managed by Portfolio Managers selected by Ivy.

                  Portfolio Funds are investment funds, typically organized as limited partnerships, that are not required to register under the Investment Company Act because they do not publicly offer their securities and are restricted as to either the number of investors permitted to invest in the fund or as to the qualifications of persons eligible to invest in the fund. The typical Portfolio Fund has greater investment flexibility than traditional investment funds (such as mutual funds and most other registered investment companies) as to the types of securities it may own, the types of trading strategies it may employ and, in many cases, the amount of leverage it may use.

                  The Fund's assets are allocated primarily to Portfolio Managers that pursue Equity Investing, Special Situations, Relative Value, Credit Investing or Tactical Trading investment strategies.

                  EQUITY INVESTING (INCLUDING SHORT SELLING). Portfolio Managers pursuing this investment strategy emphasize individual stock selection (known as bottom-up investing), rather than identifying trends in the economy or in particular industry sectors and then selecting stocks of issuers that are expected to benefit from those trends (known as top-down investing or market timing). The Portfolio Managers utilize fundamental analysis and other analytical and statistical approaches in their securities selection process.

                  Portfolio Managers pursuing Equity Investing strategies seek to purchase securities at prices which, in the Portfolio Managers' opinion, are less than the per share value of the issuers' assets or earning power. As part of their analysis, these Portfolio Managers look at an issuer's quality of earnings, operating cash flow and underlying asset values. Some Portfolio Managers may use an asset value approach that emphasizes the relationship of current market price of a stock to an issuer's book value or to a restated realizable value of the issuer's assets. Other Portfolio Managers may emphasize the quality of earnings and focus on the relationship between the current price of an issuer's securities as compared to its earnings, cash flow and prospects for growth in earnings. The quality of an issuer's management and the "franchise" value of the issuer's products are also taken into consideration. Short sellers, on the other hand, look for the absence of these qualities. They focus on companies which have negative cash flow, exceedingly high market values as compared to the value of their assets, or exceedingly high prices compared with low earnings, or even deficits. They also look for companies that may now be "faddish", that are believed to have deteriorating prospects, and those that have bloated inventories or receivables. Also, aggressive accounting practices which have artificially increased earnings attract the attention of short sellers.

                  Portfolio Managers that pursue Equity Investing strategies generally attempt to purchase securities at depressed prices, or to sell short securities selling at what they perceive to be inflated prices. Their goal is to maintain positions with profit potential and to reduce the variability of portfolio returns. Portfolio Managers pursuing this strategy typically invest in common stocks and stock options.

                  SPECIAL SITUATIONS INVESTING. Typically, these strategies, which are also referred to as "event driven" strategies, involve investing in opportunities created by significant, generally one-off, transactional events such as spin-offs, mergers and acquisitions, restructurings and bankruptcy proceedings. Ivy will generally select Portfolio Managers that utilize merger arbitrage and distressed securities investing, as described below, but may also select Portfolio Managers that utilize other types of Special Situations investing strategies and typically invest in various securities and financial instruments and transactions, including common stocks, corporate debt securities and swaps.

                  Merger Arbitrage. While "riskless" arbitrage involves the purchase of one security with the simultaneous sale of an equivalent security, "merger" arbitrage involves the taking of a position in a security subject to an acquisition, an exchange offer, tender offer, reorganization or liquidation (each, an "Event").

                  Portfolio Managers following this strategy must weigh certain factors to determine the probability that the Event will occur. These factors typically include the likelihood of obtaining shareholder approval and the permission of government authorities (if applicable); the possibility of litigation arising as a result of, or in connection with, the Event; and the transacting parties' willingness to accept, or defend against, the terms applicable to the Event.

                  Portfolio Managers that pursue merger arbitrage investment strategies seek to profit from the "spread" between the current market price of a security and the amount to be realized from the disposition of the security following the consummation of the Event. They may also attempt to hedge against "market risk" associated with these positions. For example, if the Portfolio Manager purchases a target issuer's shares, which are to be exchanged for shares of the acquiring company, the Portfolio Manager may offset the purchase with a short sale of shares of the acquiring company's stock having an equivalent value. The success of this strategy is largely dependent upon the ability of the Portfolio Manager to predict the outcome of the proposed transaction.

                  Distressed Securities Investing. This strategy involves the purchase of securities (including bonds) of issuers that are currently out-of-favor, have low credit ratings or are affected by adverse factors. In many cases the securities are issued by an issuer that has declared bankruptcy, is about to declare itself bankrupt, or has recently emerged through reorganization from bankruptcy proceedings.

                  Portfolio Managers employing this strategy typically purchase low-grade (commonly known as "junk") bonds, as well as common stocks or preferred stocks. Many of the issuers of these securities are either in default of payment of their debt obligations, or are considered by one or more rating agencies to have a relatively high risk of nonpayment of their debt obligations. The Portfolio Mangers seek to identify those issuers' securities that are believed to be trading at a price that is less than their perceived intrinsic value. Their analyses typically involve a variety of factors, including an anticipation of an upgrade in the issuers' bond ratings, expectation that a reorganization will result in greater value, or other business factors that the Portfolio Manager believes have not yet been accounted for by the marketplace.

                  Portfolio Managers pursuing this strategy often purchase securities of issuers involved in reorganizing their affairs through the bankruptcy process. The bankruptcy process may provide these issuers an opportunity to restructure their balance sheet. Portfolio Managers follow the proceedings closely, analyzing, in particular, the companies' various liabilities, including their outstanding secured loans, unsecured loans, collateralized loans, private bank loans and trade claims.

                  RELATIVE VALUE INVESTING. Portfolio Managers pursuing Relative Value investing strategies seek to profit from pricing inefficiencies in various markets, including stocks and bonds, of U.S. and foreign issuers. The Portfolio Managers, whose goal is to generate investment returns while minimizing directional market risk, attempt to neutralize long and short exposures to minimize the impact of general market movements. This is generally accomplished by entering into two simultaneous transactions: the purchase of a security perceived to be undervalued, and the selling short of a security perceived to be overvalued. The effectiveness of the strategy depends on the Portfolio Manager's ability correctly to predict that the long position will increase in value relative to the market as a whole and that the stock sold short will decrease in value relative to the market as a whole.

                  Relative Value investing strategies typically include convertible hedging, long/short market neutral equities trading and basis and spread trading, which are described below. Ivy will generally select Portfolio Managers that utilize these strategies, but may also select Portfolio Managers employing other types of Relative Value investing strategies.

                  Convertible Hedging. Convertible hedging involves the purchase of a convertible security (which may include bonds, preferred stock, or rights and warrants) issued by the issuer and the short sale of that issuer's common stock as a hedge. The convertible security generally has a higher rate of return than the common stock, carries the issuer's legal obligation to redeem at a pre-determined future date, and places its owner in a higher liquidation priority than the common stockholders. As a result, the convertible security generally retains a larger percentage of its value than the common stock when stock prices are falling, while retaining the ability to increase in value as the common stock price rises toward, and above, the conversion price. These Portfolio Managers purchase the convertible security when its "premium" (i.e., the excess of its price over the conversion value) is perceived to be relatively low. If the common stock price were to decline, it would likely decline in value below that of the bond. If the common stock price were to rise, the price of the convertible bond would likely increase as well. The return from this strategy generally is equal to the sum of the coupon and the gains from a short stock rebate, less any dividend payments or borrowing costs.

                  Long/Short Market Neutral Equity Trading. Portfolio Managers pursuing this strategy attempt to generate profits through the successful selection of equity securities while reducing or eliminating the effects of market-wide or, in some cases, industry sector-wide price movements by simultaneously taking long and short positions in equity securities in approximately equal volumes. The Portfolio Manager will take long positions in equity securities that it perceives to be undervalued and short positions in equity securities that it perceives to be overvalued. The effectiveness of the strategy depends on the Portfolio Manager's ability to predict correctly that the long position will increase in value relative to the market as a whole and that the stock sold short will decrease in value relative to the market as a whole.

                  Basis and Spread Trading. Basis and spread trading attempts to take advantage of mispricing between securities, including commodities, currencies and equity securities, and their related futures (where the pricing of different months is out of alignment) or options, including puts and calls, for differing strike prices and differing months. Portfolio Managers pursuing this strategy generally purchase the side of the spread (i.e., either the underlying security or the related future or option) perceived to be undervalued and simultaneously sell short the side perceived to be overvalued and tend to close out these positions as the pricing discrepancy between positions disappears. As part of a Portfolio Manager's analysis under this technique, the Portfolio Manager determines the expected profit and loss potential under various scenarios, including an extreme rise and/or fall in the price of the underlying security, which loss the Portfolio Manager will typically attempt to hedge against with the goal of capturing the price discrepancy over time.

                  Spread trading may also involve the use of stock index options and futures and a "market basket" of securities with the goal of capturing the differential in pricing. The market basket is created to replicate, as nearly as possible, the underlying stocks which are used to calculate the stock index. When the futures are underpriced (i.e., trading at a discount to their calculated value), they will be purchased while the market basket will be sold short. When the futures are overpriced (i.e., trading at a premium to their calculated value), they will be sold short while the market basket is purchased.

                  Basis trading involves the use of financial futures and seeks to capture the yield discrepancies between futures of Treasury Bills, Treasury Bonds and Government-backed mortgages, and their respective actual instruments. Where a high return is indicated by the mispricing of a futures contract, Portfolio Managers will simultaneously take an opposite position regarding the deliverable security. These Portfolio Managers arrange for financing that is required and seek to capture over time the discrepancy as profit.

                  During periods of adverse market conditions in the equity securities markets, as determined by Ivy, the Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash. The Fund also invests in money market instruments or shares of money market funds, or holds cash, for liquidity purposes.

                  CREDIT INVESTING. Portfolio Managers pursuing credit investment strategies generally make investments in a variety of credit and credit-related instruments or obligations (such as bonds, preferred equity, or other debt instruments), both long and short. They may also seek to exploit inefficiencies and trading opportunities in the credit markets. Credit-based strategies include, but are not limited to, long/short investment grade investing, high yield investing, distressed credit investing, capital structure arbitrage, credit relative value arbitrage, structured credit arbitrage, credit index-based trading, credit derivative trading and credit volatility trading. Some of these credit investing strategies may also be considered Special Situations or Relative Value investing. Portfolio Managers effecting these strategies may employ a variety of styles and may take on varying degrees of credit market exposure.

                  TACTICAL TRADING. Portfolio Managers pursuing tactical trading strategies seek to profit from directional moves in interest rates, currencies, commodities, stock indices and other types of assets, often using futures, options on futures, spot instruments and over-the-counter derivatives. Tactical trading strategies generally fall into one of two categories: managed futures strategies or global macro strategies. Portfolio Managers utilizing managed futures strategies typically trade in futures and currencies, and use systematic or discretionary approaches based on identified trends. Portfolio Managers pursuing global macro strategies generally utilize analysis of macroeconomic and financial conditions to develop views on country, regional or broader economic themes and then seek to capitalize on such views by trading in securities, commodities, interest rates, currencies and other instruments.

                  A Portfolio Manager utilizing tactical trading strategies may invest in futures contracts, forward contracts, physical commodities, options on futures and on physical commodities and other derivative contracts on foreign currencies, financial instruments and stock indices and other financial market indices. A Portfolio Manager may also engage in the speculative trading of securities, including, but not limited to, equity and debt securities (including, without limitation, high yield securities and emerging market securities), and other securities. Those Portfolio Managers that trade securities may do so on a cash basis or using options or other derivative instruments. Certain Portfolio Managers may utilize other investment transactions and instruments, such as swaps. Portfolio Managers pursuing tactical trading strategies may employ a high degree of leverage.

                  In pursuing its investment objective, the Fund seeks to limit volatility in overall investment returns by allocating its assets among a professionally selected group of Portfolio Managers that pursue a number of different and specialized investment programs. Portfolio Managers will generally invest primarily in marketable securities, although certain Portfolio Managers may also invest a portion of the assets of Portfolio Funds in privately placed securities and other investments that are illiquid. Portfolio Managers may invest and trade in a wide range of securities and financial instruments and markets, including, but not limited to, U.S. and foreign equities and equity-related instruments, currencies, commodities, financial futures, and fixed-income and other debt securities of varying maturity and quality, including lower quality debt securities. Portfolio Managers are generally not limited as to the markets in which they may invest or the investment disciplines that they may employ. Interests in the Portfolio Funds are not marketable and only have limited liquidity.

                  Ivy selects Portfolio Managers with which to invest the Fund's assets using a process that seeks to identify appropriate Portfolio Managers for the Fund and to construct a portfolio of investments for the Fund that it believes is positioned to provide above average capital appreciation potential with low to moderate volatility of investment returns. Ivy begins the selection process by identifying Portfolio Managers that have achieved above average returns through various market cycles. Portfolio Managers that have performed well in adverse markets are given greater weight than those that have performed well in favorable markets. Ivy reviews candidate Portfolio Managers to analyze their reported historical investment results and its adherence to their stated investment programs. Ivy considers additional factors in selecting Portfolio Managers, including the quality and effectiveness of Portfolio Managers' risk management policies and procedures and their investor communications and reporting capabilities. Ivy requires that each Portfolio Manager report, on at least a monthly basis, on the value of the Fund's investment in the Portfolio Fund managed by that Portfolio Manager. In addition, in constructing the Fund's investment portfolio, Ivy considers the degree of liquidity available from the Portfolio Fund to help assure that the Fund has appropriate flexibility to adjust its investment positions consistent with the Fund's investment goals and adequate liquidity to repurchase Interests without the need to borrow money to effect repurchase offers.

                  After the Fund's assets have been allocated to a Portfolio Manager, Ivy regularly evaluates the Portfolio Manager's investment performance to determine whether its investment program continues to be consistent with the Fund's investment objective and whether its investment performance and the characteristics of its investment results are satisfactory in light of market conditions and the results achieved by other Portfolio Managers. Based on these evaluations and other factors that Ivy deems relevant, Ivy makes decisions to reallocate the Fund's assets among Portfolio Managers and to terminate and add Portfolio Managers. Failure of a Portfolio Fund to provide on a timely or accurate basis required monthly valuation information to the Fund could result in the liquidation of the Fund's investment in the Portfolio Fund. The termination of Portfolio Managers and the addition of Portfolio Managers that do not manage Portfolio Accounts does not require the approval of Members.

                  Ivy assesses the overall risk of all of the investments the Fund intends to make by examining the individual risks and the cross-correlation of risks among each of the Portfolio Managers. Ivy invests with those Portfolio Managers which, within each strategy, it believes have the greatest likelihood of achieving anticipated returns among those that it reviews.

                  The Fund will invest in various types of Portfolio Funds managed by Portfolio Managers, including limited partnerships, joint ventures and other investment vehicles. However, the Fund may on occasion retain one or more Portfolio Managers to manage and invest designated portions of the Fund's assets (either as separately managed accounts or by creating separate investment vehicles in which a Portfolio Manager will serve as general partner of the vehicle and the Fund will be the sole limited partner). (Any arrangement in which the Fund retains a Portfolio Manager to manage an account or investment vehicle for the Fund is referred to as a "Portfolio Account.") The retention of a Portfolio Manager to manage a Portfolio Account is subject to the approval of the Board, including a majority of the persons comprising the Board (the "Managers") who are not "interested persons," as defined by the Investment Company Act, of the Fund or the Portfolio Manager (the "Independent Managers"). The retention of a Portfolio Manager will in such cases also be subject to approval by Members, unless the Fund seeks and obtains an order of the Securities and Exchange Commission (the "SEC") exempting the Fund from this requirement. The Fund's participation in any Portfolio Account arrangement will be subject to the requirement that the Portfolio Manager be registered as an investment adviser under the Advisers Act, and the Fund's contractual arrangements with the Portfolio Manager will be subject to the requirements of the Investment Company Act applicable to investment advisory contracts.

                  In managing Portfolio Funds, Portfolio Managers are not subject to the Fund's investment policies and restrictions or the various limitations and prohibitions applicable to the activities of investment companies registered under the Investment Company Act (such as the Fund). This involves various risks, including those associated with the fact that Portfolio Funds are not generally subject to any requirements that they diversify their investments or limit their investments in the securities of issuers engaged in a single industry or group of related industries. See "Principal Risk Factors - General Risks - Non-Diversified Status and Industry Concentration." However, the Fund's investment policies and restrictions, and limitations and prohibitions on investments imposed by the Investment Company Act, do apply in the case of Portfolio Accounts.

                  Ivy regularly evaluates each Portfolio Manager to determine whether its investment program is consistent with the Fund's investment objective and whether its investment performance is satisfactory. In this regard, Ivy seeks to verify each Portfolio Manager's continued adherence to its stated investment objectives, policies and restrictions. Based on these evaluations, Ivy allocates and reallocates the Fund's assets among Portfolio Managers and terminates or adds Portfolio Managers, as it determines appropriate and consistent with the Fund's investment objective. Members do not vote on the retention or termination of a Portfolio Manager, except that the retention of any Portfolio Manager to manage a Portfolio Account is subject to the approval of the Board and Members. The Fund may seek to obtain an SEC order exempting it from the requirement that Members approve Portfolio Managers that are retained to manage Portfolio Accounts. However, no assurance can be given that such an order will be issued.

BORROWING; USE OF LEVERAGE

                  The Fund is authorized to borrow money for investment purposes, to meet repurchase requests and for cash management purposes. Portfolio Funds generally are permitted to borrow money for a variety of purposes. The use of borrowings for investment purposes is known as "leverage" and involves a high degree of risk. Any borrowings for investment purposes (other than on a short-term basis) by the Fund would be made solely for Portfolio Accounts and are not a principal investment strategy of the Fund. The investment programs of certain Portfolio Managers may make extensive use of leverage. See "Principal Risk Factors--Leverage; Borrowing" and "Other Risk Factors - Borrowing by the Fund."

                  The Fund is subject to the Investment Company Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness). These limits do not apply to the Portfolio Funds (except for Portfolio Funds that are registered under the Investment Company Act) and, therefore, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds. The Asset Coverage Requirement applies to borrowings by the Fund, as well as to other transactions by the Fund that can be deemed to result in the creation of a "senior security." Generally, in conjunction with investment positions for the Fund that are deemed to constitute senior securities, the Fund must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the investment position with offsetting portfolio securities. Segregation of assets or covering investment positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

SHORT SELLING

                  Portfolio Funds and Portfolio Accounts may sell securities short. To effect a short sale, the Portfolio Fund or Portfolio Account borrows the security from a brokerage firm, or other permissible financial intermediary, and makes delivery to the buyer. The Portfolio Fund or Portfolio Account then is obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold short by the Portfolio Fund or Portfolio Account, which would result in a loss or gain, respectively. The use of short sales is a speculative practice and involves significant risks. See "Principal Risk Factors--Short Selling."

DERIVATIVES

                  Portfolio Funds and Portfolio Accounts may use financial instruments, known as derivatives, for purposes of hedging portfolio risk and for non-hedging purposes. Examples of derivatives include stock options, index options, futures and options on futures. Transactions in derivatives involve certain risks. See "Principal Risk Factors--Derivatives."

SHORT-TERM AND DEFENSIVE INVESTMENTS

                  The Fund invests its cash reserves in high quality short-term investments. These investments may include money market instruments and other short-term debt obligations, money market mutual funds, and repurchase agreements with banks, brokers and dealers. During periods of adverse market or economic conditions, the Fund may temporarily invest all or a significant portion of its assets in these securities or hold cash. This could prevent the Fund from achieving its investment objective. Repurchase agreements involve certain risks that are described in the SAI.

                               PERFORMANCE HISTORY

                  Appendix B provides the Fund's actual investment performance. In addition, Appendix B contains investment performance information for private investment partnerships that are, in the case of each such partnership, managed by Ivy using the same personnel that manage the Fund in accordance with an investment program that is substantially similar to the Fund's investment program. This performance information does not represent the investment performance of the Fund. The information is provided to illustrate the experience and historic investment results obtained by Ivy. It should not be viewed as indicative of the future investment performance of the Fund. Prospective investors should carefully read the notes accompanying the investment performance charts in Appendix B. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE INVESTMENT RESULTS.

                             MANAGEMENT OF THE FUND

GENERAL

                  The Fund's Board provides broad oversight over the operations and affairs of the Fund. A majority of the Board is comprised of persons who are Independent Managers.

                  BNY Investment Advisors (the "Adviser") serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board, pursuant to the terms of an investment advisory agreement with the Fund (the "Investment Management Agreement"). The Adviser is a division of The Bank of New York Mellon ("BNYM") and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). BNYM is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a publicly traded financial holding company. BNY Mellon was formed on July 2, 2007 through a merger of The Bank of New York Company, Inc., the former parent company of BNYM, and Mellon Financial Corporation. BNY Mellon managed more than $1.1 trillion of assets as of March 31, 2008.

                  BNY Mellon provides a complete range of banking and other financial services to corporations and individuals worldwide through its basic businesses, namely, Securities Servicing and Global Payment Services, Corporate Banking, BNY Mellon Asset Management, Private Wealth Management, and Financial Market Services. BNYM is one of the world's largest custodian banks with $23.1 trillion in assets under custody as of March 31, 2008. The Adviser is located at One Wall Street, New York, New York 10286.

                  Pursuant to the Investment Management Agreement, the Adviser is responsible for developing, implementing and supervising the Fund's investment program and providing day-to-day management services, as well as various administrative services, to the Fund. The Adviser is authorized, subject to the approval of the Board and Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services.

                  In consideration of services provided by the Adviser under the Investment Management Agreement, the Fund pays the Adviser a fee (the "Management Fee") computed and paid monthly at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the beginning of the month.

                  Ivy, an affiliate of BNYM, has been retained by the Adviser to serve as the investment manager of the Fund and provides day-to-day investment management services to the Fund, subject to the general supervision of the Adviser. Ivy is a registered investment adviser under the Investment Advisers Act and is recognized as one of the leading multi-manager alternative investment specialists. Since its inception in 1984, Ivy has provided its clients the ability to participate in niche investment styles and sophisticated investment strategies not typically available to the general investing public. Ivy offers a range of innovative multi-manager alternative investment products and customized portfolios designed to address specific client objectives. As of March 31, 2008, Ivy managed approximately $13.4 billion of client assets. Ivy is located at One Jericho Plaza, Jericho, New York 11753. Ivy provides services to the Fund pursuant to the terms of a sub-advisory agreement with the Adviser (the "Sub-Advisory Agreement"). As compensation for the services provided by Ivy, the Adviser pays Ivy a monthly fee equal to 50% of the Management Fee received by the Adviser pursuant to the Investment Management Agreement. The fee is paid by the Adviser and is not an expense of the Fund. The Sub-Advisory Agreement was approved by the Board and was also approved by an affiliate of the Adviser as the Fund's sole initial Member.

                  A discussion regarding the basis for the Board's approval of the Investment Management Agreement and Sub-Advisory Agreement is available in the Fund's Annual Report.

THE FUND'S PORTFOLIO MANAGER

                  Farzine Hachemian joined Ivy (and began managing the Fund) in May 2007 as Director, Investments and assists in overseeing the investment process, including sourcing new managers, due diligence, and ongoing manager monitoring. Mr. Hachemian is responsible for the day-to-day management of the Fund's portfolio and is assisted in his duties by other members of Ivy's investment team. In addition to having portfolio management responsibilities, Mr. Hachemian works closely with Ivy's Investment Committee in its oversight of manager allocations and portfolio strategy. From September 2003 to May 2007, Mr. Hachemian was a Founder and Managing Partner of Celestar Capital Advisors, an alternative asset management firm that provides hedge fund manager research, asset allocation and risk management services to institutional investors. Prior to joining Celestar in September 2003, Mr. Hachemian held key roles with several companies in the AXA Group in New York and Paris, most recently as President of AXA Alternative Advisors, where he was co-Chief Investment Officer of the group's hedge fund of funds products, with responsibility for tactical and strategic asset allocation as well as manager research.

At that time, Mr. Hachemian also served as a member of the AXA Assurance investment committee and AXA Investment Managers' new product committee. Prior to this role, Mr. Hachemian served in the Treasury Department of AXA Group, where he was at various times responsible for public and private debt financing, foreign exchange trading, project finance transactions and real estate portfolios. Mr. Hachemian earned a business degree from Universite Paris XII, and a Master's Degree in Management from Universite Paris I Pantheon Sorbonne. The SAI provides additional information about his compensation, other accounts managed by him, and his ownership of shares in the Fund.

ADMINISTRATIVE SERVICES

                  The Bank of New York Mellon (the "Administrator") provides various administration, fund accounting, investor accounting, taxation and transfer agent services to the Fund. In consideration of these services, the Fund will pay the Administrator a quarterly fee which is not expected to exceed 0.25% of the Fund's net assets on an annual basis and will reimburse the Administrator for certain out-of-pocket expenses. Pursuant to the administration agreement with the Fund, the Administrator may appoint sub-administrators to provide these services to the Fund. The Administrator's principal business address is One Wall Street, New York, New York 10286.

CUSTODIAN

                  The Bank of New York Mellon (the "Custodian") serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with U.S. and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board. The Custodian's principal business address is One Wall Street, New York, New York 10286.

FUND EXPENSES

                  The Fund bears its own expenses, including, but not limited to: the Management Fee; the Investor Servicing Fee (as defined below under "Investor Servicing arrangements"); any entity-level taxes; investment-related expenses incurred by the Fund (e.g., fees and expenses charged by the Portfolio Managers and Portfolio Funds, costs associated with organizing and operating Portfolio Accounts, placement fees, interest on indebtedness, fees for data and software providers, research expenses, professional fees (including, without limitation, expenses of consultants and experts) relating to investments); fees and expenses for accounting and custody services; the fees and expenses of Fund counsel, any legal counsel retained to represent the Independent Managers and the Fund's independent registered public accounting firm; costs associated with the registration of the Fund, including the costs of compliance with Federal and state laws; costs and expenses of holding meetings of the Board and meetings of Members, including reasonable travel and out-of-pocket expenses of the members of the Board and any costs associated with the preparation and dissemination of proxy materials; the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board; costs of preparing, printing and distributing reports and other communications to Members and such other expenses as may be approved by the Board. The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.

                  Offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during a fiscal period will be allocated and charged to the capital accounts of Members pro rata in accordance with their respective investment percentages for the period. Offering costs cannot be deducted by the Fund or Members for tax purposes. Such costs would be included in a Member's adjusted tax basis for its Interest in the Fund.

                             INVESTOR QUALIFICATIONS

                  Interests are being offered only to investors that are "Qualified Clients." Currently, Qualified Clients include: (i) natural persons and companies (other than investment companies) that represent that they have a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000; (ii) persons who have at least $750,000 under the Adviser's or its affiliates' management, including any amount invested in the Fund; (iii) persons who are "qualified purchasers," as defined by the Investment Company Act and the rules thereunder; and (iv) certain knowledgeable employees who participate in the Adviser's investment activities. In addition, Interests are offered only to investors that are U.S. persons for Federal income tax purposes, as defined below, and may not be purchased by charitable remainder trusts. Investors must complete and sign an investor certification that the investor meets these requirements before it may invest in the Fund. A form of the certification that each investor will be asked to sign is contained in Appendix A of this prospectus. Interests may not be purchased by nonresident aliens, foreign corporations, foreign partnerships, foreign trusts or foreign estates, each as defined in the Internal Revenue Code of 1986, as amended (the "Code"). The Fund is not obligated to sell through brokers, dealers or other financial institutions any Interests that have not been placed with Qualified Clients that meet all applicable requirements to invest in the Fund. The Fund reserves the right to reject any order for the purchase of an Interest and may, in its sole discretion, suspend the offering of Interests at any time.

                  A person is considered a U.S. person for Federal income tax purposes if the person is: (i) a citizen or resident of the United States; (ii) a corporation or partnership (including an entity treated as a corporation or partnership for U.S. Federal tax purposes) created or organized under the laws of the United States, any state therein or the District of Columbia; (iii) an estate (other than a foreign estate defined in Section 7701(a)(31)(A) of the Code); or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust.

                     REPURCHASES OF INTERESTS AND TRANSFERS

NO RIGHT OF REDEMPTION

                  No Member or other person holding an Interest or a portion of an Interest acquired from a Member will have the right to require the Fund to redeem that Interest or portion thereof. There is no public market for Interests, and none is expected to develop. With very limited exceptions, Interests are not transferable and liquidity will be provided only through offers to repurchase Interests, which may be made from time to time by the Fund. Any transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below. For information on the Fund's policies regarding transfers of Interest, see "Repurchases and Transfers of Interests--Transfers of Interests" in the SAI.

REPURCHASES OF INTERESTS

                  The Fund from time to time will offer to repurchase outstanding Interests pursuant to written tenders by Members. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Interests. A repurchase fee equal to 1.00% of the value of an Interest (or portion of an Interest) repurchased, which is retained by the Fund, will apply if the date as of which the Interest is to be valued for purposes of repurchase is less than one year following the date of a Member's initial investment in the Fund. The fee is intended to offset costs associated with short-term investments in the Fund. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.

                  In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board will consider the recommendations of the Adviser. The Adviser expects that it will recommend to the Board that the Fund offer to repurchase Interests twice each year, as of June 30 and December 31. The LLC Agreement generally provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request for repurchase of its Interest, in accordance with the terms of the LLC Agreement, has not been repurchased by the Fund within a period of two years after the Member's request; provided, however, that dissolution shall not be required if the Fund is unable to repurchase a Member's Interest as a result of regulatory restrictions that prevent the Fund from fulfilling a repurchase request. See "Repurchases and Transfers of Interests--Repurchase Offers" in the SAI. The Board will also consider the following factors, among others, in making its determination:

                  [] whether any Members have requested to tender Interests or portions thereof to the Fund;

                  [] the liquidity of the Fund and its ability to liquidate
                     investments in Portfolio Funds to satisfy repurchase requests;

                  [] the investment plans and working capital requirements of the Fund;

                  [] the relative economies of scale with respect to the size of the Fund;

                  [] the history of the Fund in repurchasing Interests or
                     portions thereof;

                  [] the economic condition of the securities markets; and

                  [] the anticipated tax consequences of any proposed
                     repurchases of Interests or portions thereof.

                  The Board will determine that the Fund repurchase Interests or portions thereof from Members pursuant to written tenders only on terms the Board determines to be fair to the Fund and Members.

When the Board determines that the Fund will make a repurchase offer, notice of that offer will be provided to each Member describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Interests for repurchase. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Interests from the Adviser during the period the offer remains open. However, because the Fund expects to determine its net asset value only on a monthly basis, approximately one or two weeks after the end of each month, Members may not be able to obtain current information regarding the values of Interests when making their decisions as to whether to tender Interests for repurchase.

                  When Interests are repurchased by the Fund, Members will generally receive cash distributions equal to the value of the Interests (or portion of the Interest) repurchased, less the repurchase fee, if applicable. However, in the sole discretion of the Fund, the proceeds of repurchases of Interests may be paid by the in-kind distribution of securities held by the Fund, or partly in cash and partly in-kind. The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for Interests that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase. See "Principal Risk Factors--General Risks." Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests or portions thereof from Members.

                  A Member that tenders all or part of its Interest may have a taxable event when the Interest is repurchased. Gain, if any, will generally be recognized by a tendering Member only as and after the total cash proceeds received by the Member exceed the Member's adjusted tax basis in its entire Interest. A loss, if any, will generally be recognized only by a Member who tenders its entire Interest after the Member has received full payment under the promissory note that will be given to the Member prior to the Fund's payment of the repurchase amount.

REPURCHASE PROCEDURES

                  Due to liquidity restraints associated with the Fund's investments in Portfolio Funds and the fact that the Fund may have to effect withdrawals from those funds to pay for Interests being repurchased, it is presently expected that, under the procedures applicable to the repurchase of Interests, Interests will be valued for purposes of determining their repurchase price as of a date approximately one month after the date by which Members must submit a repurchase request (the "Valuation Date") and that the Fund will generally pay 95% of the value of the Interests or portions thereof repurchased approximately one month after the Valuation Date. The amount that a Member may expect to receive on the repurchase of the Member's Interest (or portion thereof) will be the value of the Member's capital account (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date to the Member's capital account and less the repurchase fee, if applicable. The balance due to each Member who tenders his Interest, or a portion thereof, will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

                  Under these procedures, Members will have to decide whether to tender their Interests for repurchase without the benefit of having current information regarding value of Interests as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must tender Interests and the date they can expect to receive payment for their Interests from the Fund. However, promptly after the expiration of a repurchase offer, Members whose Interests are accepted for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund's obligation to pay for repurchased Interests. Payments for repurchased Interests may be delayed under circumstances where the Fund has determined to redeem its interests in Portfolio Funds to make such payments, but has experienced delays in receiving payments from the Portfolio Funds.

                  A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a capital account balance of $75,000. If a Member tenders an amount that would cause the value of its Interest to fall below this required minimum, the Fund reserves the right, when consistent with applicable law, to reduce the amount to be purchased from the Member so that the required minimum balance is maintained or to purchase all of the Member's Interest.

                  Repurchases of Interests by the Fund are subject to certain regulatory requirements imposed by SEC rules and the procedures applicable to repurchases of Interests as described above may be amended by the Fund in order to comply with any regulatory requirements applicable to such repurchase procedures.

MANDATORY REDEMPTION BY THE FUND

                  The LLC Agreement provides that the Fund may redeem an Interest (or portion thereof) of a Member or any person acquiring an Interest (or portion thereof) from or through a Member under certain circumstances, including if: ownership of the Interest by the Member or other person will cause the Fund, the Adviser or Ivy to be in violation of certain laws or any of the representations and warranties made by a Member in connection with the acquisition of the Interest was not true when made or has ceased to be true.

                         CALCULATION OF NET ASSET VALUE

                  The net asset value of the Fund is determined by or at the direction of the Adviser as of the close of business at the end of each fiscal period (as defined below under "Capital Accounts - General") in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board.

                  The Board has approved procedures pursuant to which the Fund values its investments in Portfolio Funds at fair value. In accordance with these procedures, the fair value of these investments ordinarily will be the value determined as of the end of the fiscal period by the Portfolio Manager of each Portfolio Fund in accordance with the Portfolio Fund's valuation policies and as reported by the Portfolio Manager. As a general matter, the fair value of the Fund's interest in a Portfolio Fund will represent the amount that the Fund could reasonably expect to receive from the Portfolio Fund if the Fund's interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Fund believes to be reliable.

Because Portfolio Funds provide net asset value information to the Fund on a monthly basis and do not generally provide detailed information on their investment positions, except on an annual basis, the Fund generally will not be able to determine the fair value of its investments in Portfolio Funds or its net asset values other than as of the end of each month and may not be able to verify valuation information given to the Fund by Portfolio Managers (except in the case of Portfolio Accounts). In the unlikely event that a Portfolio Fund does not report a value to the Fund on a timely basis at the end of a fiscal period, the Fund would determine the fair value of its interest in that Portfolio Fund based on the most recent value reported by the Portfolio Fund, as well as any other relevant information available at the time the Fund values its assets. The Board has determined that any values of interests in Portfolio Funds reported as "estimated" or "final" values (using the nomenclature of the hedge fund industry) will be deemed to reasonably reflect market values of securities for which market quotations are available, or the fair value of such securities as of the Fund's valuation date.

                  Before investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Portfolio Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. Although the procedures approved by the Board provide that the Adviser will periodically review the valuations of interests in Portfolio Funds provided by the Portfolio Managers, neither the Adviser nor the Board will be able to confirm independently the accuracy of valuations of such interests provided by such Portfolio Managers (which are unaudited, except for year-end valuations).

                  The Fund's valuation procedures require the Adviser to consider all relevant information available at the time the Fund values its assets. The Adviser or, in certain cases, the Board, will consider such information, and may conclude in certain circumstances that the information provided by a Portfolio Manager does not represent the fair value of the Fund's interests in a Portfolio Fund. Although redemptions of interests in Portfolio Funds are subject to advance notice requirements, Portfolio Funds typically will make available net asset value information to their investors which will represent the price at which, even in the absence of redemption activity, the Portfolio Fund would have effected a redemption if a redemption request had been timely made or if, in accordance with the terms of the Portfolio Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board, in the absence of specific transaction activity in interests in a particular Portfolio Fund, the Fund could consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Portfolio Fund's net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision must be made in good faith, and subject to the review and supervision of the Board.

                  The Portfolio Funds are required to provide estimated net asset value determinations to the Fund on a monthly basis, generally within one or two weeks following the end of the month. Ivy attempts to confirm the accuracy of each Portfolio Fund's monthly valuation using various means, including: correlating the reported valuation with strategy specific benchmarks maintained by Ivy that Ivy believes correlate with the Portfolio Fund's strategy; discussing monthly with Portfolio Managers their Portfolio Funds' values; reviewing semi-annually Portfolio Fund portfolio positions; analyzing audited financial statements of Portfolio Funds; and correlating Portfolio Fund reported investment positions with Portfolio Managers' public filings, if any.

Failure of a Portfolio Fund to provide on a timely or accurate basis required monthly valuation information to the Fund could result in an adjustment to the fair value given by the Fund to its investment in a Portfolio Fund or a decision by Ivy to liquidate the Fund's investment in a Portfolio Fund. The valuations reported by the Portfolio Managers, upon which the Fund calculates its net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Portfolio Funds are audited by the independent auditors of the Portfolio Funds and may be revised as a result of such audits. Other adjustments may occur from time to time.

                  To the extent the Fund invests its assets through Portfolio Accounts, the Fund will value portfolio securities of the Portfolio Accounts as described below:

                  U.S. exchange traded securities and securities included in the Nasdaq National Market System will be valued at their last composite sale prices as reported on the exchanges where such securities are traded. If no sales of such securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by such exchange. Listed options or futures contracts will be valued using last sales prices as reported by the exchange with the highest reported daily volume for such options or futures contracts or, in the absence of any sales on a particular day, at their bid prices as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets, will be valued at fair value as determined in good faith by, or under the supervision of, the Board.

                  Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The reasonableness of valuations provided by any such pricing service will be reviewed periodically by the Board. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as such valuation is determined by the Board to represent fair value.

                  All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in non-U.S. securities generally is completed, and the values of such securities are determined, before the close of securities markets in the U.S. Foreign exchange rates also are determined before such close.

On occasion, the values of securities and exchange rates may be affected by significant events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When such significant events materially affect the values of securities held by the Fund or its liabilities, these securities and liabilities may be valued at fair value as determined in good faith by, or under the supervision of, the Board.

                  Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets, which, in turn, would affect amounts paid on repurchases of Interests and the amount of fees paid, if the Board's judgments regarding appropriate valuations should be proven incorrect.

                                CAPITAL ACCOUNTS

GENERAL

                  The Fund maintains a separate capital account for each Member, which will have an opening balance equal to the Member's initial contribution to the capital of the Fund. Each Member's capital account will be increased by the amount of any additional contributions by the Member to the capital of the Fund, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchases by the Fund of the Member's Interest, or portion thereof, plus the amount of any distributions by the Fund to the Member which are not reinvested, plus any amounts debited against the Member's capital account as described below.

                  Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of (i) the last day of each fiscal year (March
31), (ii) the last day of each taxable year (December 31), (iii) the day preceding the date as of which any contribution to the capital of the Fund is made, (iv) any day as of which the Fund repurchases any Interest (or portion thereof) of any Member, or (v) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective investment percentages. An investment percentage will be determined for each Member as of the start of each fiscal period by dividing the balance of the Member's capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

ALLOCATION OF NET PROFITS AND LOSSES; ALLOCATION OF OFFERING COSTS

                  Net profits or net losses of the Fund for each fiscal period are allocated among, and credited to or debited against, the capital accounts of Members as of the last day of each fiscal period in accordance with Members' respective investment percentages for the period. Net profits or net losses are measured as the net change in the value of the net assets of the Fund (including any net change in unrealized appreciation or depreciation of investments) and realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by the Fund of Interests (or portions thereof), and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members' respective investment percentages.

Offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during a fiscal period are allocated and charged to the capital accounts of Members pro rata in accordance with their respective investment percentages for the period.

                  Allocations for Federal income tax purposes generally will be made among Members so as to reflect equitably amounts credited or debited to each Member's capital account for the current and prior taxable years. Under the LLC Agreement, the Board has the discretion to allocate specially an amount of the Fund's capital gain and loss, for Federal income tax purposes to a Member whose entire Interest in the Fund is repurchased (a "Withdrawing Member"), to the extent that the capital account balance of the Withdrawing Member exceeds or is less than, as the case may be, the Federal income tax basis in its Interest.

ALLOCATION OF SPECIAL ITEMS

                  Withholding taxes or other tax obligations incurred by the Fund which are attributable to any Member will be debited against the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts then or thereafter distributable to the Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member's Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess.

                  Generally, any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more, but fewer than all of the Members, will be charged to only those Members on whose behalf the payments are made or whose particular circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

RESERVES

                  Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) which the Fund may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, to the capital accounts of those Members who are Members at the time when the reserve is created, increased or decreased, as the case may be; provided, however, that if the reserve (or any increase or decrease therein) exceeds the lesser of $500,000 or 1% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase, or decrease shall instead be charged or credited to those Members who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

VOTING

                  Each Member will have the right to cast a number of votes based on the value of the Member's capital account relative to the value of the capital accounts of all Member at any meeting of Members called by the Board or investors holding at least a majority of the total number of votes eligible to be cast by all Members. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including the election of Managers, the approval of the Investment Management Agreement and the approval of the Fund's independent registered public accounting firm, in each case to the extent that voting by shareholders is required by the Investment Company Act. Except for the exercise of their voting rights, Members will not be entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

                                      TAXES

                  The following is a summary of certain aspects of the income taxation of the Fund and its Members which should be considered by a prospective Member. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal tax purposes.

                  This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

                  EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

                  In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of this prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own counsel regarding the acquisition of Interests.

TAX TREATMENT OF FUND OPERATIONS

                  CLASSIFICATION OF THE FUND. The Fund has received an opinion of Schulte Roth & Zabel LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, the Fund will be classified as a partnership for Federal tax purposes and not as an association taxable as a corporation.

                  Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

                  The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test. Schulte Roth & Zabel LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

                  Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

                  UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF IT BEING AN INVESTOR IN A PORTFOLIO FUND OR A PORTFOLIO ACCOUNT THAT IS CLASSIFIED AS A PARTNERSHIP FOR FEDERAL TAX PURPOSES.

                  As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service which reports the results of operations. Each Member is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss.

Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund. For a more detailed discussion of certain aspects of the income taxation of the Fund and its investments under Federal, state and local law, see "Tax Aspects" in the SAI.

                         INVESTOR SERVICING ARRANGEMENTS

                  Under the terms of investor servicing agreements (the "Investor Servicing Agreements") between the Fund and BNY Hamilton Distributors, Inc. ("BNY Hamilton") and MBSC Securities Corporation ("MBSC," and with BNY Hamilton, the "Distributors") the Distributors are authorized to retain brokers, dealers and certain financial advisers to provide ongoing investor services and account maintenance services to Members that are their customers ("Investor Service Providers"). These services include, but are not limited to, handling Member inquiries regarding the Fund (e.g., responding to questions concerning investments in the Fund, capital account balances, and reports and tax information provided by the Fund); assisting in the enhancement of relations and communications between Members and the Fund; assisting in the establishment and maintenance of Member accounts with the Fund; assisting in the maintenance of Fund records containing Member information; and providing such other information and Member liaison services as the Distributors may reasonably request. Under the Investor Servicing Agreements, the Fund pay quarterly fees to the Distributors to reimburse them for payments made to Investor Service Providers ("Investor Servicing Fee"). These fees are paid quarterly in an amount, with respect to each Investor Service Provider, not to exceed the lesser of: (i) 0.50% (on an annualized basis) of the average monthly aggregate value of outstanding Interests held by investors that receive services from the Investor Service Provider, determined as of the last day of the calendar quarter (before any repurchases of Interests); or (ii) the actual payments made by a Distributor to the Investor Service Provider. The Distributors are entitled to reimbursement under the Investor Servicing Agreements for payments made to Investor Service Providers that are affiliates of the Distributors.

                            DISTRIBUTION ARRANGEMENTS

                  GENERAL

                  BNY Hamilton and MBSC act as co-distributors of Interests on a best efforts basis, subject to various conditions, pursuant to the terms of each Distributor's respective distributor's agreement entered into with the Fund. Interests may be purchased through a Distributor or through Selling Agents. The Fund is not obligated to sell to a broker or dealer any Interests that have not been placed with Qualified Clients that meet all applicable requirements to invest in the Fund. Interests will be offered and may be purchased on a monthly basis, or at such other times as may be determined by the Board. Neither the Distributors nor any Selling Agent is obligated to buy from the Fund any of the Interests. The Distributors do not intend to make a market in Interests.

                  BNY Hamilton maintains its principal office at 3435 Stelzer Road, Columbus, OH 43219. MBSC maintains its principal office at 200 Park Avenue, New York, New York 10166.

As compensation for services provided by BNY Hamilton under its Distributor's Agreement, BNYM pays BNY Hamilton a quarterly fee to compensate it for costs incurred in acting as a distributor of Interests on a best efforts basis and for retaining Selling Agents to distribute Interests. BNYM does not pay a similar fee to MBSC.

                  As described in further detail below, the Adviser, or an affiliate of BNYM, may make payments to the Distributors and Selling Agents, from its own resources, to compensate them for selling Interests. In accordance with applicable NASD Conduct Rules (and as discussed in the following section), payments by the Fund and BNYM (or by any affiliate of BNYM) to the Distributor and Selling Agents, together with placement fees received by the Distributors and Selling Agents in connection with the sales of Interests, may not exceed such limitations on compensation as are specified by the NASD Conduct Rules or by the Financial Industry Regulatory Authority, Inc. ("FINRA," formerly, the National Association of Securities Dealers). See "Distribution Arrangements-- Purchase Terms."

                  The Fund has agreed to indemnify each Distributor and its respective affiliates and certain other persons against certain liabilities under the Securities Act.

                  PURCHASE TERMS

                  Interests are being offered only to investors that meet all requirements to invest in the Fund. The minimum initial investment in the Fund by an investor is $100,000. However, a $75,000 minimum investment requirement applies for investors who have at least $750,000 in assets under the management of BNYM or its affiliates. Subsequent investments must be at least $25,000. These minimums may be modified by the Fund from time to time.

                  The Distributors and Selling Agents may, in their discretion, impose a placement fee in connection with sales of Interests (the "Placement Fee") of up to 3% of the amount of an investor's investment in Interests. The Placement Fee will be determined as a percentage of an investor's investment amount and will not constitute an investment made by the investor in the Fund. The Placement Fees charged by each Distributor and Selling Agent may vary, and the Distributors and Selling Agents may reduce or waive the Placement Fees as they may determine.

                  In connection with, and as compensation for selling Interests, the Adviser, or another affiliate of BNYM, may make one-time payments from its own resources to the Distributors or Selling Agents of up to 1% of the value of Interests sold by them. In addition, the Adviser, or another affiliate of BNYM, may make ongoing payments to the Distributors and Selling Agents, as compensation for selling Interests, from its own resources in an amount up to 0.90% per annum of the aggregate value of Interests sold by the applicable Distributor or Selling Agent and which Interests remain outstanding and, in the case of a Selling Agent, are held by Members who are customers of the Selling Agent. These payments will not be an obligation of the Fund or of Members.

                  Aggregate compensation paid to each of the Distributors and to any Selling Agent in connection with sales of Interests and for investor and account related services, including Placement Fees, any payments by the Adviser (or another BNYM affiliate) and Investor Servicing Fees, may not exceed 8% of the Offering Proceeds. Under this limitation, the aggregate compensation received by a Distributor or a Selling Agent may not exceed 8% of the amount of Interests sold by such Distributor or Selling Agent.

All compensation received by the Distributors under their respective distributor's agreements and Investor Servicing Fees, compensation paid by the Adviser (or one of its affiliates) to a Distributor or Selling Agents and Placement Fees have been deemed by FINRA to be underwriting compensation and are subject to this limitation.

                  All investor funds for the closing of the sale of Interests, and for closings of subsequent offerings, will be deposited in an escrow account maintained by BNYM, as escrow agent, at BNYM, for the benefit of the investors. Funds held in the escrow account may be invested in high quality, short-term investments, and any interest earned on the funds will be paid to investors on the date Interests are issued. The full amount of an investment is payable in Federal funds, which must be received by the Distributor not later than fourteen calendar days prior to the beginning of a month if payment is made by check or four business days prior to the beginning of a month if payment is sent by wire or via NSCC.

                  Before an investor may invest in the Fund, the Distributor or the investor's sales representative will require a certification from the investor that it meets all requirements for investment in the Fund, and that the investor will not transfer its Interest except in the limited circumstances permitted under the LLC Agreement. The form of investor certification that each investor will be asked to sign is contained in Appendix A of this prospectus. An investor's certification must be received by the Distributor, along with its payment as described above, otherwise an Investor's order will not be accepted.

                  The LLC Agreement is contained in Appendix C of this prospectus. Each new investor will agree to be bound by all of its terms by executing the investor certification form.

                               GENERAL INFORMATION

                  The Fund is registered under the Investment Company Act as a closed-end, non-diversified management investment company. The Fund was formed as a limited liability company under the laws of the State of Delaware on September 25, 2002. The Fund's address is One Wall Street, New York, New York 10286, and its telephone number is (212) 495-1784.

                          TABLE OF CONTENTS OF THE SAI

                                                                           PAGE

INVESTMENT POLICIES AND PRACTICES.............................................1
REPURCHASES, MANDATORY REDEMPTIONS  AND TRANSFERS OF INTERESTS...............12
BOARD OF MANAGERS............................................................14
INVESTMENT ADVISORY SERVICES.................................................19
PORTFOLIO MANAGER............................................................22
PROXY VOTING.................................................................25
CONFLICTS OF INTEREST........................................................25
TAX ASPECTS..................................................................28
ERISA CONSIDERATIONS.........................................................43
BROKERAGE....................................................................44
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................................45
LEGAL COUNSEL................................................................45
CUSTODIAN....................................................................45
SUMMARY OF LLC AGREEMENT.....................................................46
FUND ADVERTISING AND SALES MATERIAL..........................................48
FINANCIAL STATEMENTS.........................................................48

                                                                     APPENDIX A

                         FORM OF INVESTOR CERTIFICATION

                               [GRAPHIC OMITTED]

Ivy Multi-Strategy Hedge Fund LLC
INVESTOR APPLICATION


INSTRUCTIONS
[ ] Please print clearly in all CAPITAL LETTERS and use BLACK INK to fill out this application.

[ ] Be sure to read the Fund's prospectus and limited liability company agreement

[ ] For help with this application, please call 1.877.470.9122

[ ] If you would like to send your investment via Fed wire, please call for instructions 1.877.470.9122

[ ] Send this completed, signed application with a check made payable to: Ivy
    Multi-Strategy Hedge Fund LLC, for the total investment amount in the Ivy Multi-Strategy Hedge Fund LLC to:

    Regular Mail:               Overnight Mail:
    The Bank of New York        The Bank of New York
    PO Box 978                  101 Barclay Street
    Wall Street Station         Floor 20W
    New York, NY 10268-0978     New York, NY  10007


1   BNY ADVISORY/CUSTODY INFORMATION

Is this asset to be listed in customer's Investment Management/Trust or Custody
Account:

Yes [ ]    No [ ]

Account Number
[ ][ ][ ][ ][ ][ ]

Portfolio Manager/Custody Official Name
---------------------------------------------------------

---------------------------------------------------------

Address
---------------------------------------------------------

---------------------------------------------------------

City
---------------------------------------------------------

---------------------------------------------------------

State       Zip
[ ][ ]      [ ][ ][ ][ ][ ]

Phone No.
[ ][ ][ ] - [ ][ ][ ] - [ ][ ][ ][ ]

Email
---------------------------------------------------------

---------------------------------------------------------


2   ACCOUNT OWNERSHIP

Please select one ownership choice, either A or B.

IVY ASSET MANAGEMENT CORP.
A subsidiary of the Bank of New York Company


A   INDIVIDUAL OR JOINT ACCOUNT

Owner (First Name)         M.I. Last Name  [ ]Mr.  [ ]Mrs.   [ ]Ms.
-------------------------- ---- -------------------------------------

-------------------------- ---- -------------------------------------


Joint Owner (First Name)   M.I. Last Name  [ ]Mr.  [ ]Mrs.   [ ]Ms.
-------------------------- ---- -------------------------------------

-------------------------- ---- -------------------------------------

Primary Residence                                Apartment or Box No.
---------------------------------------------------------------------

---------------------------------------------------------------------

City
---------------------------------------------------------------------

---------------------------------------------------------------------

State       Zip
[ ][ ]      [ ][ ][ ][ ][ ]

Mailing Address                                  Apartment or Box No.
---------------------------------------------------------------------

---------------------------------------------------------------------

City
---------------------------------------------------------------------

---------------------------------------------------------------------

State       Zip
[ ][ ]      [ ][ ][ ][ ][ ]


Daytime Phone No.
[ ][ ][ ] - [ ][ ][ ] - [ ][ ][ ][ ]

Home Phone No.
[ ][ ][ ] - [ ][ ][ ] - [ ][ ][ ][ ]


Email
--------------------------------------------------------------------

--------------------------------------------------------------------



Owner's Social Security No.
[ ][ ][ ] - [ ][ ] - [ ][ ][ ][ ]


Joint Owner's Social Security No.
[ ][ ][ ] - [ ][ ] - [ ][ ][ ][ ]

Owner's Date of Birth
[ ][ ] - [ ][ ] - [ ][ ]




If you want documents related to your account mailed to additional addresses or interested parties, please call 1.877.470.9122 for instructions. Joint Owners will be joint tenants with right of survivorship unless you instruct otherwise or if that registration is not available in your state.
If a different joint ownership is desired, please describe.

--------------------------------------------------------------------

--------------------------------------------------------------------

IVY MULTI-STRATEGY HEDGE FUND LLC

B   TRUST, CORPORATION OR OTHER ENTITY

[ ] Trust/Charitable Remainder Trusts may not invest(1).

[ ] Corporation               [ ]Partnership

[ ] Tax-Exempt Organization   [ ]Other Entity

Taxpayer ID No.
[ ][ ] - [ ][ ][ ][ ][ ][ ][ ]

Trust Date (if applicable)
[ ][ ] - [ ][ ] - [ ][ ]
 Month     Day     Year

Trust, Corporation or Other Entity Name
-------------------------------------------------------------------

-------------------------------------------------------------------

Trustee(2)/Authorized Signer (First Name)   M.I. Last Name
----------------------------------------  ---- --------------------

----------------------------------------  ---- --------------------

Trustee(2)/Authorized Signer (First Name)   M.I. Last Name
----------------------------------------  ---- --------------------

----------------------------------------  ---- --------------------

Street Address                                   Apartment or Box No.
---------------------------------------------------------------------

---------------------------------------------------------------------

City
---------------------------------------------------------------------

---------------------------------------------------------------------

State       Zip
[ ][ ]      [ ][ ][ ][ ][ ]


Daytime Phone No.
[ ][ ][ ] - [ ][ ][ ] - [ ][ ][ ][ ]

Home Phone No.
[ ][ ][ ] - [ ][ ][ ] - [ ][ ][ ][ ]


Email
--------------------------------------------------------------------

--------------------------------------------------------------------


Please note that an investment in this Fund by a tax-exempt entity (IRA, 401(k) or Keogh Plans) may incur adverse tax consequences. Each prospective member should consult with its own tax adviser to fully understand the tax consequences of an investment in this Fund.

3   INVESTOR CERTIFICATION

I hereby certify that I am: (A) a natural person, who either individually or together with my spouse has a net worth(3) in excess of $1.5 million (the "Net Worth Requirement"); (B) an irrevocable trust that meets the Net Worth requirement; (C) a revocable trust and each grantor of the trust meets the Net Worth Requirement: (D) an employee benefit plan (a "Plan") that meets the Net Worth Requirement; (E) a participant- directed Plan and the person making the investment meets the Net Worth Requirement; (F) a corporation, partnership, limited liability company or other entity that meets the Net Worth Requirement that is not (i) a registered investment company, (ii) an entity which is excluded from the definition of investment Company under Section 3(a) of the Investment Company Act of 1940 based on Section 3(c)(1) because it is a non-publicly offered entity whose securities are beneficially owned by not more than 100 persons, or (iii) a business development company; or (G) an entity referred to in clause F(i), (ii) or (iii) above, not formed for the specific purpose of investing in the Fund and each equity owner meets the Net Worth Requirement. I am not a charitable remainder trust.

INVESTOR APPLICATION

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the prospectus of the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk that some or all of the investment may be lost. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

I am aware of the Fund's limited provisions for transferability and withdrawal and have carefully read and understand the Repurchases of Interests and Transfers provisions in the prospectus.

If I am the fiduciary executing this Investor Certification on behalf of a Plan (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Plan's investment in the Fund and have determined that, in review of such considerations, the investment is consistent with the Fiduciary's responsibilities under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"): (i) the fiduciary investment standards under ERISA in the context of the Plan's particular circumstances; (ii) the permissibility of an investment in the Fund under the documents governing the Plan and the Fiduciary; and (iii) the risks associated with an investment in the Fund and the fact that I will be unable to redeem the investment. However, the Fund may repurchase the investment at certain times and under certain conditions set forth in the prospectus.

I understand that the Fund and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in the Fund. I understand that an investment in the Fund is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify BNY Investment Advisors and its affiliates and hold them harmless from any liability that they may incur as a result of this certification being untrue in any respect.

By signing below, I hereby execute, as a Member, and agree to be bound by the terms of the Fund's Limited Liability Company Agreement ("LLC"), a form of which is set forth in Appendix C to the prospectus. I have read the LLC Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.


X
-------------------------------------------------------------------------------
Signature                           Date


X
-------------------------------------------------------------------------------
Signature                           Date


1. Interests in the Fund are not available for the purchase by charitable remainder trusts, as defined in Section 664 of the Internal Revenue Code of 1986, as amended (the "Code"), including income tax regulations.

2. Please provide names of additional trustees on a separate sheet of paper. For trusts and corporations, this application must be signed by all trustees or corporate officers whose signatures are required under the trust agreement/corporate by-laws.

3. As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining net worth, the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

4   INVESTMENT AMOUNT

A minimum investment of $100,000 is required. A $75,000 minimum initial investment requirement applies for investors who have at least $750,000 in assets under management at The Bank of New York or its affiliates.


Investment Amount                $
                                  -----------------------------------



5   SIGNATURES

Please review the following information and sign below. By signing this form, I certify that I am of legal age and capacity and am authorized to purchase Interests in the Fund. I have read the Fund's current prospectus and LLC Agreement and I agree to be bound by their terms and conditions. My signature below constitutes my agreement and acceptance of all terms and conditions in any and all parts of this Application, prospectus, LLC Agreement and statement of additional information of the Fund.


CERTIFICATION OF NONFOREIGN STATUS AND SUBSTITUTE FORM W-9

I certify that I am NOT (1) a nonresident alien or (2) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue code of 1986, as amended, including income tax regulations) for purposes of U.S Federal income taxation. I agree to notify the Fund within 60 days of the date I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in the Fund's records, are true and correct. I further certify that I am NOT subject to backup withholding because either (1) I am exempt from backup withholding, (2) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, *or (3) the IRS has notified me that I am no longer subject to backup withholding. I make these certifications under penalty of perjury and understand that they may be disclosed to the IRS by the Fund and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

*THE INVESTOR MUST CROSS OUT ITEM (2) IF IT HAS BEEN NOTIFIED BY THE IRS THAT IS CURRENTLY SUBJECT TO BACKUP WITHHOLDING BECAUSE IT HAS FAILED TO REPORT ALL INTEREST AND DIVIDENDS ON ITS TAX RETURN.



X
---------------------------------------------------------------------
Signature                                       Date

X
---------------------------------------------------------------------
Signature                                       Date

Title (for corporations, partnerships or trusts):
                                                 --------------------


DID YOU REMEMBER TO:
[ ] Provide your date of birth and Social Security number if applicable in Section 2
[ ] Sign the Investor Certification
[ ] Include additional signatures above if applicable

NOTICE OF PRIVACY POLICY & PRACTICES

Ivy Multi-Strategy Hedge Fund LLC recognizes and respects the privacy expectations of our customers. We provide this notice to you so that you will know what kind of information we collect about our customers and the circumstances in which that information may be disclosed to third parties who are not affiliated with Ivy Multi-Strategy Hedge Fund LLC.


COLLECTION OF CUSTOMER INFORMATION

We collect nonpublic personal information about our customers from the following sources:
[] account applications and other forms, which may include a customer's name, address, Social Security number and information about a customer's investment goals and risk tolerance;
[] account history, including information about the transactions and balances in a customer's accounts;
   and
[] correspondence (written, telephonic or electronic) between a customer or a customer's representative and Ivy Multi-Strategy Hedge Fund LLC, or service providers to Ivy Multi-Strategy Hedge Fund LLC.


DISCLOSURE OF CUSTOMER INFORMATION

We may disclose any of the customer information we collect to third parties who are not affiliated with Ivy Multi-Strategy Hedge Fund LLC as permitted by law--for example, with service providers who maintain or service shareholder accounts for the Ivy Multi-Strategy Hedge Fund LLC or to a shareholder's broker or agent,to resolve or to protect against customer fraud; and [] to perform marketing services on our behalf or pursuant to a joint marketing agreement with another financial institution.


SECURITY OF CUSTOMER INFORMATION

We protect customer information by requiring service providers to the Ivy Multi-Strategy Hedge Fund LLC :
[] to maintain policies and procedures designed to assure only appropriate access to and use of information about customers of the Ivy Multi-Strategy Hedge Fund LLC to those persons who need to know such information to provide services to us; and
[] to maintain physical, electronic and procedural safeguards that comply with federal standards to protect nonpublic personal information of customers of the Ivy Multi-Strategy Hedge Fund LLC.

The policies and practices described in this notice apply to both current and former customers of Ivy Multi-Strategy Hedge Fund LLC. If we change these policies and practices in a manner that affects the accuracy of this notice, we will notify our customers.

                                   APPENDIX B



                   INVESTMENT MANAGER PERFORMANCE INFORMATION


          Ivy Asset Management Corp. ("Ivy") employs an investment program for the Fund that is substantially the same as the investment program that it employs in managing certain private investment partnerships (the "Private Funds"). The investment objective, policies and strategies of the Fund are substantially the same as those of each Private Fund. Similar to the investment program of the Fund, Ivy selects of the Private Funds various alternative asset managers with which it will invest the Private Funds' assets. The personnel of Ivy who will be responsible for managing the investment portfolio of the Fund manage the investment portfolios of the Private Funds.

          Because of the similarity of investment programs, as a general matter, Ivy will consider participation by the Fund in all appropriate investment opportunities that are under consideration by Ivy for the Private Funds. Ivy will evaluate for the Fund and for the Private Funds a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the Private Funds at a particular time. Because these considerations may differ for the Fund and the Private Funds in the context of any particular investment opportunity and at any particular time, the investment activities and future investment performance of the Fund and each of the Private Funds will differ. See "CONFLICTS OF INTEREST."

          THE FOLLOWING TABLE SETS FORTH THE FUND'S PERFORMANCE HISTORY FOR THE FISCAL PERIODS ENDED 2004 THROUGH 2008. THIS INFORMATION IS FOLLOWED BY A TABLE WHICH SETS FORTH THE PERFORMANCE RECORD OF THE PRIVATE FUNDS FOR THE PERIODS INDICATED, ADJUSTED TO SHOW THE PERFORMANCE NET OF THE FEES AND ESTIMATED EXPENSES OF THE FUND. THE PERFORMANCE INFORMATION RELATING TO THE PRIVATE FUNDS DOES NOT REFLECT THE INVESTMENT PERFORMANCE OF THE FUND. THE PRIVATE FUNDS ARE THE ONLY ACCOUNTS MANAGED BY IVY THAT HAVE AN INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES SUBSTANTIALLY SIMILAR TO THOSE OF THE FUND. THE PRIVATE FUNDS' PERFORMANCE INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE NOTES THERETO. PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS. PROSPECTIVE INVESTORS SHOULD RECOGNIZE THAT THERE ARE CERTAIN DIFFERENCES BETWEEN THE INVESTMENT POLICIES OF THE FUND AND THE PRIVATE FUNDS AND THAT THEIR FEES AND EXPENSES DIFFER. UNLIKE THE FUND, THE PRIVATE FUNDS ARE NOT SUBJECT TO CERTAIN INVESTMENT LIMITATIONS IMPOSED BY APPLICABLE SECURITIES LAWS WHICH, IF APPLICABLE, MAY HAVE ADVERSELY AFFECTED A PRIVATE FUND'S PERFORMANCE. FUTURE PERFORMANCE OF THE FUND AND OF THE PRIVATE FUNDS WILL DIFFER.

                  THE FUND'S PERFORMANCE FOR THE FISCAL PERIOD
                      APRIL 1, 2003 THROUGH MARCH 31, 2004

                                   NET RETURN       CUMULATIVE RETURN

         2003 - 2004

            April                    0.78%                 0.78%
             May                     1.02%                 1.80%
            June                     0.45%                 2.26%
            July                    -0.13%                 2.13%
           August                    0.11%                 2.24%
          September                  1.23%                 3.49%
           October                   1.34%                 4.88%
          November                   0.70%                 5.61%
          December                   0.83%                 6.49%
           January                   1.14%                 7.70%
          February                   0.49%                 8.23%
            March                    0.15%                 8.39%

    Average Monthly Return           0.67%


                  THE FUND'S PERFORMANCE FOR THE FISCAL PERIOD
                      APRIL 1, 2004 THROUGH MARCH 31, 2005

                                   NET RETURN       CUMULATIVE RETURN

          2004 - 2005

             April                  -0.14%              -0.14%
              May                   -0.35%              -0.49%
             June                    0.30%              -0.20%
             July                   -0.46%              -0.65%
            August                   0.20%              -0.46%
           September                 0.83%               0.36%
            October                  0.57%               0.94%
           November                  2.03%               2.99%
           December                  1.79%               4.84%
            January                 -0.23%               4.59%
           February                  0.71%               5.34%
             March                  -0.22%               5.10%

    Average Monthly Return           0.42%

                  THE FUND'S PERFORMANCE FOR THE FISCAL PERIOD
                      APRIL 1, 2005 THROUGH MARCH 31, 2006

                                   NET RETURN       CUMULATIVE RETURN

          2005 - 2006

             April                  -1.11%              -1.11%
              May                    0.29%              -0.82%
             June                    0.99%               0.17%
             July                    1.72%               1.89%
            August                   1.01%               2.92%
           September                 2.05%               5.03%
            October                 -0.74%               4.25%
           November                  1.58%               5.90%
           December                  2.52%               8.56%
            January                  2.40%              11.17%
           February                  0.29%              11.48%
             March                   1.83%              13.52%

    Average Monthly Return           1.07%


                  THE FUND'S PERFORMANCE FOR THE FISCAL PERIOD
                      APRIL 1, 2006 THROUGH MARCH 31, 2007

                                   NET RETURN       CUMULATIVE RETURN

         2006 - 2007

            April                   1.50%               1.50%
             May                   -1.71%              -0.23%
            June                    0.47%               0.24%
            July                   -0.02%               0.22%
           August                   1.09%               1.30%
          September                -2.79%              -1.52%
           October                  1.58%               0.03%
          November                  1.34%               1.37%
          December                  1.49%               2.88%
           January                  1.91%               4.84%
          February                  1.24%               6.14%
            March                   1.02%               7.22%

    Average Monthly Return          0.59%

                  THE FUND'S PERFORMANCE FOR THE FISCAL PERIOD
                      APRIL 1, 2007 THROUGH MARCH 31, 2008

                                   NET RETURN       CUMULATIVE RETURN

         2007 - 2008

            April                   1.06%               1.06%
             May                    2.36%               3.45%
            June                    0.22%               3.68%
            July                   -0.19%               3.48%
           August                  -1.25%               2.19%
          September                 0.89%               3.11%
           October                  2.66%               5.85%
          November                 -1.96%               3.77%
          December                 -0.42%               3.34%
           January                 -1.40%               1.88%
          February                  0.63%               2.52%
            March                  -1.92%               0.55%

    Average Monthly Return          0.06%

                      THE FUND: AVERAGE ANNUAL NET RETURNS

                          PERIODS ENDED MARCH 31, 2008

                                     ONE YEAR               SINCE INCEPTION*
                                     --------               ----------------
                                     0.56%                         6.87%

---------------------------
* The Fund commenced operations on April 1, 2003.

          THIS TABLE MUST BE READ IN CONJUNCTION WITH THE ACCOMPANYING
                           FOOTNOTES APPEARING BELOW.

                                  PRIVATE FUND 1       PRIVATE FUND 1 PRO
                               PRO FORMA NET RETURN    FORMA YEAR TO DATE
                                    (1), (2)          RETURN (1), (2), (3)
             2001
            January                   1.20%                     1.20%
           February                   0.96%                     2.18%
             March                    0.36%                     2.54%
             April                    0.24%                     2.79%
              May                     0.94%                     3.76%
             June                     0.85%                     4.64%
             July                     0.39%                     5.05%
            August                    0.92%                     6.02%
           September                 -0.62%                     5.36%
            October                   0.28%                     5.65%
           November                   0.41%                     6.08%
           December                   0.55%                     6.66%

    Average Monthly Return            0.54%

             2002
            January                   0.69%                     0.69%
           February                  -0.18%                     0.50%
             March                    0.47%                     0.97%
             April                    0.39%                     1.36%
              May                     0.26%                     1.62%
             June                    -0.96%                     0.64%
             July                    -0.84%                    -0.21%
            August                    0.37%                     0.16%
           September                  0.01%                     0.16%
            October                   0.10%                     0.26%
           November                   1.17%                     1.44%
           December                   0.76%                     2.20%

    Average Monthly Return            0.18%

                                  PRIVATE FUND 1       PRIVATE FUND 1 PRO
                               PRO FORMA NET RETURN    FORMA YEAR TO DATE
                                    (1), (2)          RETURN (1), (2), (3)
             2003

            January                   1.02%                     1.02%
           February                   0.34%                     1.37%
             March                    0.33%                     1.70%
             April                    0.88%                     2.59%
              May                     1.39%                     4.01%
             June                     0.44%                     4.47%
             July                    -0.13%                     4.33%
            August                    0.07%                     4.40%
           September                  0.85%                     5.29%
            October                   1.11%                     6.46%
           November                   0.70%                     7.20%
           December                   0.95%                     8.23%

    Average Monthly Return            0.66%

             2004

            January                   1.30%                     1.30%
           February                   0.56%                     1.87%
             March                    0.12%                     1.99%
             April                    0.09%                     2.08%
              May                    -0.53%                     1.54%
             June                     0.20%                     1.74%
             July                    -0.32%                     1.42%
            August                    0.06%                     1.48%
           September                  0.44%                     1.92%
            October                   0.47%                     2.41%
           November                   1.72%                     4.17%
           December                   1.71%                     5.95%

    Average Monthly Return            0.49%

             2005

            January                  -0.57%                    -0.57%
           February                   0.52%                    -0.05%
             March                   -0.41%                    -0.46%
             April                   -1.43%                    -1.88%
              May                    -0.17%                    -2.05%
             June                     0.63%                    -1.43%
             July                     1.82%                     0.36%

            August                    0.91%                     1.27%
           September                  1.11%                     2.40%
            October                  -0.86%                     1.52%
           November                   0.81%                     2.34%
           December                   1.30%                     3.68%

    Average Monthly Return            0.31%

             2006

            January                   1.72%                     1.72%
           February                   0.53%                     2.26%
             March                    1.27%                     3.56%
             April                    1.69%                     5.31%
              May                    -1.34%                     3.89%
             June                     0.02%                     3.91%
             July                    -0.04%                     3.88%
            August                    1.34%                     5.26%
           September                 -4.81%                     0.20%
            October                   1.18%                     1.38%
           November                   1.06%                     2.46%
           December                   0.87%                     3.35%

    Average Monthly Return            0.29%

             2007

            January                   1.43%                     1.43%
           February                   0.87%                     2.32%
             March                    0.74%                     3.07%
             April                    1.32%                     4.43%
              May                     1.80%                     6.31%
             June                     0.21%                     6.53%
             July                    -0.59%                     5.90%
            August                   -1.34%                     4.48%
           September                  1.18%                     5.71%
            October                   1.40%                     7.19%
           November                  -1.08%                     6.04%
           December                   0.08%                     6.12%

    Average Monthly Return            0.50%

             2008
            January                  -1.60%                    -1.60%
           February                   1.39%                    -0.23%
             March                   -1.77%                    -2.00%

                   PRIVATE FUND 1: AVERAGE ANNUAL NET RETURNS

                          PERIODS ENDED MARCH 31, 2008



      ONE YEAR                 FIVE YEARS                  SINCE INCEPTION*
      --------                 ----------                  ---------------
        0.90%                     4.67%                         4.68%

* Private Fund 1 commenced operations on January 1, 2001.

                                  PRIVATE FUND 2          PRIVATE FUND 2 PRO
                               PRO FORMA NET RETURN       FORMA YEAR TO DATE
                                     (1), (2)            RETURN (1), (2), (3)
             1999
             July                     0.91%                     0.91%
            August                   -0.14%                     0.77%
           September                  0.68%                     1.45%
            October                   0.78%                     2.24%
           November                   1.26%                     3.53%
           December                   1.68%                     5.27%

    Average Monthly Return            0.86%


             2000
            January                   1.35%                     1.35%
           February                   2.99%                     4.38%
             March                    1.39%                     5.84%
             April                    1.51%                     7.43%
              May                     1.50%                     9.04%
             June                     1.53%                    10.70%
             July                     1.01%                    11.82%
            August                    1.39%                    13.37%
           September                  0.93%                    14.43%
            October                   0.42%                    14.91%
           November                   0.24%                    15.19%
           December                   0.84%                    16.16%

    Average Monthly Return            1.26%

                                  PRIVATE FUND 2          PRIVATE FUND 2 PRO
                               PRO FORMA NET RETURN       FORMA YEAR TO DATE
                                     (1), (2)            RETURN (1), (2), (3)
             2001
            January                   1.28%                     1.28%
           February                   1.09%                     2.38%
             March                    0.83%                     3.23%
             April                    0.31%                     3.55%
              May                     0.94%                     4.52%
             June                     0.57%                     5.12%
             July                     0.56%                     5.71%
            August                    0.92%                     6.68%
           September                 -0.30%                     6.36%
            October                   0.32%                     6.70%
           November                   0.35%                     7.07%
           December                   0.43%                     7.54%

    Average Monthly Return            0.61%


             2002
            January                   0.81%                     0.81%
           February                  -0.22%                     0.59%
             March                    0.52%                     1.11%
             April                    0.55%                     1.67%
              May                     0.17%                     1.84%
             June                    -1.01%                     0.81%
             July                    -1.69%                    -0.90%
            August                    0.36%                    -0.54%
           September                 -0.05%                    -0.59%
            October                   0.27%                    -0.32%
           November                   1.38%                     1.06%
           December                   0.64%                     1.71%

    Average Monthly Return            0.14%

                                  PRIVATE FUND 2          PRIVATE FUND 2 PRO
                               PRO FORMA NET RETURN       FORMA YEAR TO DATE
                                      (1), (2)           RETURN (1), (2), (3)
             2003
            January                   0.99%                     0.99%
           February                   0.31%                     1.31%
             March                    0.24%                     1.56%
             April                    1.19%                     2.76%
              May                     1.40%                     4.20%
             June                     0.45%                     4.67%
             July                   -0.003%                     4.66%
            August                    0.07%                     4.73%
           September                  0.87%                     5.64%
            October                   1.15%                     6.86%
           November                   0.65%                     7.55%
           December                   0.83%                     8.44%

    Average Monthly Return            0.68%


             2004
            January                   1.11%                     1.11%
           February                   0.55%                     1.66%
             March                    0.34%                     2.01%
             April                    0.12%                     2.13%
              May                    -0.46%                     1.66%
             June                     0.21%                     1.87%
             July                    -0.17%                     1.70%
            August                    0.18%                     1.88%
           September                  0.51%                     2.40%
            October                   0.39%                     2.80%
           November                   1.99%                     4.85%
           December                   1.80%                     6.73%

    Average Monthly Return            0.55%


             2005
            January                  -0.34%                    -0.34%
           February                   0.69%                     0.34%
             March                   -0.43%                    -0.09%
             April                   -1.39%                    -1.47%
              May                    -0.19%                    -1.66%
             June                     0.82%                    -0.85%
             July                     1.84%                     0.97%

            August                    0.69%                     1.67%
           September                  1.05%                     2.74%
            October                  -0.92%                     1.79%
           November                   1.22%                     3.03%
           December                   1.14%                     4.21%

    Average Monthly Return            0.35%

             2006
            January                   1.99%                     1.99%
           February                   0.60%                     2.60%
             March                    1.27%                     3.91%
             April                    1.88%                     5.86%
              May                    -1.23%                     4.56%
             June                     0.32%                     4.90%
             July                    -0.25%                     4.63%
            August                    1.34%                     6.04%
           September                 -3.74%                     2.07%
            October                   1.65%                     3.75%
           November                   1.23%                     5.03%
           December                   1.04%                     6.12%

    Average Monthly Return            0.51%

             2007

            January                   1.84%                     1.84%
           February                   1.00%                     2.86%
             March                    0.93%                     3.82%
             April                    1.24%                     5.11%
              May                     2.44%                     7.68%
             June                    -0.01%                     7.67%
             July                    -0.54%                     7.08%
            August                   -0.71%                     6.32%
           September                  1.59%                     8.02%
            October                   1.81%                     9.97%
           November                  -1.21%                     8.65%
           December                  -0.20%                     8.43%

    Average Monthly Return            0.68%

             2008

            January                  -1.70%                    -1.70%
           February                   1.14%                    -0.58%
             March                   -1.66%                    -2.23%

                   PRIVATE FUND 2: AVERAGE ANNUAL NET RETURNS

                          PERIODS ENDED MARCH 31, 2008



           ONE YEAR                 FIVE YEARS               SINCE INCEPTION*
           --------                 ----------               ---------------
             2.11%                    5.97%                     7.05%

-------------------------------
* Private Fund 2 commenced operations on July 1, 1999.


The above returns for the Private Funds are pro forma in that they reflect the gross performance of the Private Funds less the fees and estimated expenses of the Fund (rather than the fees and expenses of the Private Funds).

                        NOTES TO PERFORMANCE INFORMATION

          The tables above are based on the Private Funds' investment performance and are not the investment performance of the Fund. The information contained in the table for each Private Fund was prepared by Ivy based on the following facts and assumptions:

          1. Private Fund 1 commenced operations on January 1, 2001 and has a December 31 fiscal year. The information for Private Fund 1 is based on gross investment returns derived from its audited financial statements from January 1, 2001 through December 31, 2001, January 1, 2002 through December 31, 2002, January 1, 2003 through December 31, 2003, January 1, 2004 through December 31, 2004, January 1, 2005 through December 31, 2005, January 1, 2006 through December 31, 2006 and unaudited financial statements from the period January 1, 2007 through December 31, 2007. Private Fund 2 commenced operations on July 1, 1999 and has a December 31 fiscal year. The information for Private Fund 2 is based on gross investment returns derived from its audited financial statements from July 1, 1999 through December 31, 2001, January 1, 2002 through December 31, 2002, January 1, 2003 through December 31, 2003, January 1, 2004 through December 31, 2004, January 1, 2005 through December 31, 2005, January 1, 2006 through December 31, 2006, and unaudited financial statements from January 1, 2007 through December 31, 2007. PAST PERFORMANCE IS NOT A GUARANTEE OF FUTURE RESULTS.

          2. The Private Funds Pro Forma Net Returns shown above have been computed based on the gross investment performance of each Private Fund net of all fees, estimated expenses and charges that would have been borne by the Fund or its investors, including: a management fee calculated at the annual rate of 1.50% of the value of outstanding Interests as of the end of each month; an administration fee calculated at the annual rate of 0.25% of the value of outstanding Interests as of the end of each month; an investor servicing fee calculated at the annual rate of 0.50% of the value of outstanding Interests as of the first day of each month; and other expenses estimated at an annual rate of 0.31% of the value of outstanding Interests as of the end of each month.

          The gross investment performance of each Private Fund is net of all fees and expenses and incentive allocations borne directly and indirectly by the Private Fund as an investor in other investment funds. The above returns reflect, in the case of Private Fund 1, the results that would have been achieved, based on the foregoing assumptions, by an investor who invested in Private Fund 1 on January 1, 2001 and, in the case of Private Fund 2, the results that would have been achieved, based on the foregoing assumptions, by an investor who invested in Private Fund 2 on July 1, 1999.

          3. The returns shown above represent the percentage change in an investor's capital account balance in the Private Fund during each year for which returns are shown based on an investor's capital account balance at the inception of the Private Fund or at the beginning of each subsequent calendar year, as applicable, through the end of each year, or partial year, for which returns are shown.

                                                                      APPENDIX C


                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC



                     (A Delaware Limited Liability Company)

                      ------------------------------------

         SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

                          Dated as of November 2, 2004

                      ------------------------------------

                                 One Wall Street
                               New York, NY 10286
                                 (212) 495-1784

                         TABLE OF CONTENTS OF APPENDIX C


ARTICLE I DEFINITIONS..........................................................5
ARTICLE II ORGANIZATION; ADMISSION OF MEMBERS..................................9
  2.1     FORMATION OF LIMITED LIABILITY COMPANY...............................9
  2.2     NAME.................................................................9
  2.3     PRINCIPAL AND REGISTERED OFFICE.....................................10
  2.4     DURATION............................................................10
  2.5     BUSINESS OF THE FUND................................................10
  2.6     BOARD OF MANAGERS...................................................10
  2.7     MEMBERS.............................................................11
  2.8     ORGANIZATIONAL MEMBER...............................................11
  2.9     BOTH MANAGERS AND MEMBERS...........................................11
  2.10    LIMITED LIABILITY...................................................12
ARTICLE III MANAGEMENT........................................................12
  3.1     MANAGEMENT AND CONTROL..............................................12
  3.2     ACTIONS BY THE BOARD OF MANAGERS....................................12
  3.3     OFFICERS............................................................13
  3.4     MEETINGS OF MEMBERS.................................................14
  3.5     CUSTODY OF ASSETS OF THE FUND.......................................15
  3.6     OTHER ACTIVITIES OF MEMBERS AND MANAGERS............................15
  3.7     DUTY OF CARE........................................................15
  3.8     INDEMNIFICATION.....................................................15
  3.9     FEES, EXPENSES AND REIMBURSEMENT....................................17
ARTICLE IV TERMINATION OF STATUS OF THE MANAGERS, TRANSFERS AND
     REPURCHASES..............................................................19
  4.1     TERMINATION OF STATUS OF A MANAGER..................................19
  4.2     REMOVAL OF THE MANAGERS.............................................19
  4.3     TRANSFER OF INTERESTS OF MEMBERS....................................19
  4.4     REPURCHASE OF INTERESTS.............................................20
ARTICLE V CAPITAL.............................................................22
  5.1     CONTRIBUTIONS TO CAPITAL............................................22
  5.2     RIGHTS OF MEMBERS TO CAPITAL........................................22
  5.3     CAPITAL ACCOUNTS....................................................23
  5.4     ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF OFFERING
          COSTS...............................................................23
  5.5     ALLOCATION OF CERTAIN EXPENDITURES..................................23
  5.6     RESERVES............................................................23
  5.7     ALLOCATION OF ORGANIZATION EXPENSES.................................24
  5.8     TAX ALLOCATIONS.....................................................25
  5.9     DISTRIBUTIONS.......................................................26
  5.10    WITHHOLDING.........................................................26
ARTICLE VI DISSOLUTION AND LIQUIDATION........................................27
  6.1     DISSOLUTION.........................................................27
  6.2     LIQUIDATION OF ASSETS...............................................27
ARTICLE VII ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS......................28
  7.1     ACCOUNTING AND REPORTS..............................................28
  7.2     DETERMINATIONS BY THE BOARD OF MANAGERS.............................29
  7.3     VALUATION OF ASSETS.................................................29

ARTICLE VIII MISCELLANEOUS PROVISIONS.........................................29
  8.1     AMENDMENT OF SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY
          AGREEMENT...........................................................29
  8.2     SPECIAL POWER OF ATTORNEY...........................................30
  8.3     NOTICES.............................................................31
  8.4     AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS.......................32
  8.5     APPLICABILITY OF 1940 ACT AND FORM N-2..............................32
  8.6     CHOICE OF LAW.......................................................32
  8.7     NOT FOR BENEFIT OF CREDITORS........................................32
  8.8     CONSENTS............................................................32
  8.9     MERGER AND CONSOLIDATION............................................32
  8.10    PRONOUNS............................................................33
  8.11    CONFIDENTIALITY.....................................................33
  8.12    CERTIFICATION OF NON-FOREIGN STATUS.................................33
  8.13    SEVERABILITY........................................................34
  8.14    FILING OF RETURNS...................................................34
  8.15    TAX MATTERS PARTNER.................................................34
  8.16    SECTION 754 ELECTION................................................35

                      BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
         SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT


          THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund") is dated as of November 2, 2004 by and among Carla Diane Hunter, Newton P.S. Merrill, Arthur Williams III, and Rodney S. Yanker, as the Managers; The Bank of New York, on behalf of BNY Investment Advisors as the Adviser and those persons hereinafter admitted as Members.

          WHEREAS, the Fund has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on September 25, 2002;

          WHEREAS, the Fund was governed by a Limited Liability Company Agreement dated March 14, 2003 (the "Original Agreement"); and

          WHEREAS, the Board of Managers desires to amend the Original Agreement pursuant to Section 8.1(c) of the Original Agreement in order to change the name of the Fund from "Ivy Multi-Strategy Hedge Fund LLC" to "BNY/Ivy Multi-Strategy Hedge Fund LLC";

          WHEREAS, the Board of Managers desires to amend the Amended and Restated Agreement pursuant to Section 8.1(c) of the Amended and Restated Agreement in order to amend Section 4.3(b) therein;

          NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                                   ARTICLE I

                                   DEFINITIONS

          For purposes of this Agreement:

ADVISER BNY Investment Advisors, a division of The Bank of New York, or any person who may hereafter serve as the investment adviser of the Fund pursuant to an Investment Management Agreement.

ADVISERS ACT                  The Investment Advisers Act of 1940 and the rules,
                              regulations and orders thereunder, as amended from time to time, or any successor law.

AFFILIATE                     An affiliated person of a person as such term is
                              defined in the 1940 Act.

AGREEMENT                     This Second Amended and Restated Limited Liability
                              Company Agreement, as amended from time to time.

BOARD OF MANAGERS             The Board of Managers established pursuant to
                              Section 2.6.

CAPITAL ACCOUNT               With respect to each Member, the capital account
                              established and maintained on behalf of the Member pursuant to Section 5.3.

CAPITAL PERCENTAGE            A percentage established for each Member on the
                              Fund's books as of each Expense Allocation Date.
                              The Capital Percentage of a Member on an Expense
                              Allocation Date shall be determined by dividing the amount of capital contributed to the Fund by the Member pursuant to Section 5.1 hereof by the sum of the capital contributed to the Fund by each Member pursuant to Section 5.1 hereof on or prior to such Expense Allocation Date. The sum of the Capital Percentages of all Members on each Expense
                              Allocation Date shall equal 100%.

CERTIFICATE                   The Certificate of Formation of the Fund and any
                              amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

CLOSING DATE                  The first date on or as of which a person other
                              than an Organizational Member is admitted to the Fund as a Member.

CODE The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

DELAWARE ACT                  The Delaware Limited Liability Company Act as in
                              effect on the date hereof and as amended from time to time, or any successor law.

EXPENSE ALLOCATION DATE       The Closing Date, and thereafter each day on or
                              before the expiration of one year following the Closing Date as of which a contribution to the capital of the Fund is made pursuant to Section
                              5.1 hereof.

FISCAL PERIOD                 The period commencing on the Closing Date, and
                              thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

                              (1) the last day of a Fiscal Year;

                              (2) the last day of a Taxable Year;

                              (3) the day preceding the date as of which a
                                  contribution to the capital of the Fund is made pursuant to Section 5.1;

                              (4) any day on which the Fund repurchases any
                                  Interest or portion of an Interest of any Member; or

                              (5) any day (other than one specified in clause
                                  (2) above) as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective Investment Percentages.

FISCAL YEAR                   The period commencing on the Closing Date and
                              ending on March 31, 2004, and thereafter each period commencing on April 1 of each year and ending on March 31 of each year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless and until the Board of Managers shall elect another fiscal year for the Fund.

FORM N-2 The Fund's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

FUND The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

INDEPENDENT MANAGERS          Those Managers who are not "interested persons,"
                              as such term is defined by the 1940 Act, of the Fund.

INITIAL MANAGER               William P. Sauer, the person who directed the
                              formation of the Fund and served as the sole initial Manager.

INTEREST The entire ownership interest in the Fund at any particular time of a Member or other person to whom an Interest of a Member or portion thereof has been transferred pursuant to Section 4.3 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act.

INVESTMENT MANAGEMENT         A separate written agreement entered into by the
AGREEMENT                     Fund pursuant to which the Adviser provides
                              investment advisory services to the Fund.

INVESTMENT PERCENTAGE         A percentage established for each Member on the
                              Fund's books as of the first day of each Fiscal
                              Period. The Investment Percentage of a Member for a Fiscal Period shall be determined by dividing the balance of the Member's Capital Account as of the beginning of such Fiscal Period by the sum of the Capital Accounts of all of the Members as of the beginning of such Fiscal Period. The sum of the Investment Percentages of all Members for each Fiscal Period shall equal 100%.

MANAGER An individual designated as a manager of the Fund pursuant to the provisions of Section 2.6 of the Agreement and who serves on the Board of Managers of the Fund.

MEMBER Any person who shall have been admitted to the Fund as a member (including any Manager in such person's capacity as a member of the Fund but excluding any Manager in such person's capacity as a Manager of the Fund) until the Fund repurchases the entire Interest of such person pursuant to
                              Section 4.4 hereof or a substituted member or members are admitted with respect to any such person's entire Interest as a member pursuant to
                              Section 4.4 hereof; such term includes the Adviser or an Affiliate of the Adviser to the extent the Adviser (or such Affiliate) makes a capital contribution to the Fund and shall have been admitted to the Fund as a member.

NET ASSETS                    The total value of all assets of the Fund, less an
                              amount equal to all accrued debts, liabilities and obligations of the Fund, calculated before giving effect to any repurchases of Interests to be effected as of the date such value is determined.

NET PROFIT OR NET LOSS        The amount by which the Net Assets as of the close
                              of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of the Fund, as of the close of business on the Closing
                              Date), such amount to be adjusted to exclude any items to be allocated among the Capital Accounts of the Members on a basis that is not in accordance with the respective Investment
                              Percentages of all Members as of the commencement of such Fiscal Period pursuant to Sections 5.5 and
                              5.6 hereof.

1940 ACT The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

OFFICER An individual designated as an officer of the Fund pursuant to the provisions of Section 3.3 of the Agreement and who serves as an officer of the Fund.

ORGANIZATION EXPENSES         The expenses incurred by the Fund in connection
                              with its formation, its initial registration as an investment company under the 1940 Act, and the initial offering of Interests.

ORGANIZATIONAL MEMBER         The Bank of New York or any Affiliate of The Bank
                              of New York that contributes initial capital to the Fund prior to the Closing Date.

PORTFOLIO FUNDS               Investment funds in which the Fund's assets are
                              invested.

PORTFOLIO MANAGERS            The organizations that manage and direct the
                              investment activities of Portfolio Funds or are retained to manage and invest designated portions of the Fund's assets.

SECURITIES                    Securities (including, without limitation,
                              equities, debt obligations, options, and other
                              "securities" as that term is defined in Section
                              2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon.

TRANSFER The assignment, transfer, sale, encumbrance, pledge or other disposition of all or any portion of an Interest, including any right to receive any allocations and distributions attributable to an Interest.



                                   ARTICLE II

                       ORGANIZATION; ADMISSION OF MEMBERS

2.1       Formation of Limited Liability Company

          The Fund has been formed as a limited liability company at the direction of the Initial Manager who authorized the filing of the Certificate, which actions are hereby ratified by the execution of this Agreement. The Board of Managers shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents and certificates that, in the opinion of the Fund's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund.

2.2       Name

          The name of the Fund shall be "BNY/Ivy Multi-Strategy Hedge Fund LLC" or such other name as the Board of Managers may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

2.3       Principal and Registered Office

          The Fund shall have its principal office at One Wall Street, New York, New York 10286, or at such other place designated from time to time by the Board of Managers.

          The Fund shall have its registered office in Delaware at 615 South DuPont Highway, Dover, Delaware 19901, and shall have National Corporate Research, Ltd. as its registered agent for service of process in Delaware, unless and until a different registered office or agent is designated by the Board of Managers.

2.4       Duration

          The term of the Fund commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until the Fund is dissolved pursuant to Section 6.1 hereof.

2.5       Business of the Fund

          (a) The business of the Fund is to purchase, sell (including short sales), invest and trade in Securities, on margin or otherwise, and to engage in any financial or derivative transactions relating thereto or otherwise. The Fund may execute, deliver and perform all contracts, agreements, subscription documents and other undertakings and engage in all activities and transactions as may in the opinion of the Board of Managers be necessary or advisable to carry out its objective or business.

          (b) The Fund shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to such fundamental policies and investment restrictions as may be adopted by the Board of Managers and in accordance with the 1940 Act.

2.6       Board of Managers

          (a) Prior to the Closing Date, the Initial Manager may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers, subject to the election of such persons prior to the Closing Date by the Organizational Member. By signing this Agreement or signing an investor application or certification in connection with the purchase of an Interest, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board of Managers may, subject to the provisions of paragraphs (a) and (b) of this Section 2.6 with respect to the number of and vacancies in the position of Manager and subject to the requirements of the 1940 Act with respect to the election of Managers by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of the Fund. The number of Managers shall be fixed from time to time by the Board of Managers.

          (b) Each Manager shall serve on the Board of Managers for the duration of the term of the Fund, unless his or her status as a Manager shall be sooner terminated pursuant to Section 4.1 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board of Managers may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board of Managers.

          (c) In the event that no Manager remains to continue the business of the Fund, the Adviser shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of the Fund and, if the business shall be continued, of electing the required number of Managers to the Board of Managers. If the Members shall determine at such meeting not to continue the business of the Fund or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then the Fund shall be dissolved pursuant to
Section 6.1 hereof and the assets of the Fund shall be liquidated and distributed pursuant to Section 6.2 hereof.

2.7       Members

          The Fund may offer Interests for purchase by investors in such manner and at such times as may be determined by the Board of Managers. All subscriptions for Interests are subject to the receipt by the Fund or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to the Fund as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board of Managers may in its sole discretion reject any subscription for an Interest. The Board of Managers may, in its sole discretion, suspend the offering of the Interests at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of the Fund to reflect the name and the contribution to the capital of the Fund of such additional Member.

2.8       Organizational Member

          The initial contribution of capital to the Fund by the Organizational Member shall be represented by an Interest, which Interest shall have the same rights as other Interests held by Members.

2.9      Both Managers and Members

          A Member may at the same time be a Manager and a Member in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

2.10      Limited Liability

          Except as provided under applicable law, a Member shall not be liable for the Fund's debts, obligations and liabilities in any amount in excess of the capital account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under applicable law, a Manager shall not be liable for the Fund's debts, obligations and liabilities.

                                  ARTICLE III

                                   MANAGEMENT

3.1       Management and Control

          (a) Management and control of the business of the Fund shall be vested in the Board of Managers, which shall have the right, power and authority, on behalf of the Fund and in its name, to exercise all rights, powers and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of the Fund and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind the Fund except within the scope of such Manager's authority as delegated by the Board of Managers. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of the Fund as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person," as such term is defined by the 1940 Act, of such company. During any period in which the Fund shall have no Managers, the Adviser shall have the authority to manage the business and affairs of the Fund.

          (b)  Members shall have no right to participate in and shall take no part in the management or control of the Fund's business and shall have no right, power or authority to act for or bind the Fund. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

          (c) The Board of Managers may delegate to any other person any rights, power and authority vested by this Agreement in the Board of Managers to the extent permissible under applicable law, and may appoint persons to serve as officers of the Fund, with such titles and authority as may be determined by the Board of Managers consistent with applicable law.

3.2       Actions by the Board of Managers

          (a) Unless provided otherwise in this Agreement, the Board of Managers shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in person or, if in person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

          (b) The Board of Managers may designate from time to time a Principal Manager who shall preside at all meetings of the Board of Managers. Meetings of the Board of Managers may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board of Managers shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

3.3       Officers

          (a) The executive Officers of the Fund shall be a President, a Treasurer and a Secretary. If the Board of Managers has designated a Principal Manager pursuant to Section 3.2(b) hereof, then the Principal Manager shall also be an executive Officer. The Board of Managers may elect one or more Vice-Presidents, and each such Vice-President shall be an executive Officer. The President shall be the chief executive officer of the Fund. The Principal Manager, if there be one, shall be elected from among the persons serving as Managers, but no other Officer need be a Manager. The Board of Managers may also elect, or may delegate to the President authority to appoint, remove, or fix the duties, compensation or terms of office of, one or more other Officers as the Board of Managers shall at any time and from time to time deem to be advisable. Any two or more positions of Officer, except those of President and Vice-President, may be held by the same person. A person holding more than one office may not act in more than one capacity to execute, acknowledge or verify on behalf of the Fund an instrument required by law to be executed, acknowledged and verified by more than one Officer.

          (b) The Officers shall be elected annually at a meeting of the Board of Managers. Each Officer shall hold office until his successor is elected or appointed or until his earlier displacement from office by resignation, removal or otherwise; provided, that if the term of office of any Officer shall have been fixed by the Board of Managers, or by the President acting under authority delegated by the Board of Managers, such Officer shall cease to hold such office no later than the date of expiration of such term, regardless of whether any other person shall have been elected or appointed to succeed him. Any Officer may resign at any time by written notice to the Fund. Any Officer may be removed at any time by the Board of Managers or by the President acting under authority delegated by the Board of Managers if in its or his judgment the best interest of the Fund would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer shall not of itself create contract rights between the Fund and such Officer.

          (c) If the office of any Officer becomes vacant for any reason, the vacancy may be filled by the Board of Managers or by the President acting under authority delegated by the Board of Managers. Each Officer elected or appointed to fill a vacancy shall hold office for the balance of the term for which his predecessor was elected or appointed.

          (d) All Officers as between themselves and the Fund shall have such powers, perform such duties and be subject to such restrictions, if any, in the management of the Fund as may be provided in this Agreement or, to the extent not so provided, as may be prescribed by the Board of Managers or by the President acting under authority delegated by the Board of Managers.

3.4       Meetings of Members

          (a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board of Managers or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board of Managers shall determine. The Board of Managers shall arrange to provide written notice of the meeting, stating the date, time and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting, and matters incidental thereto, may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes at such meeting.

          (b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Investment Percentage as of the record date for such meeting. The Board of Managers shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

          (c) A Member may vote at any meeting of Members by a proxy properly executed in writing by the Member and filed with the Fund before or at the time of the meeting. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to the Fund at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

3.5       Custody of Assets of the Fund

          The physical possession of all funds, Securities and other properties of the Fund shall at all times, be held, controlled and administered by one or more custodians retained by the Fund in accordance with the requirements of the 1940 Act and the rules thereunder.

3.6       Other Activities of Members and Managers

          (a) The Managers shall not be required to devote all of their time to the affairs of the Fund, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

          (b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of investment advisory or brokerage services, serving as directors, officers, employees, advisors or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

3.7       Duty of Care

          (a) A Manager shall not be liable to the Fund or to any of its Members for any loss or damage occasioned by any act or omission in the performance of his or her duties, or otherwise in his or her capacity as a Manager, unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of the Manager constituting willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the performance of his or her duties to the Fund.

          (b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for an Interest shall be liable to the Fund, any Member or third parties only as provided under the Delaware Act.

3.8       Indemnification

          (a) To the fullest extent permitted by law, the Fund shall, subject to Section 3.8(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors or other legal representatives), against all losses, claims, damages, liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of the Fund or the past or present performance of services to the Fund by such indemnitee, except to the extent such loss, claim, damage, liability, cost or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

The rights of indemnification provided under this Section 3.8 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.8 to the fullest extent permitted by law.

          (b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by the Fund in advance of the final disposition of any such action, suit, investigation or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to the Fund amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.8(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) the Fund shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

          (c) As to the disposition of any action, suit, investigation or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.8(a) hereof if (i) approved as being in the best interests of the Fund by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation or proceeding involving claims similar to those involved in the action, suit, investigation or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of the Fund and that such indemnitee is not liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board of Managers secures a written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to the Fund or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

          (d) Any indemnification or advancement of expenses made pursuant to this Section 3.8 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to the Fund or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.8 it shall be a defense that, and (ii) in any suit in the name of the Fund to recover any indemnification or advancement of expenses made pursuant to this Section 3.8 the Fund shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.8 has not met the applicable standard of conduct set forth in this Section 3.8. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.8, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this Section 3.8 shall be on the Fund (or any Member acting derivatively or otherwise on behalf of the Fund or its Members).

          (e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.8 or to which such indemnitee may otherwise be entitled except out of the assets of the Fund, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

          (f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.8 shall affect the power of the Fund to purchase and maintain liability insurance on behalf of any Manager or other person.

3.9       Fees, Expenses and Reimbursement

          (a) The Adviser and its Affiliates shall be entitled to receive such fees for services provided to the Fund as may be agreed to by the Adviser (or its Affiliate) and the Fund pursuant to the Investment Management Agreement or other applicable agreement relating to such services.

          (b) The Board of Managers may cause the Fund to compensate each Manager who is not an officer or employee of the Adviser (or of any Affiliate of the Adviser) for his or her services as such, and such Manager shall be reimbursed by the Fund for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

          (c) The Fund shall bear all costs and expenses incurred in its business and operations, other than those specifically required to be borne by the Adviser pursuant to the Investment Management Agreement. Costs and expenses to be borne by the Fund include, but are not limited to, the following:

          (1) all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Portfolio Funds;

          (2) all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with applicable Federal and state laws;

          (3) all costs and expenses associated with the organization and operation of any separate investment funds established by the Fund and managed by Portfolio Managers retained by the Fund;

          (4) the costs and expenses of holding meetings of the Board and any meetings of Members, including reasonable travel and out-of-pocket expenses of the Managers and costs associated with the preparation and dissemination of proxy materials;

          (5) the fees and disbursements of Fund counsel, any legal counsel retained to represent the Independent Managers, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

          (6) the management fee payable to the Adviser pursuant to the Investment Management Agreement;

          (7) the investor servicing fee payable to the distributor of the Fund to reimburse it for payments made to brokers, dealers and certain financial institutions that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers;

          (8) the fees payable to custodians and other persons providing administrative services to the Fund;

          (9) the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;

          (10) all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members; and

          (11) such other types of expenses as may be approved from time to time by the Board of Managers.

          (d) Subject to such limitations as may be imposed by the 1940 Act or other applicable laws, from time to time the Fund may, alone or in conjunction with the Adviser, any Affiliate of the Adviser or other registered or unregistered investment funds or other accounts for which the Adviser or any Affiliate of the Adviser acts as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board of Managers shall determine.

                                   ARTICLE IV

                     TERMINATION OF STATUS OF THE MANAGERS,
                            TRANSFERS AND REPURCHASES

4.1       Termination of Status of a Manager

               The status of a Manager shall terminate if the Manager (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager; (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of the Fund under the Delaware Act.

4.2       Removal of the Managers

               Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

C. Transfer of Interests of Members

          (a) An Interest of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of such Member or (ii) with the written consent of the Board of Managers (which may be withheld in its sole discretion); provided, however, that the Board of Managers may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain Transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board of Managers may consent pursuant to the following sentence. The Board of Managers may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; PROVIDED, HOWEVER, that prior to any such pledge, transfer, or assignment, the Board of Managers shall consult with counsel to the Fund to ensure that such pledge, transfer, or assignment will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board of Managers which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.3 shall be void.

          (b) The Board of Managers may not consent to a Transfer of an Interest or a portion thereof of a Member unless the person or persons to whom the Interest or a portion thereof is Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board of Managers believes meets the requirements of paragraph (d)(1) of Rule 205-3 under the Advisers Act or any successor rule thereto; and either:

(i) the entire Interest of the Member is Transferred to a single transferee or;
(ii) after the Transfer of a portion of an Interest, the balance of the Capital Account of each transferee and the transferor is not less than $75,000, or such lesser amount as may be established by the Board of Managers. Any transferee that acquires an Interest or portion thereof by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Interest or portion thereof so acquired and to Transfer such Interest or portion thereof in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers an Interest or a portion thereof with the approval of the Board of Managers, the Board of Managers shall promptly take all necessary actions so that each transferee to whom such Interest or portion thereof is transferred is admitted to the Fund as a Member. Each Member effecting a Transfer and each transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer.

          (c) Each Member shall indemnify and hold harmless the Fund, the Managers, the Adviser, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.3 and (ii) any misrepresentation by such Member in connection with any such Transfer.

4.4       Repurchase of Interests

          (a) Except as otherwise provided in this Agreement, no Member or other person holding an Interest or portion thereof shall have the right to withdraw or tender to the Fund for repurchase that Interest or portion thereof. The Board of Managers from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause the Fund to repurchase Interests or portions thereof pursuant to written tenders. However, the Fund shall not offer to repurchase Interests on more than two occasions during any one Fiscal Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Fund or the Members. In determining whether to cause the Fund to repurchase Interests or portions thereof pursuant to written tenders, the Board of Managers shall consider, among other things, the recommendation of the Adviser.

          The Board of Managers shall cause the Fund to repurchase Interests or portions thereof pursuant to written tenders only on terms determined by the Board of Managers to be fair to the Fund and to all Members (including persons holding Interests acquired from Members), as applicable.

          (b) A Member who tenders for repurchase only a portion of the Member's Interest will be required to maintain a capital account balance equal to $75,000, or such lesser amount as may be established by the Board of Managers. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from the Member so that the required minimum balance is maintained.

          (c) The Adviser and any Affiliate of the Adviser may tender any Interest or a portion thereof that it holds as a Member under Section 4.4(a) hereof.

          (d) The Board of Managers may cause the Fund to repurchase an Interest or portion thereof of a Member or any person acquiring an Interest or portion thereof from or through a Member in the event that the Board of Managers determines or has reason to believe that:

          (1) such an Interest or portion thereof has been transferred in violation of Section 4.3 hereof, or such an Interest or portion thereof has vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution or adjudication of incompetency of a Member;

          (2) ownership of such an Interest by a Member or other person will cause the Fund to be in violation of, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws, of the United States or any other relevant jurisdiction;

          (3) such Member's continued participation in the Fund may cause the Fund to be classified as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder; or

          (4) any of the representations and warranties made by a Member in connection with the acquisition of an Interest or portion thereof was not true when made or has ceased to be true.

          (e) Repurchases of Interests or portions thereof by the Fund shall be payable promptly after the date of each such repurchase or, in the case of an offer by the Fund to repurchase Interests, promptly after the expiration date of such repurchase offer in accordance with the terms of such offer. Payment of the purchase price for an Interest (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Managers, of the estimated unaudited net asset value of the Interest (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Managers or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Interest (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. Notwithstanding anything in the foregoing to the contrary, the Board of Managers, in its discretion, may pay any portion of the repurchase price in Securities (or any combination of Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased.

Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase or, if the Fund has requested withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Interests, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

          (f) Subject to the approval of the Board of Managers and compliance with the 1940 Act, the Fund may impose a fee or charge in connection with repurchases of Interests, including a fee or charge applicable to repurchases of Interests (or portions thereof) effected prior to the expiration of a specified period subsequent to a Member's admission to the Fund.

          (g) A Member may at any time submit to the Fund a written request that the Fund repurchase the entire Interest of such Member, as contemplated by
Section 6.1(3) hereof. Any such request shall be sent to the Fund by registered or certified mail, return receipt requested, and shall be deemed valid upon receipt by the Member of a letter from the Fund acknowledging its receipt of the request. The Fund shall send such letter to the Member promptly upon its receipt of the Member's request.


                                   ARTICLE V

                                     CAPITAL

5.1       Contributions to Capital

          (a) The minimum initial contribution of each Member to the capital of the Fund shall be such amount as the Board of Managers, in its discretion, may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of the Fund upon acceptance as a contribution to the capital of the Fund. The Managers shall not be entitled to make contributions of capital to the Fund as Managers of the Fund, but may make contributions to the capital of the Fund as Members. The Adviser may make contributions to the capital of the Fund as a Member.

          (b) Members may make additional contributions to the capital of the Fund effective as of such times as the Board of Managers, in its discretion, may permit, subject to Section 2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of the Fund except to the extent provided in Section 5.6 hereof. The minimum additional capital contribution of a Member to the capital of the Fund shall be such amount as the Board of Managers, in its sole discretion, may determine from time to time.

          (c) Initial and any additional contributions to the capital of the Fund by any Member shall be payable in cash or readily available funds on or before the date of the proposed contribution.

5.2       Rights of Members to Capital

               No Member shall be entitled to interest on any contribution to the capital of the Fund, nor shall any Member be entitled to the return of any capital of the Fund except (i) upon the repurchase by the Fund of a part or all of such Member's Interest pursuant to Section 4.4 hereof, (ii) pursuant to the provisions of Section 5.6(c) hereof or (iii) upon the liquidation of the Fund's assets pursuant to Section 6.2 hereof.

No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of the Fund's property or to compel any sale or appraisal of the Fund's assets.

5.3       Capital Accounts

          (a) The Fund shall maintain a separate Capital Account for each Member.

          (b) Each Member's Capital Account shall have an initial balance equal to the amount of such Member's initial contribution to the capital of the Fund.

          (c)  Each Member's Capital Account shall be increased by the sum of
(i) the amount of additional contributions by such Member to the capital of the Fund permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 through 5.6 hereof.

          (d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Interest, or portion thereof, of such Member or distributions to such Member pursuant to Sections 4.4, 5.9 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under
Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 through 5.7 hereof.

5.4       Allocation of Net Profit and Net Loss; Allocation of Offering Costs

               As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Investment Percentages for such Fiscal Period.

5.5       Allocation of Certain Expenditures

               Except as otherwise provided for in this Agreement and unless prohibited by the 1940 Act, any expenditures payable by the Fund, to the extent determined by the Board of Managers to have been paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, shall be charged to only those Members on whose behalf such payments are made or whose particular circumstances gave rise to such payments. Such charges shall be debited from the Capital Accounts of such Members as of the close of the Fiscal Period during which any such items were paid or accrued by the Fund.

5.6       Reserves

          (a) Appropriate reserves may be created, accrued and charged against Net Assets and proportionately against the Capital Accounts of the Members for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Adviser or the Board of Managers, such reserves to be in the amounts that the Board of Managers, in its sole discretion, deems necessary or appropriate.

The Board of Managers may increase or reduce any such reserves from time to time by such amounts as the Board of Managers, in its sole discretion, deems necessary or appropriate. The amount of any such reserve, or any increase or decrease therein, may be proportionately charged or credited, as applicable, to the Capital Accounts of those parties who are Members at the time when such reserve is created, increased or decreased, as the case may be; provided, however, that if any such individual reserve item, adjusted by any increase therein, exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all such Members, the amount of such reserve, increase, or decrease shall instead be charged or credited to those persons who were Members at the time, as determined by the Board of Managers, in its sole discretion, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their Capital Accounts at that time.

          (b) To the extent permitted under applicable law, if at any time an amount is paid or received by the Fund (other than contributions to the capital of the Fund, distributions or repurchases of Interests or portions thereof) and such amount exceeds the lesser of $500,000 or 1% of the aggregate value of the Capital Accounts of all Members at the time of payment or receipt, and such amount was not accrued or reserved for but would nevertheless, in accordance with the Fund's accounting practices, be treated as applicable to one or more prior Fiscal Periods, then such amount shall be proportionately charged or credited, as appropriate, to those persons who were Members during such prior Fiscal Period or Periods.

          (c) To the extent permitted under applicable law, if any amount is required by paragraph (a) or (b) of this Section 5.6 to be charged or credited to a person who is no longer a Member, such amount shall be paid by or to such person, as the case may be, in cash, with interest from the date on which the Board of Managers determines that such charge or credit is required. In the case of a charge, the former Member shall be obligated to pay the amount of the charge, plus interest as provided above, to the Fund on demand; provided, however, that (i) in no event shall a former Member be obligated to make a payment exceeding the amount of such Member's Capital Account at the time to which the charge relates; and (ii) no such demand shall be made after the expiration of three years since the date on which such person ceased to be a Member. To the extent that a former Member fails to pay to the Fund, in full, any amount required to be charged to such former Member pursuant to paragraph
(a) or (b), whether due to the expiration of the applicable limitation period or for any other reason whatsoever, the deficiency shall be charged proportionately to the Capital Accounts of the Members at the time of the act or omission giving rise to the charge to the extent feasible, and otherwise proportionately to the Capital Accounts of the current Members.

5.7       Allocation of Organization Expenses

          (a) As of the first Expense Allocation Date, Organization Expenses shall be allocated among and debited against the Capital Accounts of the Members in accordance with their respective Capital Percentages on such Expense Allocation Date.

          (b) As of each Expense Allocation Date following the first Expense Allocation Date, all amounts previously debited against the Capital Account of a Member pursuant to this Section 5.7 on the preceding Expense Allocation Date will be credited to the Capital Account of such Member, and Organization Expenses shall then be reallocated among and debited against the Capital Accounts of all Members in accordance with their respective Capital Percentages.

5.8       Tax Allocations

               For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.8 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and
1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Section and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation ss. 1.704-1(b)(2)(ii)(d).

               If the Fund realizes capital gains (including short-term capital gains) for Federal income tax purposes ("gains") for any fiscal year during or as of the end of which the Interests of one or more Positive Basis Members (as hereinafter defined) are repurchased by the Fund pursuant to Article IV, the Board of Managers, unless otherwise determined by the Board of Managers, in its sole discretion, shall allocate such gains as follows: (i) to allocate such gains among such Positive Basis Members, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Member, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Member shall have been eliminated and (ii) to allocate any gains not so allocated to Positive Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Section 5.4.

               If the Fund realizes capital losses (including long-term capital losses) for Federal income tax purposes ("losses") for any fiscal year during or as of the end of which the Interests of one or more Negative Basis Members (as hereinafter defined) are repurchased by the Fund pursuant to Article IV, the Board of Managers, unless otherwise determined by the Board of Managers, in its sole discretion, shall allocate such losses as follows: (i) to allocate such losses among such Negative Basis Members, pro rata in proportion to the respective Negative Basis (as hereinafter defined) of each such Negative Basis Member, until either the full amount of such losses shall have been so allocated or the Negative Basis of each such Negative Basis Member shall have been eliminated and (ii) to allocate any losses not so allocated to Negative Basis Members to the other Members in such manner as shall equitably reflect the amounts allocated to such Members' Capital Accounts pursuant to Section 5.4.

               As used herein, (i) the term "Positive Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time exceeds its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under Section 752 of the
Code), and (ii) the term "Positive Basis Member" shall mean any Member whose Interest is repurchased by the Fund and who has Positive Basis as of the effective date of the repurchase, but such Member shall cease to be a Positive Basis Member at such time as it shall have received allocations pursuant to clause (i) of the second paragraph of this Section 5.8 equal to its Positive Basis as of the effective date of such repurchase.

               As used herein, (i) the term "Negative Basis" shall mean, with respect to any Member and as of any time of calculation, the amount by which its Interest as of such time is less than its "adjusted tax basis," for Federal income tax purposes, in its Interest as of such time (determined without regard to any adjustments made to such "adjusted tax basis" by reason of any transfer or assignment of such Interest, including by reason of death, and without regard to such Member's share of the liabilities of the Fund under Section 752 of the
Code), and (ii) the term "Negative Basis Member" shall mean any Member whose Interest is repurchased by the Fund and who has Negative Basis as of the effective date of such repurchase, but such Member shall cease to be a Negative Basis Member at such time as it shall have received allocations pursuant to clause (i) of the third paragraph of this Section 5.8 equal to its Negative Basis as of the effective date of such repurchase.

5.9       Distributions

               The Board of Managers, in its sole discretion, may authorize the Fund to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Investment Percentages.

5.10      Withholding

          (a) The Board of Managers may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

          (b) For purposes of this Agreement, any taxes so withheld by the Fund with respect to any amount distributed by the Fund to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Interest shall pay to the Fund as a contribution to the capital of the Fund, upon demand of the Board of Managers, the amount of such excess.

          (c) The Board of Managers shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board of Managers with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify the Fund and each of the other Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                                   ARTICLE VI

                           DISSOLUTION AND LIQUIDATION

6.1       Dissolution

               The Fund shall be dissolved:

                    (1) upon the affirmative vote to dissolve the Fund by: (i) the Board of Managers or (ii) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members;

                    (2) upon the failure of Members to elect a successor Manager at a meeting called by the Adviser in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of the Fund;

                    (3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in Section 4.4(g) hereof, a written notice to the Fund requesting the repurchase of its entire Interest by the Fund, if such Interest has not been repurchased by the Fund; or

                    (4) as required by operation of law.

               Dissolution of the Fund shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60 day period during which the Board of Managers and Members may elect to continue the business of the Fund as provided above, but the Fund shall not terminate until the assets of the Fund have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

6.2       Liquidation of Assets

          (a) Upon the dissolution of the Fund as provided in Section 6.1 hereof, the Board of Managers shall promptly appoint the Board of Managers or the Adviser as the liquidator and the Board of Managers or the Adviser shall liquidate the business and administrative affairs of the Fund, except that if the Board of Managers does not appoint the Board of Managers or the Adviser as the liquidator or the Board of Managers or the Adviser is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of the Fund. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board of Managers or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

               (1) the debts of the Fund, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of the Fund's assets to the Members has been completed, shall first be paid on a pro rata basis;

               (2) such debts, liabilities or obligations as are owing to the Members shall next be paid in their order of seniority and on a pro rata basis; and

               (3) the Members shall next be paid on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

          (b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of the Fund, the Board of Managers or other liquidator may distribute ratably in kind any assets of the Fund; provided, however, that if any in-kind distribution is to be made (i) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.


                                  ARTICLE VII

                  ACCOUNTING, VALUATIONS AND BOOKS AND RECORDS

7.1       Accounting and Reports

          (a) The Fund shall adopt for tax accounting purposes any accounting method that the Board of Managers shall decide in its sole discretion is in the best interests of the Fund. The Fund's accounts shall be maintained in U.S. currency.

          (b) After the end of each taxable year, the Fund shall furnish to each Member such information regarding the operation of the Fund and such Member's Interest as is necessary for Members to complete Federal, state and local income tax or information returns and any other tax information required by Federal, state or local law.

          (c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, the Fund shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. The Fund shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of an independent registered public accounting firm based upon an audit performed in accordance with generally accepted auditing standards. The Fund may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

7.2       Determinations by the Board of Managers

          (a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board of Managers unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

          (b) The Board of Managers may make such adjustments to the computation of Net Profit or Net Loss or any components comprising the foregoing as it considers appropriate to reflect fairly and accurately the financial results of the Fund and the intended allocation thereof among the Members.

7.3       Valuation of Assets

          (a) Except as may be required by the 1940 Act, the Board of Managers shall value or have valued any Securities or other assets and liabilities of the Fund as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board of Managers and which conform to the requirements of the 1940 Act. In determining the value of the assets of the Fund, no value shall be placed on the goodwill or name of the Fund, or the office records, files, statistical data or any similar intangible assets of the Fund not normally reflected in the Fund's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

          (b) The Fund will value interests in Portfolio Funds at their "fair value," as determined in good faith by the Board of Managers.

          (c) The value of Securities and other assets of the Fund and the net worth of the Fund as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.


                                  ARTICLE VIII

                            MISCELLANEOUS PROVISIONS

8.1       Amendment of Second Amended and Restated Limited Liability Company
          Agreement

          (a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board of Managers (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and (ii) if required by the 1940 Act, the approval of Members by such vote as is required by the 1940 Act.

          (b)  Any amendment that would:

               (1) increase the obligation of a Member to make any contribution to the capital of the Fund;

               (2) reduce the Capital Account of a Member other than in accordance with Article V; or

               (3) modify the events causing the dissolution of the Fund;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board of Managers) to have its entire Interest repurchased by the Fund.

          (c) The power of the Board of Managers to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

               (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

               (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(a) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

               (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that the Fund will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in Section 7704(b) of the Code.

          (d) The Board of Managers shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

8.2       Special Power of Attorney

          (a) Each Member hereby irrevocably makes, constitutes and appoints each Manager, acting severally, and any liquidator of the Fund's assets appointed pursuant to Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file and/or publish:

                  (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

                  (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of the Fund; and

                  (3) all such other instruments, documents and certificates that, in the opinion of legal counsel to the Fund, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which the Fund shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement and continue the valid existence and business of the Fund as a limited liability company under the Delaware Act.

          (b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to the Fund without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to the Fund is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of the Fund.

          (c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Managers and as such:

               (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether the Fund or Board of Managers shall have had notice thereof; and

               (2) shall survive the delivery of a Transfer by a Member of the whole or any portion of such Member's Interest, except that where the transferee thereof has been approved by the Board of Managers for admission to the Fund as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board of Managers to execute, acknowledge and file any instrument necessary to effect such substitution.

8.3       Notices

               Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to the Fund, the Board of Managers or the Adviser, by hand delivery, registered or certified mail return receipt requested, commercial courier service, telex or telecopier, and shall be addressed to the respective parties at their addresses as set forth in the books and records of the Fund. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex or telecopier.

A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

8.4       Agreement Binding Upon Successors and Assigns

               This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

8.5       Applicability of 1940 Act and Form N-2

               The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of the Fund's business and of the rights, privileges and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

8.6       Choice of Law

               Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

8.7       Not for Benefit of Creditors

               The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers and the Fund. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

8.8       Consents

               Any and all consents, agreements or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of the Fund.

8.9       Merger and Consolidation

          (a) The Fund may merge or consolidate with or into one or more limited liability companies formed under the Delaware Act or other business entities pursuant to an agreement of merger or consolidation that has been approved in the manner contemplated by Section 18-209(b) of the Delaware Act.

          (b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by
Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for the Fund if it is the surviving or resulting limited liability Fund in the merger or consolidation, or (iii) provide that the limited liability Fund agreement of any other constituent limited liability Fund to the merger or consolidation (including a limited liability Fund formed for the purpose of consummating the merger or consolidation) shall be the limited liability Fund agreement of the surviving or resulting limited liability Fund.

8.10      Pronouns

               All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons, firm or corporation may require in the context thereof.

8.11      Confidentiality

          (a) A Member may obtain from the Fund such information regarding the affairs of the Fund as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board of Managers.

          (b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish or make accessible to any other person the name and/or address (whether business, residence or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board of Managers, which consent may be withheld in its sole discretion.

          (c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents, irreparable injury may result to the non-breaching Members and the Fund. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and the Fund may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or the Fund determines that any of the other Members or any of its principals, partners, members, directors, officers, employees or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

8.12      Certification of Non-Foreign Status

               Each Member or transferee of an Interest from a Member shall certify, upon admission to the Fund and at such other times thereafter as the Board of Managers may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by the Fund, and shall notify the Fund within 60 days of any change in such Member's status.

8.13      Severability

               If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

8.14      Filing of Returns

               The Board of Managers or its designated agent shall prepare and file, or cause the accountants of the Fund to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of the Fund.

8.15      Tax Matters Partner

          (a) A Manager who is a Member shall be designated on the Fund's annual Federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of the Fund for purposes of Section 6231(a)(7) of the Code. In the event that no Manager is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for the Fund pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board of Managers all of its rights, powers and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge and file any and all reports, responses and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for the Fund under Section 6231(a)(7) of the Code shall be indemnified and held harmless by the Fund from any and all liabilities and obligations that arise from or by reason of such designation.

          (b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in the Fund holding such interests through such Pass-Thru Member. In the event the Fund shall be the subject of an income tax audit by any Federal, state or local authority, to the extent the Fund is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, the Fund and each Member thereof.

All expenses incurred in connection with any such audit, investigation, settlement or review shall be borne by the Fund.

8.16      Section 754 Election

               In the event of a distribution of Fund property to a Member or an assignment or other transfer (including by reason of death) of all or part of the interest of a Member in the Fund, at the request of a Member, the Board of Managers, in its discretion, may cause the Fund to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of the Fund property as provided by Sections 734 and 743 of the Code.

               EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN SECTION 8.11.

               IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


MANAGERS:




/s/ Carla Diane Hunter
---------------------------------------
Carla Diane Hunter


/s/ Newton P.S. Merrill
----------------------------------------
Newton P.S. Merrill


/s/ Arthur Williams III
---------------------------------------
Arthur Williams III


/s/ Rodney S. Yanker
--------------------------------------
Rodney S. Yanker




MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board of Managers to the Fund as a Member.


THE BANK OF NEW YORK, on behalf of
BNY INVESTMENT ADVISORS


By:   /s/ STEVEN PISARKIEWICZ
      --------------------------------------
      Name:    Steven Pisarkiewicz
      Title:   President

                      BNY/Ivy Multi-Strategy Hedge Fund LLC

              STATEMENT OF ADDITIONAL INFORMATION, DATED [ ], 2008

                                 One Wall Street
                               New York, NY 10286
                                 (212) 495-1784

          This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Fund"), dated [_______], 2008. A copy of the prospectus may be obtained by contacting the Fund at the telephone numbers or address set forth above.

          This SAI is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

          Notwithstanding anything to the contrary herein, each investor (and each employee, representative or other agent of such investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure.

                                TABLE OF CONTENTS

INVESTMENT POLICIES AND PRACTICES.............................................1
REPURCHASES, MANDATORY REDEMPTIONS  AND TRANSFERS OF INTERESTS...............12
BOARD OF MANAGERS............................................................14
INVESTMENT ADVISORY SERVICES.................................................19
PORTFOLIO MANAGER............................................................22
PROXY VOTING.................................................................25
CONFLICTS OF INTEREST........................................................25
TAX ASPECTS..................................................................28
ERISA CONSIDERATIONS.........................................................43
BROKERAGE....................................................................44
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................................45
LEGAL COUNSEL................................................................45
CUSTODIAN....................................................................45
SUMMARY OF LLC AGREEMENT.....................................................46
FUND ADVERTISING AND SALES MATERIAL..........................................48
FINANCIAL STATEMENTS.........................................................48

                        INVESTMENT POLICIES AND PRACTICES

                  The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional information regarding the Fund's investment program is set forth below.

FUNDAMENTAL POLICIES

                  The Fund's fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund ("Interests"), are listed below. Within the limits of these fundamental policies, the Fund's management has reserved freedom of action. As defined by the Investment Company Act of 1940, as amended (the "Investment Company Act"), the vote of a "majority of the outstanding voting securities of the Fund" means the vote, at an annual or special meeting of security holders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of the Fund, whichever is less. The Fund may not:

          []   Issue senior securities, except to the extent permitted by
               Section 18 of the Investment Company Act or as otherwise permitted by the Securities and Exchange Commission (the "SEC").

          [] Borrow money, except to the extent permitted by Section 18 of the Investment Company Act or as otherwise permitted by the SEC.

          [] Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in connection with the disposition of its portfolio securities.

          [] Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

          [] Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or that are issued by companies that invest or deal in real estate or real estate investment trusts.

          [] Invest in commodities or commodity contracts, except that the Fund may purchase and sell foreign currency and options, futures and forward contracts and foreign currency, commodities futures contracts and related options, including those related to indexes, options and options on indexes.

          [] Invest 25% or more of the value of its total assets in the securities (other than U.S. Government securities) of issuers engaged in any single industry or group of related industries; provided, however, that the Fund will invest 25% or more of the value of its total assets in private investment partnerships and other investment vehicles ("Portfolio Funds") except during temporary periods of adverse market conditions affecting Portfolio Funds in which the Fund may invest, but the Fund will not invest 25% or more of the value of its total assets in one or more Portfolio Funds that have investment programs that focus on investing in the same industry or the same group of related industries.

               With respect to these investment restrictions and other policies described in this SAI or the prospectus (except the Fund's policies on borrowings and senior securities set forth above), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.

               The Fund's investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company
Act) of the Fund's outstanding voting securities.

               BNY Investment Advisors (the "Adviser") is a division of The Bank of New York Mellon ("BNYM"), which is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), a financial holding company. BNY Mellon and its affiliates and their affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). BNY Falcon Three Holding Corp., a subsidiary of BNY Mellon, may own 5% or more of the Fund's voting securities. In such event, BNY Mellon will be deemed to control the Fund for purposes of the BHCA, and the Fund will be subject to certain provisions of the BHCA until ownership of the Fund's voting securities by other investors reduces BNY Mellon's ownership percentage. The BHCA and other applicable banking laws, rules, regulations and guidelines, and the interpretation and administration thereof by the staff of the regulatory agencies which administer them, may restrict the transactions and relationships between the Adviser; Ivy Asset Management Corp. ("Ivy"), an affiliate of the Adviser; BNY Mellon and their affiliates, on the one hand, and the Fund, on the other hand, and may restrict the investments and transactions by the Fund. For example, the BHCA and the rules and regulations of the Federal Reserve currently impose certain restrictions on the ability of bank holding companies to own equity securities of certain issuers.

               Under the BHCA, a bank holding company, if it meets certain criteria, may elect to become a financial holding company (an "FHC"). BNY Mellon has elected to become an FHC. An FHC may engage in, and may acquire companies engaged in, a wide range of activities that are "financial in nature" (or in some circumstances, "incidental" or "complementary" to financial activities), including certain banking, securities, merchant banking and insurance activities.

               BNY Mellon has elected to treat the Fund as part of its merchant banking activities, although BNY Mellon may change this election in the future (without obtaining the consent of the Fund or of investors in the Fund). Consequently, the Fund (and each arrangement in which the Fund retains an alternative asset manager (a "Portfolio Manager") to manage a separate account or separate investment vehicle for the Fund (each, a "Portfolio Account")) is subject to the provisions of the BHCA governing merchant banking activities by affiliates of FHCs.

The Federal Reserve and the U.S. Department of Treasury have issued regulations governing the merchant banking activities of an FHC (the "Merchant Banking Regulations"), which govern the Fund's investments. Under the Merchant Banking Regulations, among other things, the duration of an investment by an FHC in a particular portfolio company is limited to a maximum of 10 years without approval of the Federal Reserve (the "10-Year Holding Limitation"), and upon its approval, in extraordinary circumstances, for an additional period of time. Also, under the Merchant Banking Regulations, the participation of the Adviser, Ivy or the Fund in the management and operation of a Portfolio Fund is limited and restricted in certain ways. The Merchant Banking Regulations permit the Fund (through representatives on any governing body of a Portfolio Fund) to exercise customary oversight over the operations and management of a Portfolio Fund. However, the Merchant Banking Regulations restrict the Fund's representatives from becoming officers, employees or agents of a Portfolio Fund, from exercising control (by contract or otherwise) of the routine business decisions of a Portfolio Fund, and from otherwise becoming involved in the day-to-day operations of a Portfolio Fund. Nonetheless, the Merchant Banking Regulations would permit the Fund's representatives to become involved in the routine management and operation of a Portfolio Fund when necessary or required to obtain a reasonable return upon resale or other disposition and only for a limited duration.

               In the future, BNY Mellon may decide not to treat the Fund as part of its merchant banking activities. In that event and until BNY Mellon's ownership percentage in the Fund is reduced below the amount that would be regarded by the Federal Reserve as constituting control of the Fund for BHCA purposes, each of the Fund's investments would have to be a passive investment for purposes of the BHCA. To be a passive investment, the investment in a Portfolio Fund or in an issuer in which a Portfolio Account invests by BNY Mellon and its affiliates, including the Fund (and all other funds "controlled" by BNY Mellon and its affiliates), must be limited, in the aggregate, to less than 5% of the outstanding shares of any class of voting securities, and less than 25% of the total equity (including subordinated debt), of the Portfolio Fund or such issuer. The Fund (including any Portfolio Account) would also be prohibited from exercising a "controlling influence over the management or policies" of any Portfolio Fund or certain issuers in which a Portfolio Account invests. Alternatively, BNY Mellon may determine to restructure the Fund so that bank regulatory restrictions on the Fund's investment program are not applicable. To accomplish this result, the investments of BNY Mellon and its affiliates in the Fund could be reduced below the amount that would be regarded by the Federal Reserve as constituting control of the Fund for BHCA purposes.

               If in the future BNY Mellon ceases to qualify as an FHC under the BHCA and the regulations of the Federal Reserve, additional restrictions may be imposed on the Fund's activities under applicable banking laws. There can be no assurance that the bank regulatory requirements applicable to the Fund, or any change in such requirements, would not have an adverse effect on the Fund's investment program or performance.

               The regulations summarized above may be changed by the Federal Reserve in the future, in which event the requirements applicable to the Adviser, Ivy, the Fund and the Fund's investments also may change.

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

               As discussed in the prospectus, the Fund will invest primarily in Portfolio Funds that are managed by Portfolio Managers that pursue relative value, event driven, equity investing, credit investing or tactical trading investment strategies. The Fund may also utilize Portfolio Accounts in accordance with the Portfolio Manager's investment program. Additional information regarding the types of securities and financial instruments in which Portfolio Managers may invest the assets of Portfolio Funds and Portfolio Accounts, and certain of the investment techniques that may be used by Portfolio Managers, is set forth below.

EQUITY SECURITIES

               The investment portfolios of the Portfolio Funds and Portfolio Accounts will include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

               Portfolio Managers may generally invest the assets of Portfolio Funds and Portfolio Accounts in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and earnings prospects. These securities are also susceptible to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES

               Portfolio Funds and Portfolio Accounts may invest in fixed-income securities. A Portfolio Manager will invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive, and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and non-U.S. corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

               Portfolio Funds and Portfolio Accounts may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by a Portfolio Manager to be of comparable quality.

               A Portfolio Fund's or Portfolio Account's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher grade securities.

NON-U.S. SECURITIES

               Portfolio Funds and Portfolio Accounts may invest in equity and fixed-income securities of foreign issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of foreign issuers. Non-U.S. securities in which Portfolio Funds and Portfolio Accounts may invest may be listed on foreign securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements. Investments in non-U.S. securities are affected by risk factors generally considered not to be present in the U.S. These factors are listed in the prospectus under "Risk Factors-- Non-U.S. Investments."

               As a general matter, Portfolio Funds and Portfolio Accounts are not required to hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, a Portfolio Fund or Portfolio Account may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Portfolio Fund's or Portfolio Account's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Portfolio Fund or Portfolio Account for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Portfolio Fund or Portfolio Account anticipates purchasing or selling a non-U.S. security. This technique would allow the Portfolio Fund or Portfolio Account to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Portfolio Fund's or Portfolio Account's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Portfolio Fund's or Portfolio Account's non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue the Fund's or a Portfolio Fund's investment objective, such as when a Portfolio Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Fund's or Portfolio Fund's investment portfolio.

               ADRs involve substantially the same risks as investing directly in securities of foreign issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that evidence ownership of underlying securities issued by a non-U.S. corporation.

Issuers of unsponsored depository receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS

               The Fund, Portfolio Funds and Portfolio Accounts may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, shares of money market mutual funds or repurchase agreements with banks or broker-dealers, or may hold cash or cash equivalents in such amounts as Ivy, the Fund's investment manager, or Portfolio Managers deem appropriate under the circumstances. The Fund and Portfolio Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS

               Repurchase agreements are agreements under which the Fund, a Portfolio Fund or Portfolio Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Fund, Portfolio Fund or Portfolio Account would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund, Portfolio Fund or Portfolio Account might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and they therefore may involve greater risks. The Fund has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS

               Reverse repurchase agreements involve the sale of a security to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to a Portfolio Fund or Portfolio Account. Reverse repurchase agreements are a form of leverage which also may increase the volatility of a Portfolio Fund's or Portfolio Account's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES

               Portfolio Funds and Portfolio Accounts may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. Some of these techniques involve the use of derivative transactions. The techniques Portfolio Funds and Portfolio Accounts may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Portfolio Funds or Portfolio Accounts may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Portfolio Fund or Portfolio Account may suffer losses as a result of its hedging activities.

               DERIVATIVES. Portfolio Funds and Portfolio Accounts may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit Portfolio Funds and Portfolio Accounts to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities.

               Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could result in a significant loss that would have a large adverse impact on a Portfolio Fund's or Portfolio Account's performance.

               If a Portfolio Fund or Portfolio Account invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Portfolio Fund's or Portfolio Account's return or result in a loss. A Portfolio Fund or Portfolio Account also could experience losses if its derivatives were poorly correlated with its other investments, or if the Portfolio Fund or Portfolio Account were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

               OPTIONS AND FUTURES. The Portfolio Managers may utilize options and futures contracts. They also may use so-called "synthetic" options (notional principal contracts with characteristics of an over-the-counter ("OTC") option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Transactions in these instruments may be effected on securities exchanges, in the OTC market, or negotiated directly with counterparties. When transactions are effected over-the-counter or negotiated directly with counterparties, a Portfolio Fund or Portfolio Account bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. These instruments also may be illiquid and, in such cases, a Portfolio Manager may have difficulty closing out its position. OTC options and synthetic options purchased and sold by Portfolio Funds and Portfolio Accounts may include options on an index of securities or on baskets of specific securities.

               Portfolio Managers may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which a Portfolio Fund or Portfolio Account owns the underlying security. The sale of such an option exposes a Portfolio Fund or Portfolio Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Portfolio Fund's or Portfolio Account's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Portfolio Funds and Portfolio Accounts need not be covered.

               A Portfolio Fund or Portfolio Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Portfolio Fund or Portfolio Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Portfolio Manager would ordinarily effect a similar "closing sale transaction," which involves liquidating the position by selling the option previously purchased, although the Portfolio Manager could exercise the option should it deem it advantageous to do so.

               Synthetic options transactions involve the use of two financial instruments that, together, have the economic effect of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

               The Fund has claimed an exemption from the definition of the term commodity pool operator pursuant to Rule 4.5 under the Commodity Exchange Act, as amended (the "CEA"), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.

               Portfolio Funds and Portfolio Accounts may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract.

In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities that are traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

               Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting a Portfolio Fund or Portfolio Account to substantial losses.

               Successful use of futures also is subject to a Portfolio Manager's ability to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

               Some or all of the Portfolio Managers may purchase and sell stock index futures contracts for a Portfolio Fund or Portfolio Account. A stock index future obligates a Portfolio Fund or Portfolio Account to pay, or entitles it to receive, an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day.

               Some or all of the Portfolio Managers may purchase and sell interest rate futures contracts for a Portfolio Fund or Portfolio Account. An interest rate future represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

               Some or all of the Portfolio Managers may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

               OPTIONS ON SECURITIES INDEXES. Some or all of the Portfolio Managers may purchase and sell for the Portfolio Funds and Portfolio Accounts call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Portfolio Manager of options on stock indexes will be subject to the Portfolio Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

               WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

               SWAP AGREEMENTS. Portfolio Managers may enter into equity, interest rate, index and currency rate swap agreements on behalf of Portfolio Funds and Portfolio Accounts. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency or in a "basket" of securities representing a particular index, industry or industry sector. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

               Most swap agreements entered into by a Portfolio Fund or Portfolio Account would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Portfolio Fund's or Portfolio Account's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, a Portfolio Fund's or Portfolio Account's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

               To achieve investment returns equivalent to those achieved by a Portfolio Manager in whose investment vehicles the Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Fund may enter into swap agreements under which the Fund may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period.

The Fund may seek to achieve the same investment result through the use of other derivatives in similar circumstances.

               The Federal tax consequences of such swap agreements and other derivatives used in the above manner may be adverse to Members, including the conversion of certain capital gains into ordinary income and the imposition of a nondeductible interest charge on such amount. The Fund does not currently intend to use swaps or other derivatives in this manner.

LENDING PORTFOLIO SECURITIES

               A Portfolio Fund or Portfolio Account may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Portfolio Fund or Portfolio Account continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Portfolio Fund or Portfolio Account an opportunity to earn interest on the amount of the loan and on the collateral it receives from borrowers of the securities. A Portfolio Fund or Portfolio Account generally will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained in an amount equal to at least 100% of the current market value of the loaned securities. The Portfolio Fund or Portfolio Account might experience risk of loss if the institution with which it has engaged in a securities loan transaction breaches its agreement with the Portfolio Fund or Portfolio Account.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES

               To facilitate the purchase of securities at prices deemed to be attractive, a Portfolio Fund or Portfolio Account may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Portfolio Fund or Portfolio Account enters into the commitment, but the Portfolio Fund or Portfolio Account does not make payment until it receives delivery from the counterparty. After a Portfolio Fund or Portfolio Account commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

               Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way (i.e., appreciating when interest rates decline and depreciating when interest rates rise), based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates.

               Securities so purchased may expose a Portfolio Fund or Portfolio Account to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Portfolio Fund or Portfolio Account is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Portfolio Fund or Portfolio Account.

In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Portfolio Fund or Portfolio Account on a forward basis will not honor its purchase obligation. In such cases, the Portfolio Fund or Portfolio Account may incur a loss.

                       REPURCHASES, MANDATORY REDEMPTIONS
                           AND TRANSFERS OF INTERESTS

REPURCHASE OFFERS

               As discussed in the prospectus, offers to repurchase interests in the Fund ("Interests") will be made by the Fund at such times and on such terms as may be determined by the Board of Managers of the Fund (the "Board"), in its sole discretion in accordance with the provisions of applicable law and generally will be offers to repurchase a specified dollar amount of outstanding Interests. In determining whether and when the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board will consider the recommendations of the Adviser. The Board also will consider various factors, including, but not limited to, those listed in the prospectus in making its determinations.

               The Board will determine that the Fund repurchase Interests or portions thereof from members of the Fund ("Members") pursuant to written tenders only on terms the Board determines to be fair to the Fund and Members. When the Board determines that the Fund will make a repurchase offer, the Fund will send each Member notice of that offer describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Interests for repurchase. Members who are deciding whether to tender their Interests or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Interests from the Adviser during the period the offer remains open. If a repurchase offer is oversubscribed by Members, the Fund will repurchase only a pro rata portion of the Interests tendered by each Member. As discussed in the prospectus, the Fund will issue notes to tendering Members in connection with the repurchase of Interests.

               Payment for repurchased Interests may require the Fund to liquidate portfolio holdings earlier than Ivy would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Fund's portfolio turnover. Ivy intends to take measures (subject to such policies as may be established by the Board) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Interests.

MANDATORY REDEMPTIONS

               The Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") provides that the Fund may redeem an Interest (or portion thereof) of a Member or any person acquiring an Interest (or portion thereof) from or through a Member under certain circumstances, including if: ownership of the Interest by the Member or other person will cause the Fund, the Adviser or Ivy to be in violation of certain laws or any of the representations and warranties made by a Member in connection with the acquisition of the Interest was not true when made or has ceased to be true.

TRANSFERS OF INTERESTS

               No person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. Interests may be transferred, pledged or assigned only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a Member or (ii) with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Board generally will not consent to a pledge, transfer or assignment (each, a "Transfer") unless the Transfer is (i) one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor, (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account. The Board may permit other Transfers under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such Transfer, the Board shall consult with counsel to the Fund to ensure that such Transfer will not cause the Fund to be treated as a "publicly traded partnership" taxable as a corporation. Notice to the Fund of any proposed Transfer must include evidence satisfactory to the Fund that the proposed transferee meets any requirements imposed by the Fund with respect to Member eligibility and suitability. In addition to the foregoing, no Member will be permitted to Transfer an Interest or portion thereof unless after such Transfer the balance of the capital account of the transferee, and the balance of the capital account of the Member transferring the Interest if the Transfer involves less than its entire Interest, is at least equal to the Fund's minimum investment requirement.

               Any transferee meeting the Fund's eligibility requirements that acquires an Interest or portion thereof in the Fund by operation of law as the result of the death, dissolution, bankruptcy or adjudication of incompetency of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired and to Transfer such Interest in accordance with the terms of the LLC Agreement, but will not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member as provided in the LLC Agreement. If a Member Transfers an Interest or portion thereof with the approval of the Board, the Fund will promptly take all necessary actions to admit such transferee or successor to the Fund as a Member. Each Member and transferee is required to pay all expenses, including attorneys' and accountants' fees, incurred by the Fund in connection with such Transfer. If such a transferee does not meet the Member eligibility requirements, the Fund reserves the right to redeem its Interest. Any Transfer of an Interest in violation of the LLC Agreement will not be permitted and will be void.

               The LLC Agreement provides that each Member has agreed to indemnify and hold harmless the Fund, the Managers, the Adviser, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any Transfer of an Interest made by the Member in violation of these provisions or any misrepresentation made by the Member in connection with the Transfer.

                                BOARD OF MANAGERS

               The Board of Managers of the Fund provides broad oversight over the operations and affairs of the Fund. It has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

               The Managers are not required to contribute to the capital of the Fund or to own Interests. A majority of the Managers are persons who are not "interested persons" (as defined by the Investment Company Act) of the Fund (the "Independent Managers"). The Independent Managers perform the same functions for the Fund as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

               The identity of the Managers and officers of the Fund and brief biographical information regarding each Manager and officer during the past five years is set forth below. One of the Managers is an "interested person" of the Fund, as defined by the Investment Company Act.


---------------------------------------------------------------------------------------------------------------
   NAME,         POSITION(S)      TERM OF             PRINCIPAL              NUMBER OF            OTHER
 ADDRESS         HELD WITH        OFFICE             OCCUPATIONS            PORTFOLIOS        DIRECTORSHIPS
 AND AGE           FUND            AND                DURING THE             IN FUND             HELD BY
                                  LENGTH             PAST 5 YEARS            COMPLEX             MANAGER
                                  OF TIME                                  OVERSEEN BY
                                  SERVED*                                    MANAGER
---------------------------------------------------------------------------------------------------------------
INDEPENDENT MANAGERS
---------------------------------------------------------------------------------------------------------------
Robert Bowen        Manager        Manager of        Retired; formerly           1                 None
One Wall                           the Fund          Executive Vice
Street                             since 2004        President, Callan
New York,                                            Associates,
New York                                             1993-2001.
10286
Year of
Birth: 1937
---------------------------------------------------------------------------------------------------------------
Robert J. Dwyer     Manager        Manager of        Retired; Advisory           1            Chair, Board of
One Wall                           the Fund          Director of Morgan                        Trustees, Niagara
Street                             since 2005        Stanley & Co. and                            University;
New York,                                            President of Dwyer                          Mas-Tec Inc.
New York                                             Family Foundation;
10286                                                formerly Executive
Year of                                              Vice President of
                                                     Morgan Stanley
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
   NAME,         POSITION(S)      TERM OF             PRINCIPAL              NUMBER OF            OTHER
 ADDRESS         HELD WITH        OFFICE             OCCUPATIONS            PORTFOLIOS        DIRECTORSHIPS
 AND AGE           FUND            AND                DURING THE             IN FUND             HELD BY
                                  LENGTH             PAST 5 YEARS            COMPLEX             MANAGER
                                  OF TIME                                  OVERSEEN BY
                                  SERVED*                                    MANAGER
---------------------------------------------------------------------------------------------------------------
Birth:1943                                           Dean Witter.
---------------------------------------------------------------------------------------------------------------
Carla Diane         Manager        Manager of        Chief Operating             1                 None
Hunter                             the Fund          Officer, Weizmann
One Wall Street                    since 2003        Global Endowment
New York, New                                        Management Trust,
York 10286                                           since October 2002;
Year of Birth:                                       Director of
1954                                                 Investments and
                                                     Treasury, Museum of
                                                     Modern Art, New
                                                     York City, from
                                                     April 1997 to
                                                     September 2002.
---------------------------------------------------------------------------------------------------------------
Arthur              Manager        Manager of        President and Chief         1                 None
Williams                           the Fund          Investment Officer,
III                                since 2003        Pine Grove
One Wall                                             Associates, Inc.,
Street                                               since 1994; Director
New York,                                            of Retirement Plan
New York                                             Investments,
10286                                                McKinsey &
Year of                                              Company, Inc.,
Birth: 1943                                          until 1994.
---------------------------------------------------------------------------------------------------------------
Rodney S.           Manager        Manager of        Founder and                 1                 None
Yanker                             the Fund          Managing Director,
One Wall                           since 2003        Affiliated
Street                                               Alternative
New York,                                            Managers, LLC,
New York                                             since January 1996;
10286                                                Executive Vice
Year of                                              President, Ramsey
Birth: 1959                                          Financial, Inc., from
                                                     June 1991 to
                                                     November 1995.
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
   NAME,         POSITION(S)      TERM OF             PRINCIPAL              NUMBER OF            OTHER
 ADDRESS         HELD WITH        OFFICE             OCCUPATIONS            PORTFOLIOS        DIRECTORSHIPS
 AND AGE           FUND            AND                DURING THE             IN FUND             HELD BY
                                  LENGTH             PAST 5 YEARS            COMPLEX             MANAGER
                                  OF TIME                                  OVERSEEN BY
                                  SERVED*                                    MANAGER
---------------------------------------------------------------------------------------------------------------
"INTERESTED" MANAGER AND OFFICERS
---------------------------------------------------------------------------------------------------------------
Newton P.S.         Manager        Manager of        Retired.  Senior             24            BNY Hamilton
Merrill**                          the Fund          Executive Vice                            Funds; National
One Wall                           since 2003        President, The                             Integrity Life
Street                                               Bank of New York,                        Insurance; Museum
New York,                                            Inc.;  April 1994 to                     of the City of New
New York                                             June 2003;                                York; Woods Hole
10286                                                Executive Vice                             Oceanographic
Year of                                              President and                             Institute; York
Birth: 1940                                          Group Executive,                         Enhanced Strategy
                                                     Bank of Boston,                              Fund LLC
                                                     from 1991 to April
                                                     1994.
---------------------------------------------------------------------------------------------------------------
Joseph F. Murphy    President      President         Managing Director,          N/A                 N/A
                                   and               The Bank of New
One Wall                           Principal         York Mellon, since
Street                             Executive         April 2001.
New York,                          Officer
New York
10286

Year of
Birth: 1963
---------------------------------------------------------------------------------------------------------------
Guy Nordahl         Treasurer and  Treasurer         Vice President, The         N/A                 N/A
One Wall            Principal      and               Bank of New York
Street              Financial      Principal         Mellon, since
New York,           Officer        Financial         November 1999.
New York                           Officer of
10286                              the Fund
Year of                            since 2005
Birth: 1965
---------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------
   NAME,         POSITION(S)      TERM OF             PRINCIPAL              NUMBER OF            OTHER
 ADDRESS         HELD WITH        OFFICE             OCCUPATIONS            PORTFOLIOS        DIRECTORSHIPS
 AND AGE           FUND            AND                DURING THE             IN FUND             HELD BY
                                  LENGTH             PAST 5 YEARS            COMPLEX             MANAGER
                                  OF TIME                                  OVERSEEN BY
                                  SERVED*                                    MANAGER
---------------------------------------------------------------------------------------------------------------
Mark Wojcik         Secretary      Secretary of      Compliance                  N/A                 N/A
One Wall                           the Fund          Specialist, Mutual
Street                             since 2004        Fund
New York,                                            Administration,
New York                                             Compliance Group,
10286                                                The Bank of New
Year of                                              York Mellon, since
Birth:1976                                           August 2004;
                                                     Compliance and
                                                     Control Analyst,
                                                     Morgan Stanley,
                                                     from April 2004;
                                                     Corporate Actions
                                                     Liaison.
                                                     AllianceBernstein,
                                                     from June 1999,
                                                     Global Operations
                                                     Risk Management,
                                                     AllianceBernstein,
                                                     from November
                                                     1997.
---------------------------------------------------------------------------------------------------------------

* Managers will each serve an indefinite term of office and officers of the Fund will be elected annually.

** Mr. Merrill is an interested Manager due to his ownership of stock in BNY Mellon, the parent company of the Adviser.

               A Manager's position will terminate if the Manager is removed, resigns or is subject to various disabling events such as death or incapacity. A Manager may resign upon 90 days' prior written notice to the other Managers, and may be removed either by vote of two-thirds of the Managers not subject to the removal vote or vote of the Members holding not less than two-thirds of the total number of votes eligible to be cast by all Members. The Managers will render assistance to Members on the question of the removal of Managers in the manner required by Section 16(c) of the Investment Company Act. In the event of any vacancy in the position of a Manager, the remaining Managers may appoint an individual to fill that vacancy, so long as immediately after such appointment at least two-thirds of the Managers then serving have been elected by the Members. The Managers may call a meeting of Members to elect an individual to fill any vacancy in the position of a Manager, and must do so within 60 days after any date on which Managers who have been elected by the Members cease to constitute a majority of the Managers then serving. If no Manager remains to manage the business of the Fund, the Adviser must convene a meeting of Members within 60 days for the purpose of determining whether to continue the business of the Fund.

               The Fund has a standing Audit Committee currently consisting of Ms. Hunter and Messrs. Williams and Yanker, all of whom are Independent Managers. The principal functions of the Audit Committee are: (i) to recommend to the Board of Managers the appointment of the Fund's independent registered public accounting firm, (ii) to meet separately with the independent registered public accounting firm (and counsel for Independent Managers) and review the scope and anticipated costs of the audit and (iii) to receive and consider a report from the independent registered public accounting firm concerning their conduct of the audit, including any comments or recommendations they might want to make in that connection. The Managers, in their business judgment, and after due inquiry, have determined that Ms. Hunter is an "Audit Committee Financial Expert." The Audit Committee held three meetings during the fiscal year ended March 31, 2008.

               The Fund has a standing Nominating Committee consisting of Ms. Hunter and Messrs. Williams, and Yanker, all of whom are Independent Managers. The principal functions of the Nominating Committee are: (i) to oversee the composition of the Board and its various committees and (ii) to ensure that competent and capable candidates fill these positions. The Nominating Committee will consider nominees recommended by Members in written requests addressed to the attention of the Nominating Committee in care of the Fund and which include biographical data regarding the proposed nominee and set forth the qualifications of the proposed nominee. The Nominating Committee held no meetings during the fiscal year ended March 31, 2008.

MANAGERS' INTEREST IN THE FUND AND CERTAIN AFFILIATES

               The following table sets forth the dollar range of equity securities beneficially owned by each Manager as of December 31, 2007.


                                                                Aggregate Dollar Range of Equity
                                                                  Securities in All Registered
                                                                Investment Companies Overseen by
                                    Dollar Range of Equity       Manager in Family of Investment
     Name of Manager                Securities of the Fund                  Companies
---------------------------------  ------------------------  ------------------------------------
Robert Bowen, Manager                        None                             None
Robert J. Dwyer, Manager                     None                             None
Carla D. Hunter, Manager                     None                             None
Newton P.S. Merrill, Manager             Over $100,000                    Over $100,000
Arthur Williams III, Manager                 None                             None
Rodney S. Yanker, Manager                    None                             None

               In addition, as of December 31, 2007, no Independent Manager and his or her immediate family members, owned an interest in the Adviser or Ivy, an affiliate of the Adviser, BNY Hamilton Distributors, Inc. (the "Distributor"), or a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Adviser, Ivy or the Distributor.

COMPENSATION

               [The following table shows compensation paid to the Managers for the fiscal year ended March 31, 2008:

          Name and                 Aggregate Compensation      Total Compensation from Fund
      Position with Fund               from the Fund               and Fund Complex*
---------------------------------  ------------------------  ---------------------------------
Robert Bowen, Manager                  $  20,000                   $   20,000 (1)
Robert J. Dwyer, Manager               $  20,000                   $   20,000 (1)
Carla D. Hunter, Manager               $  20,750                   $   20,750 (1)
Newton P.S. Merrill, Manager           $  20,750                   $  100,750(24)
Arthur Williams III, Manager           $  18,750                   $   18,750 (1)
Rodney S. Yanker, Manager              $  20,000                   $   20,000 (1)]

               Currently, Managers who are not employees of the Adviser or any affiliate of the Adviser are paid an annual retainer of $10,000 by the Fund, plus a fee of $1,250 per meeting of the Board or any committee thereof. The chair of the Board and the chair of the Audit Committee each receive an additional annual retainer of $3,000. Such Managers are reimbursed by the Fund for their reasonable travel and out-of-pocket expenses. The Managers do not receive any pension or retirement benefits from the Fund. Managers employed by the Adviser or any affiliate of the Adviser, and the officers of the Fund do not receive any compensation from the Fund.


                          INVESTMENT ADVISORY SERVICES

THE INVESTMENT ADVISER

               The Adviser serves as the Fund's investment adviser, subject to the ultimate supervision of and subject to any policies established by the Board.

               Pursuant to the terms of an investment advisory agreement entered into between the Fund and the Adviser and dated as of March 14, 2003 (the "Investment Management Agreement"), the Adviser is responsible for developing, implementing and supervising the Fund's investment program and in connection therewith is required to provide investment advice and recommendations to the Fund with respect to its investments, investment policies and purchases and sales of securities for the Fund and arranging for the purchase and sale of such securities. In addition, the Adviser is responsible for assisting in supervising various aspects of the Fund's administrative operations, including providing non-investment related statistical and research data, data processing services and clerical and administrative services and supplies; assisting in the preparation and maintenance of such records with respect to its operations as may reasonably be required; furnishing corporate secretarial services; assisting in the preparation and filing of such reports with respect thereto as shall be required by the SEC; assisting in the composition of periodic reports with respect to its operations for Members; assisting in the composition of proxy materials for meetings of Members and the composition of such registration statements as may be required by Federal securities laws for the public sale of interests in the Fund; assisting the Fund in routine regulatory examinations and working closely with any counsel retained to represent the Independent Managers in response to any litigation, investigations or regulatory matters; and assisting in the preparation of the Fund's financial statements and coordinating the annual audit of such financial statements by the independent registered public accounting firm of the Fund.

--------------------
* Number in parentheses represents the number of separate portfolios comprising the investment companies in the fundcomplex, including the Fund, for which the Board Member serves.

The Adviser will also provide the Fund with adequate office space, facilities and equipment.

               The Adviser is authorized, subject to the approval of the Board and Members, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Fund or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to the Fund by its affiliates.

               In consideration of services provided by the Adviser, the Fund will pay the Adviser a fee (the "Management Fee") computed and paid monthly at the annual rate of 1.50% of the aggregate value of outstanding Interests determined as of the beginning of each month.

               The table below sets forth information about the Management Fees paid by the Fund to the Adviser for the periods indicated.

  For the Year Ended      For the Year Ended        For the Year Ended
    March 31, 2008           March 31, 2007           March 31, 2006
-----------------------  ---------------------  ------------------------
       $2,599,059             $2,581,000               $2,152,335


               The Investment Management Agreement was approved by the Board (including a majority of the Independent Managers), at a meeting held in person on February 10, 2003, and was approved on March 21, 2003 by BNY Falcon Three Holding Corp., as the Fund's sole initial Member. The Investment Management Agreement was most recently re-approved by the Board on May 21, 2008. The Investment Management Agreement had an initial term expiring two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval. The Investment Management Agreement is terminable without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by the Adviser. The Investment Management Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the Investment Company Act and the rules thereunder.

               The Investment Management Agreement provides that the Adviser will not be liable to the Fund for any loss suffered by the Fund sustained by reason of good faith errors or omissions of the Adviser or any affiliate of the Adviser, or their respective directors, officers or employees, in connection with the performance by the Adviser of its duties under the Investment Management Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties under the Investment Management Agreement, or from reckless disregard by the Adviser of its obligations and duties under the Investment Management Agreement.

IVY

               As authorized by the Investment Management Agreement, Ivy has been assigned responsibility for providing day-to-day investment management services to the Fund, subject to the supervision of the Adviser. Ivy is primarily responsible for the selection of Portfolio Managers and the allocation of the assets of the Fund for investment among the Portfolio Managers. In addition, Ivy is responsible for investing the cash portion of the Fund's assets not invested in Portfolio Funds or through Portfolio Accounts. Ivy is a wholly-owned subsidiary of BNY Mellon.

               Ivy provides services to the Fund pursuant to the terms of a sub-advisory agreement entered into between the Adviser and Ivy, dated as of March 14, 2003 (the "Sub-Advisory Agreement"). In consideration of the services provided by Ivy, the Adviser pays a monthly fee to Ivy equal to 50% of the amount of the Management Fee received by the Adviser pursuant to the Investment Management Agreement.

               The table below sets forth information about the sub-advisory fees paid by the Adviser to Ivy for the periods indicated.


 For the Year Ended      For the Year Ended         For the Year Ended
    March 31, 2008           March 31, 2007           March 31, 2006
-----------------------  ---------------------  ------------------------
     $1,299,530               $1,290,500                $1,076,168
-----------------------  ---------------------  ------------------------

               The Sub-Advisory Agreement was approved by the Board (including a majority of the Independent Managers), at a meeting held in person on February 10, 2003, and was approved on March 21, 2003 by BNY Falcon Three Holding Corp., as the sole initial Member. The Sub-Advisory Agreement was most recently re-approved by the Board on May 21, 2008. The Sub-Advisory Agreement had an initial term of two years from the date of its execution, and may be continued in effect from year to year thereafter if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Fund; provided that in either event the continuance is also approved by a majority of the Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement is terminable, without penalty, on 60 days' prior written notice: by the Board; by vote of a majority of the outstanding voting securities of the Fund; or by Ivy. The Sub-Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the Investment Company Act and the rules thereunder.

               The Sub-Advisory Agreement provides that Ivy will not be liable to the Adviser for any loss suffered by the Adviser in connection with the performance by Ivy of its duties under the Sub-Advisory Agreement, except a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of Ivy or any of its officers, directors or employees in the performance of their duties under the Sub-Advisory Agreement, or from reckless disregard by Ivy of its obligations and duties under the Sub-Advisory Agreement.

               The continuance of each of the Investment Management Agreement and the Sub-Advisory Agreement (collectively, the "Advisory Agreements") for an additional annual period was approved most recently by the Board, including a majority of the Independent Managers, at an in person meeting of the Managers held on May 21, 2008. A discussion regarding the basis for the Board's most recent renewal of the Advisory Agreements is available in the Fund's semi-annual report to shareholders for the period ended September 30, 2007.

                                PORTFOLIO MANAGER

OTHER ACCOUNTS MANAGED

               Farzine Hachemian, who is primarily responsible for the day-to-day management of the Fund (the "Fund's Portfolio Manager"), also manages other pooled investment vehicles and other accounts, as indicated below. The following tables identify, as of March 31, 2008: (i) the number of other registered investment companies, pooled investment vehicles (unregistered) and other accounts managed by the Fund's Portfolio Manager; and (ii) the total assets of such companies, vehicles and accounts, and the number and total assets of such companies, vehicles and accounts with respect to which the advisory fee is based on performance.


                                            OTHER REGISTERED          POOLED INVESTMENT
                                          INVESTMENT COMPANIES         VEHICLES MANAGED         OTHER ACCOUNTS MANAGED
                                            MANAGED BY FUND'S         BY FUND'S PORTFOLIO         BY FUND'S PORTFOLIO
                                            PORTFOLIO MANAGER               MANAGER                    MANAGER
                                       --------------------------   ------------------------  --------------------------

                                                         TOTAL                     TOTAL                      TOTAL
                                                      ASSETS (IN                 ASSETS (IN                 ASSETS (IN
NAME OF FUND'S PORTFOLIO                   NUMBER      MILLIONS)     NUMBER      MILLIONS)      NUMBER      MILLIONS)
MANAGER
-------------------------------------   ------------- ------------- ----------- ------------- ---------- ---------------
Farzine Hachemian                            0            $0            1            $9            5          $1,456


                       OTHER REGISTERED INVESTMENT          POOLED INVESTMENT VEHICLES             OTHER ACCOUNTS
                       COMPANIES MANAGED BY FUND'S         MANAGED BY FUND'S PORTFOLIO       MANAGED BY FUND'S PORTFOLIO
                            PORTFOLIO MANAGER                        MANAGER                           MANAGER
                    ---------------------------------   ---------------------------------     --------------------------

                               TOTAL ASSETS                         TOTAL ASSETS                        TOTAL ASSETS
NAME                               WITH                                  WITH                               WITH
OF FUND'S      NUMBER WITH    PERFORMANCE-BASED     NUMBER WITH    PERFORMANCE-BASED    NUMBER WITH      PERFORMANCE-
PORTFOLIO      PERFORMANCE-        FEES         PERFORMANCE-BASED        FEES           PERFORMANCE-      BASED FEES
MANAGER        BASED FEES      (IN MILLIONS)          FEES            (IN MILLIONS)      BASED FEES       (IN MILLIONS)

Farzine
Hachemian         0                 $0                 0                $0                 2               $671

POTENTIAL CONFLICTS OF INTEREST

               As described in the Fund's Prospectus, the Fund's Portfolio Manager may manage other accounts with investment strategies similar to the Fund, including other investment companies, pooled investment vehicles and separately managed accounts. Fees earned by Ivy may vary among these accounts and the Fund's Portfolio Manager may personally invest in these accounts. These factors could create conflicts of interest because the Fund's Portfolio Manager may have incentives to favor certain accounts over others, resulting in other accounts outperforming the Fund. A conflict may also exist if the Fund's Portfolio Manager identified a limited investment opportunity that may be appropriate for more than one account, but the Fund is not able to take full advantage of that opportunity due to the need to allocate that opportunity among multiple accounts. In addition, the Fund's Portfolio Manager may execute transactions for another account that may adversely impact the value of securities held by the Fund. However, Ivy believes that these risks are mitigated by the fact that accounts with like investment strategies managed by the Fund's Portfolio Manager are generally managed in a similar fashion and Ivy has a policy that seeks to allocate opportunities on a fair and equitable basis. See also "Conflicts of Interest--Participation in Investment Opportunities" below.

FUND'S PORTFOLIO MANAGER COMPENSATION

               The Fund's Portfolio Manager is compensated for his services by Ivy. His compensation consists of a fixed salary, an annual bonus and a retirement plan. His salary and annual bonus are based on a variety of factors, including, without limitation, the financial performance of Ivy, the general performance of the portfolios which he manages (generally measured against the performance of other comparable Ivy accounts over various time periods that have not been pre-determined), execution of managerial responsibilities, client interactions and teamwork support.

SECURITIES OWNERSHIP

               As of March 31, 2008, Mr. Hachemian did not beneficially own an Interest in the Fund.

FUND EXPENSES

               The Fund bears all costs and expenses incurred in its business and operations other than those specifically required to be borne by the Adviser pursuant to the Investment Management Agreement. Costs and expenses borne by the Fund include, but are not limited to, the following:

         [] all costs and expenses directly related to investment transactions and positions for the Fund's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, entity-level taxes and indirect expenses from investments in Portfolio Funds;

         [] all costs and expenses associated with the operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal and state laws;

         [] all costs and expenses associated with the organization and operation of separate investment funds managed by Portfolio Managers retained by the Fund;

         [] the costs and expenses of holding meetings of the Board and any meetings of Members, including reasonable travel and out-of-pocket expenses of the members of the Board and costs associated with the preparation and dissemination of proxy materials;

         [] the fees and disbursements of Fund legal counsel, legal counsel to the Independent Managers, if any, independent accountants for the Fund and other consultants and professionals engaged on behalf of the Fund;

         []    the Management Fee;

         [] the fee payable to the Distributor to reimburse it for payments made to brokers, dealers and certain financial institutions that have agreed to provide ongoing investor services and account maintenance services to investors in the Fund that are their customers (the "Investor Servicing Fee");

         [] the fees payable to custodians and other persons providing administrative services to the Fund;

         [] the costs of a fidelity bond and any liability insurance obtained on behalf of the Fund or the Board;

         [] all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members; and

         []    such other types of expenses as may be approved by the Board.

               The Portfolio Funds will bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by the Fund. The Portfolio Managers generally will charge asset-based fees to and receive performance-based allocations from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds and the amount of any distributions from the Portfolio Funds to the Fund. These expenses, fees and allocations will be in addition to those incurred by the Fund itself.

CODES OF ETHICS

               The Fund, the Adviser, Ivy and the Distributor have each adopted a code of ethics. The codes of ethics are designed to detect and prevent improper personal trading by their respective personnel, including investment personnel, who might compete with or otherwise take advantage of the Fund's portfolio transactions. Covered persons include the Managers and the officers and directors of the Adviser and Ivy, as well as employees of the Adviser, Ivy and the Distributor having knowledge of the investments and investment intentions of the Fund.

The codes of ethics permit persons subject to them to invest in securities, including securities that may be purchased or held by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

               The codes of ethics are included as exhibits to the Fund's registration statement filed with the SEC and can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

                                  PROXY VOTING

               Ivy votes proxy proposals, amendments, consents or resolutions (collectively, "proxies"), on behalf of the Fund, relating to the Fund's investments in Portfolio Funds (and any other Fund investments), in a manner that seeks to serve the best interests of the Fund, taking into account the following factors: (i) the impact on the value of the returns of the Portfolio Fund; (ii) the attraction of additional capital to the Portfolio Fund; (iii) the alignment of the interests of the Portfolio Fund's management with the interests of the Portfolio Fund's beneficial owners, including establishing appropriate incentives for the Portfolio Fund's management; (iv) the costs associated with the proxy; (v) the impact on redemption or withdrawal rights; (vi) the continued or increased availability of portfolio information; and (vii) industry and business practices. In general, Ivy seeks to resolve any potential conflicts of interests associated with any proxy by applying the foregoing general policy of seeking to serve the best interests of the Fund. Ivy has specific guidelines addressing how it votes proxies with regard to specific matters, such as voting rights, termination or liquidation of a Portfolio Fund, approval of members of the board of a Portfolio Fund or advisors and various other issues. Information regarding how Ivy voted proxies on behalf of the Fund during the most recent twelve-month period ended June 30 will be reported on Form N-PX and will be made available no later than August 31 of each year. Such information can be obtained
(1) without charge, upon request, by calling (877) 470-9122 and (2) on the SEC's Internet site at http://www.sec.gov.

                              CONFLICTS OF INTEREST

THE ADVISER

               The Adviser and its affiliates manage the assets of registered investment companies other than the Fund and provide investment advisory services to other accounts. The Fund has no interest in these activities. The Adviser and its officers or employees who assist in providing services to the Fund are engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity between the Fund and other registered investment companies and accounts managed by the Adviser. The Adviser and its officers and employees devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

IVY

               Ivy provides investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund ("Ivy Accounts"). The Fund has no interest in these activities. Ivy and the investment professionals who, on behalf of Ivy, provide investment advisory services to the Fund are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Ivy Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

PARTICIPATION IN INVESTMENT OPPORTUNITIES

               Ivy employs an investment program for the Fund that is substantially similar to the investment program employed by it for certain Ivy Accounts, including a private investment partnership that has an investment program that is substantially the same as the Fund's investment program. As a general matter, Ivy considers participation by the Fund in all appropriate investment opportunities that are under consideration for those other Ivy Accounts. There may be circumstances, however, under which Ivy will cause one or more Ivy Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which Ivy will commit the Fund's assets. There also may be circumstances under which Ivy will consider participation by Ivy Accounts in investment opportunities in which Ivy does not intend to invest on behalf of the Fund, or vice versa.

               Ivy evaluates for the Fund and for each Ivy Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or a Ivy Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of the obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Ivy Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Ivy Accounts may differ from time to time. In addition, the fees and expenses of the Fund will differ from those of the Ivy Accounts. Accordingly, the future performance of the Fund and the Ivy Accounts will vary.

               When Ivy determines that it would be appropriate for the Fund and one or more Ivy Accounts to participate in an investment transaction in the same Portfolio Fund or other investment at the same time, it attempts to aggregate, place and allocate orders on a basis that Ivy believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Ivy Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other and Ivy will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

               Situations may occur, however, where the Fund could be disadvantaged because of the investment activities conducted by Ivy for the Ivy Accounts. Such situations may be based on, among other things, the following:
(1) legal restrictions or other limitations (including limitations imposed by Portfolio Managers with respect to Portfolio Funds) on the combined size of positions that may be taken for the Fund and the Ivy Accounts, thereby limiting the size of the Fund's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Fund and the Ivy Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments.

               In addition, the Fund, absent SEC exemptive relief, may be precluded from investing any assets in certain Portfolio Funds where an Ivy Account is already invested (or seeks to invest) to the extent that the Fund is considered a "joint participant" (within the meaning of Section 17(d) of the Investment Company Act or Rule 17d-1 thereunder) with an Ivy Account.

               Directors, officers, employees and affiliates of Ivy may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers, employees and affiliates of Ivy, or by Ivy for the Ivy Accounts, that are the same as, different from or made at a different time than positions taken for the Fund.

OTHER MATTERS

               The Adviser, Ivy and their affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund. However, subject to certain conditions imposed by applicable rules under the Investment Company Act, the Fund may effect certain principal transactions in securities with one or more accounts managed by the Adviser or Ivy, except for accounts in which the Adviser, Ivy or any of their affiliates serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from the Adviser, Ivy or one of their affiliates serving as an investment adviser to the account. These transactions would be effected in circumstances where Ivy has determined that it would be appropriate for the Fund to purchase (or sell), and Ivy or the Adviser has determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

               Under the BHCA, or other U.S. banking laws, and the rules, regulations, guidelines and policies of the regulatory agencies and the staff thereof, BNY Mellon and its affiliates are subject to restrictions on the transactions which it may make with the Fund, and their restrictions may affect the investments made by the Fund.

               Future investment activities of the Adviser, Ivy and their affiliates, and of their respective directors, officers or employees, may give rise to additional conflicts of interest.

                                   TAX ASPECTS

               The following is a summary of certain aspects of the income taxation of the Fund and its Members which should be considered by a prospective Member. The Fund has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state or local agency with respect to any of the tax issues affecting the Fund, nor has it obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of the Fund as a partnership for Federal tax purposes.

               This summary of certain aspects of the Federal income tax treatment of the Fund is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in the Fund. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

               EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE FUND.

               In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of the Fund are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own counsel regarding the acquisition of Interests.

TAX TREATMENT OF FUND OPERATIONS

               CLASSIFICATION OF THE FUND. The Fund has received an opinion of Schulte Roth & Zabel LLP, counsel to the Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, the Fund will be classified as a partnership for Federal tax purposes and not as an association taxable as a corporation.

               Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Interests in the Fund will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). The Fund may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the Section 7704 Regulations if the Fund has more than 100 Members.

               The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event the partnership's status is examined under a general facts and circumstances test. Schulte Roth & Zabel LLP also has rendered its opinion that, under this "facts and circumstances" test, and based upon the anticipated operations of the Fund as well as the legislative history to Section 7704, the text of the Section 7704 Regulations and certain representations of the Board, the interests in the Fund will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, that the Fund will not be treated as a publicly traded partnership taxable as a corporation.

               Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that the Fund should be treated as an association or a publicly traded partnership taxable as a corporation for Federal tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of the Fund would be subject to corporate income tax when recognized by the Fund; distributions of such income, other than in certain redemptions of Interests, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Fund; and Members would not be entitled to report profits or losses realized by the Fund.

               UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF IT BEING AN INVESTOR IN A PORTFOLIO FUND OR A PORTFOLIO ACCOUNT THAT IS TREATED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES (A "PORTFOLIO PARTNERSHIP").

               As a partnership, the Fund is not itself subject to Federal income tax. The Fund files an annual partnership information return with the Service which reports the results of operations. Each Member is required to report separately on its income tax return its distributive share of the Fund's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member is taxed on its distributive share of the Fund's taxable income and gain regardless of whether it has received or will receive a distribution from the Fund.

               ALLOCATION OF PROFITS AND LOSSES. Under the LLC Agreement, the Fund's net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their capital accounts without regard to the amount of income or loss actually recognized by the Fund for Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by the Fund for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to the principles of Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of the Fund's net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years. There can be no assurance however, that the particular methodology of allocations used by the Fund will be accepted by the Service. If such allocations are successfully challenged by the Service, the allocation of the Fund's tax items among the Members may be affected.

               Under the LLC Agreement, the Board has the discretion to allocate specially an amount of the Fund's capital gain (including short-term capital gain) and loss (including long-term capital loss) for Federal income tax purposes to a Member whose Interest is repurchased to the extent that the Member's capital account exceeds, or is less than, as the case may be, its Federal income tax basis in its Interest. There can be no assurance that, if the Board makes any such special allocations, the Service will accept such allocations. If such allocations are successfully challenged by the Service, the Fund's gains or losses allocable to the remaining Members would be affected.

               TAX ELECTIONS; RETURNS; TAX AUDITS. The Code generally provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section 754. Under the LLC Agreement, the Board, in its sole discretion, may cause the Fund to make such an election. Any such election, once made, cannot be revoked without the Service's consent. The actual effect of any such election may depend upon whether any Portfolio Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

               The Board decides how to report the partnership items on the Fund's tax returns. In certain cases, the Fund may be required to file a statement with the Service disclosing one or more positions taken on its tax return, generally where the tax law is uncertain or a position lacks clear authority. All Members are required under the Code to treat the partnership items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which the Fund's items have been reported. In the event the income tax returns of the Fund are audited by the Service, the tax treatment of the Fund's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Members. A Member chosen by the Board, designated as the "Tax Matters Partner", has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

               MANDATORY BASIS ADJUSTMENTS. The Fund is generally required to adjust its tax basis in its assets in respect of all Members in cases of partnership distributions that result in a "substantial basis reduction" (i.e., in excess of $250,000) in respect of the partnership's property. The Fund is also required to adjust its tax basis in its assets in respect of a transferee, in the case of a sale or exchange of an Interest, or a transfer upon death, when there exists a "substantial built-in loss" (i.e., in excess of $250,000) in respect of Fund property immediately after the transfer. For this reason, the Fund will require (i) a Member who receives a distribution from the Fund in connection with a complete withdrawal, (ii) a transferee of an Interest (including a transferee in case of death) and (iii) any other Member in appropriate circumstances to provide the Fund with information regarding its adjusted tax basis in its Interest.

TAX CONSEQUENCES TO A WITHDRAWING MEMBER

               A Member receiving a cash liquidating distribution from the Fund, in connection with a complete withdrawal from the Fund, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its partnership interest. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Member's contributions to the Fund. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of the Fund's "unrealized receivables" exceeds the Member's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Member's adjusted tax basis in its Interest.

               As discussed above, the LLC Agreement provides that the Board may specially allocate items of Fund capital gain and loss to a Member whose Interest is repurchased to the extent its capital account would otherwise exceed or be less than, as the case may be, its adjusted tax basis in its Interest. Such a special allocation of gain may result in the withdrawing Member recognizing capital gain, which may include short-term gain, in the Member's last taxable year in the Fund, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal. Such a special allocation of loss may result in the withdrawing Member recognizing capital loss, which may include long-term loss, in the Member's last taxable year in the Fund, thereby reducing the amount of short-term loss recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

               DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(C)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(C)(iii). The Fund will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if a Member is an "eligible partner", which term should include a Member whose contributions to the Fund consisted solely of cash, the rule treating a distribution of property as a distribution of cash would not apply.

TAX TREATMENT OF FUND INVESTMENTS

               IN GENERAL. The Fund expects to act as a trader or investor, and not as a dealer, with respect to its securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

               Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Capital gains and losses recognized by the Fund may be long-term or short-term depending, in general, upon the length of time the Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the treatment of the Fund's securities positions.(1)

               The Fund may also realize ordinary income and losses with respect to its transactions. The Fund may hold debt obligations with "original issue discount." In such case the Fund would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. In addition, certain derivative transactions entered into by the Fund may give rise to current income even though there has been no corresponding cash distribution to the Fund.

               The maximum ordinary income tax rate for individuals is 35%(2) and, in general, the maximum individual income tax rate for "Qualified Dividends"(3) and long-term capital gains is 15%(4) (unless the taxpayer elects to be taxed at ordinary rates - see "Limitation on Deductibility of Interest and Short Sale Expenses" below), although in all cases the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. The excess of capital losses over capital gains may be offset against the ordinary income of an individual taxpayer, subject to an annual deduction limitation of $3,000. Capital losses of an individual taxpayer may generally be carried forward to succeeding tax years to offset capital gains and then ordinary income (subject to the $3,000 annual limitation). For corporate taxpayers, the maximum income tax rate is 35%. Capital losses of a corporate taxpayer may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

               SECTION 1256 CONTRACTS. In the case of Section 1256 Contracts, the Code generally applies a "mark-to-market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A Section 1256 Contract includes certain regulated futures contracts and certain other contracts. Under these rules, Section 1256 Contracts held by the Fund at the end of each taxable year of the Fund are treated for Federal income tax purposes as if they were sold by the Fund for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Fund in computing its taxable income for such year.

------------------------
(1) Generally, in the absence of Regulations requiring it, the Fund will not treat positions held through different Portfolio Partnerships as offsetting positions for purposes of the straddle rules.

(2) This rate is scheduled to increase to 39.6% in 2011.

(3) A "Qualified Dividend" is generally a dividend from certain domestic corporations, and from certain foreign corporations that are either eligible for the benefits of a comprehensive income tax treaty with the United States or are readily tradable on an established securities market in the United States. Shares must be held for certain holding periods in order for a dividend thereon to be a Qualified Dividend.

(4) The maximum individual long-term capital gains tax rate is 20% for sales or exchanges on or after January 1, 2011. The 15% maximum individual tax rate on Qualified Dividends is scheduled to expire on December 31, 2010.

If a Section 1256 Contract held by the Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark-to-market" rules.

               With certain exceptions, capital gains and losses from such
Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on
Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts. A
Section 1256 Contract does not include any "securities futures contract" or any option on such a contract, other than a "dealer securities futures contract" (See "Certain Securities Futures Contracts").

               CERTAIN SECURITIES FUTURES CONTRACTS. Generally, a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. Any gain or loss from the sale or exchange of a securities futures contract (other than a "dealer securities futures contract") is treated as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates has (or would have) in the hands of the taxpayer. If the underlying security would be a capital asset in the taxpayer's hands, then gain or loss from the sale or exchange of the securities futures contract would be capital gain or loss. Capital gain or loss from the sale or exchange of a securities futures contract to sell property (i.e., the short side of a securities futures contract) generally will be short term capital gain or loss.

               A "dealer securities futures contract" is treated as a Section 1256 Contract. A "dealer securities futures contract" is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in the contracts and (2) is traded on a qualified board of trade or exchange.

               MIXED STRADDLE ELECTION. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are
Section 1256 Contracts. Pursuant to Temporary Regulations, the Fund (and any Portfolio Partnership) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Fund will be accepted by the Service.

               SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Fund's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains.

A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Fund for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Fund.

               Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that has appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, the Fund generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Fund holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Fund generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

               EFFECT OF STRADDLE RULES ON MEMBERS' SECURITIES POSITIONS. The Service may treat certain positions in securities held (directly or indirectly) by a Member and its indirect interest in similar securities held by the Fund as "straddles" for Federal income tax purposes. Investors should consult their tax advisors regarding the application of the "straddle" rules to their investment in the Fund.(5)

               LIMITATION ON DEDUCTIBILITY OF INTEREST AND SHORT SALE EXPENSES. For noncorporate taxpayers, Section 163(d) of the Code limits the deduction for "investment interest" (i.e., interest or short sale expenses for "indebtedness properly allocable to property held for investment"). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses). For this purpose, Qualified Dividends and long-term capital gains are excluded from net investment income unless the taxpayer elects to pay tax on such amounts at ordinary income tax rates.

               For purposes of this provision, the Fund's activities (other than certain activities that are treated as "passive activities" under Section 469 of the Code) will be treated as giving rise to investment income for a Member, and the investment interest limitation would apply to a noncorporate Member's share of the interest and short

------------------------
(5) The Fund will not generally be in a position to furnish to Members information regarding the securities positions of its Portfolio Partnerships which would permit a Member to determine whether its transactions in securities, which are also held by such Portfolio Partnerships, should be treated as offsetting positions for purposes of the straddle rules.

sale expenses attributable to the Fund's operation. In such case, a noncorporate Member would be denied a deduction for all or part of that portion of its distributive share of the Fund's ordinary losses attributable to interest and short sale expenses unless it had sufficient investment income from all sources including the Fund. A Member that could not deduct losses currently as a result of the application of Section 163(d) would be entitled to carry forward such losses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member on money borrowed to finance its investment in the Fund. Potential investors are advised to consult with their own tax advisers with respect to the application of the investment interest limitation in their particular tax situations.

               DEDUCTIBILITY OF FUND INVESTMENT EXPENDITURES AND CERTAIN OTHER EXPENDITURES. Investment expenses (e.g., investment advisory fees) of an individual, trust or estate are deductible only to the extent they exceed 2% of adjusted gross income. In addition, the Code further restricts the ability of an individual with an adjusted gross income in excess of a specified amount (for 2008, $159,950 or $79,975 for a married person filing a separate return) to deduct such investment expenses. Under such provision, there is a limitation on the deductibility of investment expenses in excess of 2% of adjusted gross income to the extent such excess expenses (along with certain other itemized deductions) exceed the lesser of (i) 3% of the excess of the individual's adjusted gross income over the specified amount or (ii) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year.(6) Moreover, such investment expenses are miscellaneous itemized deductions which are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

               Pursuant to Temporary Regulations issued by the Treasury Department, these limitations on deductibility should not apply to a noncorporate Member's share of the trade or business expenses of the Fund. These limitations will apply, however, to a noncorporate Member's share of the investment expenses of the Fund (including the Management Fee, the Investor Servicing Fee, the fee paid to the Administrator, payments made on certain derivative instruments (if any) and any fee payable to a Portfolio Manager), to the extent such expenses are allocable to a Portfolio Partnership that is not in a trade or business within the meaning of the Code or to the investment activity of the Fund. The Fund intends to treat its expenses attributable to a Portfolio Partnership that is engaged in trade or business within the meaning of the Code or to the trading activity of the Fund as not being subject to such limitations, although there can be no assurance that the Service will agree.

               The consequences of these limitations will vary depending upon the particular tax situation of each taxpayer. Accordingly, noncorporate Members should consult their tax advisers with respect to the application of these limitations.

               A Member will not be allowed to deduct syndication expenses attributable to the acquisition of an Interest, including Placement Fees, paid by such Member or the Fund. Any such amounts will be included in the Member's adjusted tax basis for its Interest. To the extent that any portion of the Investor Servicing Fee is treated as a selling expense, such portion would be subject to the same treatment.

------------------------
(6) Under recently enacted legislation, the latter limitation on itemized deductions has been reduced starting in calendar year 2006, has been further reduced starting in 2008, and will be completely eliminated in 2010. However, this legislation contains a "sunset" provision that will result in the limitation on itemized deductions being restored in 2011.

               APPLICATION OF RULES FOR INCOME AND LOSSES FROM PASSIVE ACTIVITIES. The Code restricts the deductibility of losses from a "passive activity" against certain income which is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Pursuant to Temporary Regulations issued by the Treasury Department, income or loss from the Fund's securities investment and trading activity generally will not constitute income or loss from a passive activity. Therefore, passive losses from other sources generally could not be deducted against a Member's share of such income and gain from the Fund. Income or loss attributable to certain activities of the Fund, including investments in partnerships engaged in certain trades or businesses, certain private claims or certain fundings of reorganization plans may constitute passive activity income or loss.

               APPLICATION OF BASIS AND "AT RISK" LIMITATIONS ON DEDUCTIONS. The amount of any loss of the Fund that a Member is entitled to include in its income tax return is limited to its adjusted tax basis in its Interest as of the end of the Fund's taxable year in which such loss occurred. Generally, a Member's adjusted tax basis for its Interest is equal to the amount paid for such Interest, increased by the sum of (i) its share of the Fund's liabilities, as determined for Federal income tax purposes, and (ii) its distributive share of the Fund's realized income and gains, and decreased (but not below zero) by the sum of (i) distributions (including decreases in its share of Fund liabilities) made by the Fund to such Member and (ii) such Member's distributive share of the Fund's realized losses and expenses.

               Similarly, a Member that is subject to the "at risk" limitations (generally, non-corporate taxpayers and closely held corporations) may not deduct losses of the Fund to the extent that they exceed the amount such Member has "at risk" with respect to its Interest at the end of the year. The amount that a Member has "at risk" will generally be the same as its adjusted basis as described above, except that it will generally not include any amount attributable to liabilities of the Fund or any amount borrowed by the Member on a non-recourse basis.

               Losses denied under the basis or "at risk" limitations are suspended and may be carried forward in subsequent taxable years, subject to these and other applicable limitations.

               "PHANTOM INCOME" FROM FUND INVESTMENTS. Pursuant to various "anti-deferral" provisions of the Code (the "Subpart F" and "passive foreign investment company" provisions), investments (if any) by the Fund in certain foreign corporations may cause a Member to (i) recognize taxable income prior to the Fund's receipt of distributable proceeds, (ii) pay an interest charge on receipts that are deemed as having been deferred or (iii) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as long-term or short-term capital gain.

FOREIGN TAXES

               It is possible that certain dividends and interest directly or indirectly received by the Fund from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Fund or a Portfolio Partnership may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

It is impossible to predict in advance the rate of foreign tax the Fund will directly or indirectly pay since the amount of the Fund's assets to be invested in various countries is not known.

               The Members will be informed by the Fund as to their proportionate share of the foreign taxes paid by the Fund or a Portfolio Partnership, which they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject, however, to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their Federal income taxes. A Member that is tax-exempt will not ordinarily benefit from such credit or deduction.

UNRELATED BUSINESS TAXABLE INCOME

               Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(7) This type of income is exempt even if it is realized from securities trading activity which constitutes a trade or business.

               This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments in partnerships engaged in a trade or business, in certain private claims or in certain fundings of reorganization plans, the Fund's income (or loss) from these investments may constitute UBTI.

               The Fund may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Fund will treat its short sales of securities as not involving "acquisition indebtedness" and therefore not resulting in UBTI.(8) To the extent the Fund recognizes income (i.e., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which will be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

------------------------
(7) With certain exceptions, tax-exempt organizations which are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

(8) Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI.

               To the extent the Fund recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain which will be treated as UBTI will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Fund, an allocable portion of deductions directly connected with the Fund's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

               Since the calculation of the Fund's "unrelated debt-financed income" is complex and will depend in large part on the amount of leverage, if any, used by the Fund from time to time,(9) it is impossible to predict what percentage of the Fund's income and gains will be treated as UBTI for a Member which is an exempt organization. An exempt organization's share of the income or gains of the Fund which is treated as UBTI may not be offset by losses of the exempt organization either from the Fund or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

               To the extent that the Fund generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the Service, the method used to calculate its UBTI. The Fund will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Fund for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Fund is highly complex, and there is no assurance that the Fund's calculation of UBTI will be accepted by the Service.

               In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of the Fund's income and gains which is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments which are not treated as UBTI. Therefore, the possibility of realizing UBTI from its investment in the Fund generally should not affect the tax-exempt status of such an exempt organization.(10) In addition, a charitable remainder trust will be subject to a 100% excise tax on any UBTI under Section 664(c) of the Code.

------------------------
(9) The calculation of a particular exempt organization's UBTI would also be affected if it incurs indebtedness to finance its investment in the Fund. An exempt organization is required to make estimated tax payments with respect to its UBTI.

(10) Certain exempt organizations which realize UBTI in a taxable year will not constitute "qualified organizations" for purposes of Section 514(c)(9)(B)(vi)(I) of the Code, pursuant to which, in limited circumstances, income from certain real estate partnerships in which such organizations invest might be treated as exempt from UBTI. A prospective tax-exempt Member should consult its tax adviser in this regard.

A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax adviser with respect to the tax consequences of receiving UBTI from the Fund. (See "ERISA Considerations.")

CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

               PRIVATE FOUNDATIONS. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

               In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in the Fund would most probably be classified as a nonfunctionally related asset. A determination that an interest in the Fund is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in the Fund. Of course, this factor would create less of a problem to the extent that the value of the investment in the Fund is not significant in relation to the value of other assets held by a foundation.

               In some instances, an investment in the Fund by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of the Fund, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in the Fund in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from the Fund is "passive" within the applicable provisions of the Code and Regulations. There can be no assurance that the Fund will meet such 95% gross income test.

               A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

               QUALIFIED RETIREMENT PLANS. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. (See "ERISA Considerations.")

               ENDOWMENT FUNDS. Investment managers of endowment funds should consider whether the acquisition of an Interest is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

EXCISE TAX ON CERTAIN REPORTABLE TRANSACTIONS

               A tax-exempt entity (including a state or local government or its political subdivision) may be subject to an excise tax equal to the greater of
(i) one hundred percent (100%) of the net income or (ii) seventy five percent (75%) of the proceeds, attributable to certain "reportable transactions", including "listed transactions", in which it participates. Under recently issued Treasury guidance, these rules should not apply to a tax-exempt investor's Interest if such investor's tax-exempt status does not facilitate the Fund's participation, if any, in such transactions, unless otherwise provided in future guidance. Tax-exempt investors should discuss with their own advisors the applicability of these rules to their investment in the Fund. (See "Tax Shelter Reporting Requirements" below.)

TAX SHELTER REPORTING REQUIREMENTS

               The Regulations require the Fund to complete and file Form 8886 ("Reportable Transaction Disclosure Statement") with its tax return for any taxable year in which the Fund participates in a "reportable transaction." Additionally, each Member treated as participating in a reportable transaction of the Fund is required to file Form 8886 with its tax return (or, in certain cases, within 60 days of the return's due date). Under certain circumstances, the Service may designate a transaction as a reportable transaction after the close of the year in which the Fund or a Member participated in the transaction, in which case the Fund and/or such Member may have to file Form 8886 with respect to that transaction 90 days after the Service makes the designation. The Fund and any such Member, respectively, must also submit a copy of the completed form with the Service's Office of Tax Shelter Analysis. The Fund intends to notify the Members that it believes (based on information available to the Fund) are required to report a transaction of the Fund or a Portfolio Partnership, and intends to provide such Members with any available information needed to complete and submit Form 8886 with respect to the transactions of the Fund and the Portfolio Partnerships. In certain situations, there may also be a requirement that a list be maintained of persons participating in such reportable transactions, which could be made available to the Service at its request.

               A Member's recognition of a loss upon its disposition of an interest in the Fund could also constitute a "reportable transaction" for such Member requiring such Member to file Form 8886.

               A significant penalty is imposed on taxpayers who participate in a "reportable transaction" and fail to make the required disclosure. The penalty is generally $10,000 for natural persons and $50,000 for other persons (increased to $100,000 and $200,000, respectively, if the reportable transaction is a "listed" transaction). Investors should consult with their own advisors concerning the application of these reporting obligations to their specific situations.

STATE AND LOCAL TAXATION

               In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Fund. State and local tax laws differ in the treatment of limited liability companies such as the Fund. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, the Fund intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction.

               State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Fund generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which the Fund acquires an interest may conduct business in a jurisdiction which will subject to tax a Member's share of the partnership's income from that business and may cause Members to file tax returns in those jurisdictions. Prospective investors should consult their tax advisers with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

               One or more states may impose reporting requirements on the Fund and/or its Members in a manner similar to that described above in "Tax Shelter Reporting Requirements." Investors should consult with their own advisors as to the applicability of such rules in jurisdictions which may require or impose a filing requirement.

               The Fund, which is treated as a partnership for New York State and New York City income tax purposes, should not be subject to the New York City unincorporated business tax, which is not imposed on a partnership which purchases and sells securities for its "own account." (This exemption may not be applicable to the extent a partnership in which the Fund invests conducts a business in New York City.) By reason of a similar "own account" exemption, it is also expected that a nonresident individual Member should not be subject to New York State personal income tax with respect to his share of income or gain realized directly by the Fund.

               Individual Members who are residents of New York State and New York City should be aware that the New York State and New York City personal income tax laws limit the deductibility of itemized deductions and interest expense for individual taxpayers at certain income levels.

These limitations may apply to a Member's share of some or all of the Fund's expenses. Prospective Members are urged to consult their tax advisers with respect to the impact of these provisions and the Federal limitations on the deductibility of certain itemized deductions and investment expenses on their New York State and New York City tax liability.

               For purposes of the New York State corporate franchise tax and the New York City general corporation tax, a corporation generally is treated as doing business in New York State and New York City, respectively, and is subject to such corporate taxes as a result of the ownership of a partnership interest in a partnership which does business in New York State and New York City, respectively.(11) Each of the New York State and New York City corporate taxes are imposed, in part, on the corporation's taxable income or capital allocable to the relevant jurisdiction by application of the appropriate allocation percentages. Moreover, a non-New York corporation which does business in New York State may be subject to a New York State license fee. A corporation which is subject to New York State corporate franchise tax solely as a result of being a non-managing member in a New York partnership may, under certain circumstances, elect to compute its New York State corporate franchise tax by taking into account only its distributive share of such partnership's income and loss. There is currently no similar provision in effect for purposes of the New York City general corporation tax.

               Regulations under both the New York State corporate franchise tax and New York City general corporation tax, however, provide an exception to this general rule in the case of a "portfolio investment partnership," which is defined, generally, as a partnership which meets the gross income requirements of Section 851(b)(2) of the Code. New York State (but not New York City) has adopted regulations that also include income and gains from commodity transactions described in Section 864(b)(2)(B)(iii) as qualifying gross income for this purpose. The qualification of the Fund as a "portfolio investment partnership" with respect to its investments through advisory accounts and Portfolio Partnerships must be determined on an annual basis and, with respect to a taxable year, the Fund and/or one or more Portfolio Partnerships may not qualify as portfolio investment partnerships. Therefore, a corporate non-managing member may be treated as doing business in New York State and New York City as a result of its interest in the Fund or its indirect interest in a nonqualifying Portfolio Partnership.

               New York State has enacted legislation that imposes a quarterly withholding obligation on certain partnerships with respect to partners that are individual non-New York residents or corporations (other than "S" corporations). Accordingly, the Fund may be required to withhold on the distributive shares of New York source partnership income allocable to such partners to the extent such income is not derived from trading in securities for the Fund's or an Portfolio Partnership's own account.

               A trust or other unincorporated organization which by reason of its purposes or activities is exempt from Federal income tax is also exempt from New York State and New York City personal income tax. A nonstock corporation which is exempt from Federal income tax is

------------------------
(11) New York State (but not New York City) generally exempts from corporate franchise tax a non-New York corporation which (i) does not actually or constructively own a 1% or greater limited partnership interest in a partnership doing business in New York and (ii) has a tax basis in such limited partnership interest not greater than $1 million.

generally presumed to be exempt from New York State corporate franchise tax and New York City general corporation tax. New York State imposes a tax with respect to such exempt entities on UBTI (including unrelated debt-financed income) at a rate which is currently equal to the New York State corporate franchise tax rate (plus the corporate surtax). There is no New York City tax on the UBTI of an otherwise exempt entity.

Each prospective Member should consult its tax adviser with regard to the New York State and New York City tax consequences of an investment in the Fund.

                              ERISA CONSIDERATIONS

               Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in the Fund.

               ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in prohibited transactions and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the portfolio's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects--Unrelated Business Taxable Income" and "--Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the DOL's regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

               Because the Fund is registered as an investment company under the Investment Company Act, the underlying assets of the Fund should not be considered to be "plan assets" of the ERISA Plans investing in the Fund for purposes of ERISA's fiduciary responsibility and prohibited transaction rules and the Code's prohibited transaction rules. Thus, none of the Adviser and Ivy or any of the Managers will be fiduciaries within the meaning of ERISA by reason of their authority with respect to the Fund.

               A Benefit Plan which proposes to invest in the Fund will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand the Fund's investment objective, policies and strategies, that the decision to invest in the Fund was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

               Certain prospective Benefit Plan Members may currently maintain relationships with the Adviser, Ivy or the Managers or their affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Members should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA and/or the Code. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in the Fund.

               The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Members should consult their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

                                    BROKERAGE

               Each Portfolio Manager is responsible for selection of brokers to execute the Fund's portfolio transactions. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

               In selecting brokers and dealers to execute transactions on behalf of a Portfolio Fund or Portfolio Account, each Portfolio Manager generally will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that each Portfolio Manager generally will seek reasonably competitive commission rates, a Portfolio Manager will not necessarily pay the lowest commission available on each transaction. The Portfolio Managers will typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Portfolio Managers with respect to Portfolio Funds may vary and will be governed by each Portfolio Fund's organizational documents.

               Consistent with the principle of seeking best price and execution, a Portfolio Manager may place orders for a Portfolio Fund or Portfolio Account with brokers that provide the Portfolio Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Portfolio Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Portfolio Managers or their affiliates in providing services to clients other than the Portfolio Funds and the Portfolio Accounts they manage. In addition, not all of the supplemental information is necessarily used by a Portfolio Manager in connection with the Portfolio Fund or Portfolio Account it manages. Conversely, the information provided to a Portfolio Manager by brokers and dealers through which other clients of the Portfolio Manager or its affiliates effect securities transactions may be useful to the Portfolio Manager in providing services to the Portfolio Fund or a Portfolio Account.

               It is anticipated that Portfolio Managers (including each Portfolio Manager retained to manage a Portfolio Account) will generally follow brokerage placement practices similar to those described above. The brokerage placement practices described above will also be followed by Ivy to the extent it places transactions for the Fund. However, certain Portfolio Managers (other than those managing Portfolio Accounts) may have policies that permit the use of brokerage commissions of a Portfolio Fund to obtain products or services that are not research related and that may benefit the Portfolio Manager.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

               Ernst & Young LLP serves as the independent registered public accounting firm of the Fund. Its principal business address is 5 Times Square, New York, New York 10036.

                                  LEGAL COUNSEL

               Schulte Roth & Zabel LLP, New York, New York, serves as legal counsel to the Fund. The firm also serves as legal counsel to the Adviser, Ivy and their affiliates with respect to certain matters.

                                    CUSTODIAN

               The Bank of New York Mellon (the "Custodian") serves as the custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) as approved or authorized by the Board. The Custodian's principal business address is One Wall Street, New York, New York 10286.

                            SUMMARY OF LLC AGREEMENT

               The following is a summary description of additional items and of select provisions of the LLC Agreement that are not described elsewhere in this SAI or in the Fund's prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix C to the prospectus.

LIABILITY OF MEMBERS

               Members in the Fund will be members of a limited liability company as provided under Delaware law. Under Delaware law and the LLC Agreement, a Member will not be liable for the debts, obligations or liabilities of the Fund solely by reason of being a Member, except that the Member may be obligated to make capital contributions to the Fund pursuant to the LLC Agreement and to repay any funds wrongfully distributed to the Member. A Member may be required to contribute to the Fund, whether before or after the Fund's dissolution or after the Member ceases to be a Member, such amounts as the Fund deems necessary to meet the Fund's debts, obligations or liabilities (not to exceed for any Member, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Member's Interest and any other amounts received by the Member from the Fund during or after the fiscal year to which any debt, obligation or liability of the Fund is incurred).

DUTY OF CARE

               The LLC Agreement provides that neither the Managers, the Adviser, or Ivy (including certain of their affiliates, among others) shall be liable to the Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Managers by the Fund, but not by the Members individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of the Fund. A Manager will not be personally liable to any Member for the repayment of any balance in such Member's capital account or for contributions by such Member to the capital of the Fund or by reason of any change in the Federal, state or local income tax laws applicable to the Fund or its Members. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

POWER OF ATTORNEY

               By purchasing an Interest and by signing the LLC Agreement (which each Member will do by virtue of signing the Member certification form attached to the prospectus as Appendix A), each Member will appoint the Adviser and each of the Managers his or her attorneys-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund.

               The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the Adviser and each of the Managers and as such is irrevocable and continues in effect until all of such Member's Interest has been withdrawn pursuant to a repurchase or redemption of the Interest or a transfer to one or more transferees that have been approved by the Board for admission to the Fund as substitute Members.

TERM, DISSOLUTION AND LIQUIDATION

               The Fund will be dissolved:

               (1) upon the affirmative vote to dissolve the Fund by (1) the Board or (2) Members holding at least two-thirds of the total number of votes eligible to be cast by all Members;

               (2) upon the expiration of any two-year period that commences on the date on which any Member has submitted a written notice to the Fund requesting the repurchase of its entire Interest, in accordance with the LLC Agreement, if the Fund has not repurchased the Member's Interest;

               (3) upon the failure of Members to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of the Fund; or

               (4)  as required by operation of law.

               Upon the occurrence of any event of dissolution, the Board or the Adviser, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Adviser to act as liquidator or is unable to perform this function), is charged with winding up the affairs of the Fund and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the prospectus under "Capital Accounts -- Allocation of Net Profits and Losses; Allocation of Offering Costs."

               Upon the dissolution of the Fund, its assets are to be distributed (1) first to satisfy the debts, liabilities and obligations of the Fund, other than debts to Members, including actual or anticipated liquidation expenses, (2) next to satisfy debts, liabilities and obligations owing to the Members, and (3) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that such a distribution would be in the interests of the Members in facilitating an orderly liquidation.

VOTING

               Each Member has the right to cast a number of votes equal to the value of the Member's capital account at a meeting of Members called by the Board or by Members holding 25% or more of the total number of votes eligible to be cast.

Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of the Fund's agreement with any investment adviser of the Fund, and approval of the Fund's auditors, and on certain other matters, to the extent that the Investment Company Act requires a vote of Members on any such matters. Except for the exercise of their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of the Fund's business, and may not act for or bind the Fund.

REPORTS TO MEMBERS

               The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for such Members to complete Federal, state and local income tax or information returns, along with any other tax information required by law. The Fund will send to Members a semi-annual and an audited annual report within 60 days after the close of the period for which it is being made, or as otherwise required by the Investment Company Act. Quarterly reports from the Adviser regarding the Fund's operations during each fiscal quarter also will be sent to Members.

FISCAL YEAR

               The Fund's fiscal year is the 12-month period ending on March 31.

                       FUND ADVERTISING AND SALES MATERIAL

               Advertisements and sales literature relating to the Fund and reports to Members may include quotations of investment performance. In these materials, the Fund's performance will normally be portrayed as the net return to an investor in the Fund during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray the Fund's investment performance.

               The Fund's investment performance will vary from time to time, and past results are not necessarily representative of future results.

               Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Fund, may also be used to advertise or market the Fund, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Fund's investment performance to the performance of recognized market indices and other indices. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Fund.

                              FINANCIAL STATEMENTS

               The Fund's financial statements and the report of the independent registered public accounting firm thereon, appearing in the Annual Report to Members of the Fund for the fiscal year ended March 31, 2008 (audited) (the "Annual Report") are incorporated into this SAI by reference.

The Annual Report is filed with the SEC pursuant to Section 30(b) of the 1940 Act and the rules and regulations thereunder and contains schedules of the Fund's portfolio investments as of March 31, 2008, and certain other financial information. The Fund will furnish, without charge, a copy of the Annual Report to any person who requests a copy of the SAI.

               The financial information included in the prospectus under the caption "Financial Highlights" and the financial statements that are incorporated by reference in this SAI have been so included or incorporated by reference in reliance on the report of Ernst & Young given upon their authority as experts in auditing and accounting.

                                     PART C
                                OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

          (1) Financial Statements:

              Financial Statements of the Registrant for the fiscal year ended March 31, 2008, incorporated by reference to the 2008 Annual Report to Members of the Fund.

          Exhibits:

          (a) (i) Certificate of Formation of Registrant. Previously filed with Amendment No. 2 to Registrant's initial registration statement filed on March 24, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

              (ii) Second Amended and Restated Limited Liability Company Agreement of Registrant. Filed herewith as Appendix C to the prospectus included in the Registration Statement.

          (b) Not applicable.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

          (f) Not applicable.

          (g) (i) Form of Investment Advisory Agreement. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

              (ii) Form of Sub-Advisory Agreement. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

          (h) (i) Form of Distribution Agreement with BNY Hamilton Distributors, Inc.. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

              (ii) Form of Distribution Agreement with MBSC Securities.*

          (i) Not applicable.

          (j) Form of Custodian Agreement. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

          (k) (i) Form of Escrow Agreement. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

              (ii) Form of Administration Agreement. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

              (iii) Form of Investor Servicing Agreement. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

              (iv) Power of Attorney. Previously filed with Registrant's registration statement filed on June 20, 2006 (Reg. No. 333-125447, 811-21247), and incorporated herein by reference.

          (l) Opinion and Consent of Schulte Roth & Zabel LLP. Previously filed with Pre- Effective Amendment No. 1 to the Registrant's registration statement filed on July 26, 2005 (Reg. No. 333-125447, 811-21247), and incorporated herein by reference.

          (m) Not applicable.

          (n) (i) Opinion and Consent of Schulte Roth & Zabel LLP on tax matters. Previously filed with Amendment No. 2 to Registrant's initial registration statement filed on March 24, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

              (ii) Consent of Independent Registered Public Accounting Firm.*

          (o) See Item 25(1) above.

          (p) Form of Agreement Regarding Provision of Initial Capital. Previously filed with Amendment No. 1 to Registrant's initial registration statement filed on February 14, 2003 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

           (q) Not applicable.

           (r) (i) Code of Ethics of the Fund. Previously filed with Post-Effective Amendment No. 1 to Registrant's registration statement filed on June 20, 2006
 (Reg. No. 333-100822, 811-21247), and incorporated herein by reference.

               (ii) Code of Ethics of the Sub-Adviser. Previously filed with Post-Effective Amendment No. 1 to Registrant's registration statement filed on June 20, 2006
(Reg. No. 333-100822, 811-21247), and incorporated herein by reference.


* Filed herewith.

ITEM 26.  MARKETING ARRANGEMENTS

          Not applicable.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          ALL FIGURES ARE ESTIMATES

          Registration fees                $17,655
          Legal fees                       $40,000
          Printing                         $15,000
                                           --------

          Total                            $72,655



ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH
REGISTRANT

          None.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

          As of March 31, 2008, the number of record holders of each class of securities of Registrant, is shown below:


                  (1)                       (2)
            TITLE OF CLASS                  NUMBER OF RECORDHOLDERS

         Limited Liability Company Interests   670


ITEM 30. INDEMNIFICATION

          Reference is made in the provisions of Section 3.8 of Registrant's Second Amended and Restated Limited Liability Company Agreement filed herewith as Appendix C to the prospectus included in this Registration Statement, and to be incorporated herein by reference.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to managers, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a Manager, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such Manager, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF THE ADVISER

     There is set forth below information as to any other business, profession, vocation or employment of a substantial nature in which each executive officer and director of BNY Investment Advisors (the "Adviser") is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

     To the knowledge of Registrant, none of the managers or executive officers of the Adviser are or have been, at any time during the past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature, except that the managers and officers of the Adviser also hold various positions with, and engage in business for, various subsidiaries of The Bank of New York Mellon, of which the Adviser is a division.

     To the knowledge of Registrant, neither the directors nor any of the executive officers of Ivy Asset Management Corp. ("Ivy"), the investment sub-adviser of the Fund, has been, at any time during the past two years, engaged in any other business, profession, vocation or employment of a substantial nature.

     (a) The Adviser provides investment advisory services to Registrant. The Adviser is a division of The Bank of New York Mellon, which in turn is a wholly-owned subsidiary of The Bank of New York Mellon Corporation. Information with respect to each manager and executive officer of the Adviser is incorporated by reference to Form ADV filed by the Adviser with the SEC pursuant to the Investment Advisers Act of 1940, as amended (the "Advisers Act") (File no. 801-60223). The principal business address of the Adviser is One Wall Street, New York, New York 10286.

     (b) Ivy provides investment sub-advisory services for Registrant and certain other customers. Ivy is an affiliate of the Adviser. Information with respect to each director and executive officer of Ivy is incorporated by reference to Form ADV filed by Ivy with the SEC pursuant to the Advisers Act (File no. 801-45776). The principal business address of Ivy is One Jericho Plaza, Jericho, NY 11753.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

     The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are in the possession of BNY Investment Advisors at its offices at One Wall Street, New York, New York 10286.

ITEM 33. MANAGEMENT SERVICES

         Not applicable.

ITEM 34. UNDERTAKINGS

         I. Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

         II. Registrant hereby undertakes:

               (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

                    (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Interests offered therein, and the offering of Interests at that time shall be deemed be the initial BONA FIDE offering thereof; and

               (c) to remove from registration by means of a post-effective amendment any of the Interests being registered which remain unsold at the termination of the offering.

         III. Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, Registrant's Statement of Additional Information.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 24th day of June, 2008.

                            BNY/IVY MULTI STRATEGY HEDGE FUND LLC

                            By: /s/ Joseph Murphy
                                ---------------------------------
                                  Name:  Joseph Murphy
                                  Title: President


          Pursuant to requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

                                         Title                 Date

 /s/ Robert Bowen*                      Manager               June 24, 2008
 -----------------
 Robert Bowen

 /s/ Robert J. Dwyer*                   Manager               June 24, 2008
 --------------------
 Robert J. Dwyer

 /s/ Carla D. Hunter*                   Manager               June 24, 2008
 --------------------
 Carla D. Hunter

 /s/ Newton P.S. Merrill*               Manager               June 24, 2008
 ------------------------
 Newton P.S. Merrill

 /s/ Arthur Williams III*               Manager               June 24, 2008
 ------------------------
 Arthur Williams III

 /s/ Rodney Yanker*                     Manager               June 24, 2008
 ------------------
 Rodney Yanker

 /s/ Joseph Murphy                      President             June 24, 2008
 -----------------
 Joseph Murphy

 /s/ Guy Nordahl                        Principal             June 24, 2008
 ---------------
 Guy Nordahl                            Accounting Officer


*This amendment has been signed by each of the persons so indicated by the undersigned as attorney in fact.


                                               /s/ Guy Nordahl
                                               --------------------------------
                                               Guy Nordahl, Attorney-in-Fact